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02031242

REGISTRANT'S NAME Loblaw Companies Ltd

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APR 2 5 2002

THOMSON FINANCIAL

**FORMER NAME

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FILE NO. 82- 4918

FISCAL YEAR 12-29-01

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OICF/BY: dlw

DATE : 4/17/02

file no. 82-4918

LOBLAW COMPANIES LIMITED

2001

ANNUAL INFORMATION FORM

March 4, 2002

LOBLAW COMPANIES LIMITED

2001 ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Unless otherwise stated the information in this Annual Information Form is current to March 4, 2002, and all amounts are in Canadian dollars.

I. INCORPORATION

Loblaw Companies Limited ("Loblaw") was incorporated on January 18, 1956. It was continued under the Canada Business Corporations Act by certificate of continuance dated May 7, 1980. The head and registered office is located at 22 St. Clair Avenue East, Toronto, Ontario, Canada M4T 2S7.

Loblaw through its direct and indirect subsidiaries (collectively, "the Company") carry on business in the food distribution industry by operating across Canada through the Company owned stores ("corporate stores"), franchised independent stores ("franchised stores"), associated stores, and by servicing independent accounts. The Company has developed a highly successful line of control label products which are sold in its corporate stores and to franchised and associated stores and are available on a limited basis to its independent customers. Certain lines of the Company's control label products are marketed in select supermarket chains in the United States and other countries.

II. INTERCORPORATE RELATIONSHIPS

A list of the subsidiaries of Loblaw that carry on its principal business is given below. In each case, 100% of the voting and non-voting securities are owned either directly or indirectly by Loblaw, except in the case of Westfair Foods Ltd., in which 100% of the voting securities and 64% of the non-voting securities are owned.

Subsidiary	Jurisdiction of Incorporation
Loblaws Inc.	Ontario
Loblaw Financial Holdings Inc.	Ontario
Loblaw Properties Limited	Ontario
Loblaw Brands Limited	Canada
Loblaws Supermarkets Limited	Ontario
Atlantic Wholesalers Ltd.	New Brunswick
Fortinos Supermarket Ltd.	Ontario
Glenhuron Bank Ltd.	Barbados
Kelly, Douglas & Company, Limited	British Columbia
National Grocers Co. Ltd.	Ontario
President's Choice Bank	Canada
Provigo Inc.	Quebec
Provigo Distribution Inc.	Quebec
Provigo Properties Limited	Canada
Westfair Foods Ltd.	Canada
Westfair Properties Ltd.	Canada
Zehrmart Inc.	Ontario

III. GENERAL DEVELOPMENT OF THE BUSINESS

During the three year period ended December 29, 2001, the Company continued to expand its asset base and to reinvest in existing assets in order to position the Company for sustainable future growth. During this period, cumulative capital investment, predominantly funded through cash flows from operating activities, was $2.85 billion.

During the latest three year period, total sales from operations increased at a cumulative average annual rate of approximately 20% and corporate store square footage increased at a cumulative average annual rate of approximately 4% (both percentages inclusive of the impact relating to the 1998 Provigo Inc. acquisition). The number of corporate stores over the same three year period has decreased from 629 (excluding 27 stores disposed in 1999 as part of the Provigo Inc. acquisition) to 617, indicative of the trend towards expanded store size and offering.

Net earnings per common share have been steadily increasing each year over the latest three year period. During the three years from January 3, 1999 to December 29, 2001, the cumulative average annual growth rate of basic net earnings per common share was approximately 24%.

The Company purchased 98% of Provigo Inc.'s ("Provigo") common shares on December 10, 1998 and purchased the remaining 2% of Provigo's common shares on January 18, 1999. In consideration, the Company issued 29,240,900 common shares valued at $906 million, paid $785 million in cash and assumed net bank indebtedness of $89 million to acquire Provigo.

In 1999, the Company sold 44 stores, principally Loeb stores, as part of the Provigo acquisition. The applicable sales and earnings from these stores were excluded from the Company's 1999 reported results. The remaining Ontario stores acquired in the Provigo acquisition were converted to existing Company banners and programs during 1999.

Over the past three years, the number of customers using *President's Choice Financial* services has grown significantly and the range of products and services has been expanded to now include chequing and savings accounts, mortgages, loans and lines of credit. President's Choice Bank, a subsidiary of Loblaw, launched the *President's Choice Financial* MasterCard in 2001. In late 2001, President's Choice Bank securitized its credit card receivables, realizing net cash flows of $111 million (plus $1 million in retained interest).

In connection with the offering of *President's Choice Financial* services and the *President's Choice Financial* MasterCard, the Company has in place a loyalty program known as *PC* points. Customers using such products and services can earn *PC* points towards the purchase of groceries at the Company's corporate and franchised stores and more recently for other rewards.

In order to meet more of its consumers' everyday needs, the Company is constructing, in certain local markets, stores with a new enlarged layout. This layout allows the Company to offer a variety of products and services in addition to its traditional grocery products. A large portion of the new products include non-food products. In 2001, the Company opened 3 stores in Ontario, each of approximately 115,000 square feet. These stores are significantly larger than the 2001 average corporate store size of 46,400 square feet.

With the increased demands on the time of many shoppers, the Company has increased its offering of home meal replacements. Locations within corporate and franchised stores offer quick take-home meal solutions. This allows consumers to purchase meals or portions of meals ready for at-home consumption.

IV. NARRATIVE DESCRIPTION OF THE BUSINESS

Operations

The Company is Canada's largest food distributor. The Company distributes food and related products in all provinces and in two territories of Canada.

The Company carries on business in the food distribution industry by operating across Canada through the Company owned stores, franchised independent stores, associated stores and by servicing independent accounts.

The Company operates a variety of store formats, banners and sizes, which allows it to appeal to the changing consumer needs and demographics within each local market. In addition, whenever practical, new, remodeled or expanded stores now include a greater selection of non-food departments such as photo processing, pharmacy, dry cleaner, video merchandise, greeting cards, floral, apparel, and most recently, financial products and services. The variety of products and services allows the Company to meet its consumers' everyday needs.

Geographic and Banner Summary

At December 29, 2001, the Company operates 40 warehouses in Canada. It also has 617 corporate stores, 1,095 franchised and associated stores, and serves over 7,982 independent accounts across Canada as follows:

	Conventional Stores/ Superstores	Cash and Carry/ The Real Canadian Wholesale Clubs	Franchised Stores	Associated Stores	Independent Accounts
British Columbia	21	13	42	25	22
Yukon	1		1		
Northwest Territories	2			1	
Alberta	48	7	1	17	1,357
Saskatchewan	27	7	13	52	1,628
Manitoba	18	2	4	54	93
Ontario	130	38	232	19	95
Quebec	199	25	48	484	2,898
New Brunswick	19	3	24	33	438
Nova Scotia	30	5	25	2	678
Prince Edward Island	4	1	4	1	182
Newfoundland and Labrador	16	1	7	6	591

Whenever practical, the Company follows the strategy of purchasing sites for future store locations. At December 29, 2001, the Company owned 62% of its corporate stores, as well as various properties under development or held for future development. The Company's owned properties are essentially unencumbered with $39 million in mortgages on total corporate real estate having a net book value of approximately $3.98 billion at December 29, 2001. These owned and leased properties are located throughout the regions in which the Company operates. The total square footage of the corporate stores is approximately 28.6 million square feet.

The Company separates stores under the following banners:

Corporate Banners	Number of Stores
Atlantic Superstore	47
Cash and Carry (Ontario, Atlantic, Quebec under the name Presto)	71
Dominion (in Newfoundland and Labrador)	15
Extra Foods	68
Loblaws	88
Maxi and Maxi & Co.	84
Provigo	91
The Real Canadian Superstore	54
The Real Canadian Wholesale Club	31
Zehrs Markets	59
Other Corporate Banners	9

Franchised and Associated Banners	Number of Stores
Extra Foods	20
Fortinos	19
Lucky Dollar Foods	111
no frills	103
Provigo	54
Atlantic SaveEasy	54
Shop Easy Foods	55
SuperValu	28
valu-mart	74
Your Independent Grocer	52
Other Franchised & Associated Banners	525

Competitive Conditions

The Company believes that it is in a strong competitive position in Canada. In terms of sales, it is the largest food distributor in Canada. The Company's focus is on new store growth, expansion of departments and services and the renewal of the existing store base, while controlling operating costs and rationalizing and centralizing similar functions, in order to maintain and strengthen the platform for its many banners. This allows the Company to perform well in an increasingly competitive market, which is continuously evolving with the addition of warehouse clubs, the proliferation of discount food formats and the greater marketing of food by mass merchandisers and other specialty retailers.

Control Label Program

The Company has developed a highly successful line of control label products that are sold in its corporate stores, to franchised stores and associated stores and are available on a limited basis to certain independent customers. The *President's Choice* line of products is marketed in select supermarket chains in the following countries: Barbados, Bermuda, Cayman Islands, China (Hong Kong), Colombia, Israel, Jamaica, Trinidad and the United States.

There are currently over 5,000 control label products marketed by the Company under the brand names *President's Choice, no name*, *Club Pack*, *GREEN* (environmentally friendly), *TOO GOOD TO BE TRUE* (nutritionally superior) and *EXACT*. In 2001, the Company launched *President's Choice Organics*, a new line of "certified organic" products.

The Company has extended its control label program to include *President's Choice Financial* services which are provided by Amicus Bank, a member of the CIBC group of companies. The products and services included in the *President's Choice Financial* offering are available at attractive rates and the use of such products and services allows customers to earn loyalty points that are redeemable towards free groceries and other rewards. In March 2001, President's Choice Bank successfully launched the *President's Choice Financial* MasterCard.

Intellectual Property

The Company is not dependent upon any single trademark or trade name. Some trademarks (described elsewhere in this Annual Information Form) are identified with a number of its control label products. Store-trading names are important to both corporate and franchised store operations. It is the Company's policy to register or otherwise protect such intangible assets in all jurisdictions in which it operates. The trademarks are exclusive property of the Company and, where used in this Annual Information Form, are in italics.

Employees

At December 29, 2001, there were over 119,000 full and part time employees throughout the Company. The Company has a total of 441 collective agreements which cover approximately 92,000 employees. The 2001 labour negotiations were challenging and resulted in 3 unionized labour strikes: 1 in Ontario and 1 in Quebec, which resulted in collective agreements being made for 8 and 6 years respectively, and 1 in British Columbia which has not been settled as of the date of this Annual Information Form. In 2002, 57 collective agreements affecting approximately 33,000 employees will expire and 39 collective agreements to be negotiated will be carried over from 2000 and 2001, with the single largest agreement covering approximately 4,400 employees. The Company has good relations with its employees and unions and, although possible, does not anticipate any unusual difficulties in renegotiating these agreements.

Environmental Matters

The Company has extensive environmental programs in place and has established policies aimed at ensuring compliance with all applicable environmental legislative requirements. To ensure compliance, the Company has initiated environmental risk assessments and audits using internal resources, as well as utilized communication tools to raise environmental awareness amongst employees at operating locations.

Environmental protection requirements do not and are not expected to have a material effect on the Company's capital investment, earnings or competitive position.

Research and Development

The Company's product development team works actively with manufacturers in developing its control label products.

Customers

The Company is not dependent upon a small number of customers or any single customer and its business is not seasonal.

V. SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of consolidated financial information for the three years ended December 29, 2001. All amounts are in millions of dollars except per share data and number of weeks.

Last Three Years

Consolidated Statement of Earnings Information	2001	2000	1999
Number of weeks in year	52	52	52
Sales	21,486	20,121	18,783
Earnings before goodwill charges	606	516	419
Net earnings (note 1)	563	473	376
Per common share ($)			
Basic net earnings	2.04	1.71	1.37
Diluted net earnings	2.03	1.70	1.36
Basic net earnings before goodwill charges	2.20	1.87	1.52
Dividends declared	.40	.35	.22

Consolidated Balance Sheet Information	2001	2000	1999
Total assets	10,008	9,025	7,979
Long term debt (including capital lease obligations)	3,414	2,636	2,001
Less amount due within one year (note 2)	81	259	22
Total long term debt	3,333	2,377	1,979

Last Eight Quarters

	2001				2000			
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Number of weeks in quarter	12	16	12	12	12	16	12	12
Sales	5,253	6,703	4,985	4,545	4,891	6,255	4,688	4,287
Net earnings	217	138	115	93	188	113	95	77
Per common share ($)								
Basic net earnings	.79	.50	.41	.34	.68	.41	.34	.28
Diluted net earnings	.78	.50	.41	.34	.67	.41	.34	.28
Basic net earnings before goodwill charges	.82	.55	.45	.38	.71	.46	.38	.32

Note 1: Net earnings for 2001 includes $1 million of income (2000 - $4 million), which reflects the cumulative effects of budget changes in the Canadian federal and provincial income tax rates on future income tax assets and liabilities.

Note 2: During 2001, the Company redeemed the Series 5, $50 million 10% Debentures, $100 million of Provigo Inc. Debentures matured and $100 million of Medium Term Notes ("MTN") matured. During 2001, the Company issued the remaining $440 million of MTN related to its 2000 shelf prospectus. During the first quarter of 2001, the Company filed another shelf prospectus to issue up to $1.50 billion of MTN, from which it issued $600 million in 2001. Subsequent to December 29, 2001 the Company announced its intention to redeem in 2002 the Series 8, $61 million 10% Debenture due 2007 and issued $200 million of MTN with an interest rate of 6.85% due 2032.

Common Dividends

The declaration and payment of dividends is at the discretion of the Board of Directors. The Company's dividend policy is to maintain a stable dividend payment equal to approximately 20% to 25% of the prior year's normalized basic net earnings per common share, giving consideration to the period end cash position, future cash flows and investment opportunities.

VI. MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the Management's Discussion and Analysis on pages 24 through 31 of the 2001 Loblaw Annual Report to shareholders, which is incorporated herein by reference.

VII. MARKET FOR SECURITIES

Loblaw Companies Limited common shares are listed and posted for trading on the Toronto Stock Exchange under the share symbol "L".

VIII. DIRECTORS AND OFFICERS

Directors

Name and Municipality of Residence	Principal Occupation	Director Since
W. Galen Weston, O.C.[1*] Toronto, Ontario	Chairman, Loblaw Companies Limited and George Weston Limited	1972
John M. Cassaday[2,4] Toronto, Ontario	President and Chief Executive Officer, Corus Entertainment Inc.	1999
Camilla H. Dalglish[4] Toronto, Ontario	Corporate Director	1991
Robert J. Dart[1] Toronto, Ontario	Vice Chairman, Wittington Investments, Limited	1994
Anthony S. Fell, O.C.[2,5*] Toronto, Ontario	Chairman, RBC Dominion Securities Limited	2001
Anne L. Fraser[4] Calgary, Alberta	Corporate Director	2000
Anthony R. Graham[1,3,5] Toronto, Ontario	President, Wittington Investments, Limited	1999
Pierre Michaud[4*] Montreal, Quebec	Chairman, Provigo Inc.	1999
G. Joseph Reddington[3*] Lititz, Pennsylvania	Chairman and Chief Executive Officer, Breuners Home Furnishings Corp.	1994
T. Iain Ronald[2*,5] Toronto, Ontario	Chairman, TransAlta Power Ltd.	1992
Joseph H. Wright[2,3] Toronto, Ontario	Managing Partner, Barnagain Capital	1996

* Chairman of Committee
1. Executive Committee
2. Audit Committee
3. Governance and Compensation Committee
4. Environmental, Health and Safety Committee
5. Pension Committee

All directors hold office until the close of the next annual meeting of the shareholders of Loblaw or until their successors are duly elected or appointed.

Officers

Name and Municipality of Residence	Principal Occupation
W. Galen Weston, O.C. Toronto, Ontario	Chairman, Loblaw Companies Limited and George Weston Limited
John A. Lederer Toronto, Ontario	President, Loblaw Companies Limited
David K. Bragg Toronto, Ontario	Executive Vice President
David R. Jeffs Calgary, Alberta	Executive Vice President
Donald G. Reid Toronto, Ontario	Executive Vice President
Robert G. Chenaux Toronto, Ontario	Senior Vice President, Corporate Brand Development
Roy R. Conliffe Toronto, Ontario	Senior Vice President, Labour Relations
Stewart E. Green Toronto, Ontario	Senior Vice President, Secretary
Richard P. Mavrinac Mississauga, Ontario	Senior Vice President, Finance
Stephen A. Smith Toronto, Ontario	Senior Vice President, Controller
Peter D. Turcot Toronto, Ontario	Senior Vice President, Sourcing and Procurement
Robert A. Balcom Toronto, Ontario	Vice President, General Counsel
J. Bradley Holland Toronto, Ontario	Vice President, Taxation

Michael N. Kimber Toronto, Ontario	Vice President, Legal Counsel
Louise M. Lacchin Toronto, Ontario	Vice President, Treasurer
Glenn D. Leroux Markham, Ontario	Vice President, Risk Management
Lucy J. Paglione Mississauga, Ontario	Vice President, Pensions and Benefits
Mark A. Rodrigues Mississauga, Ontario	Vice President, Internal Audit Services
George D. Seslija Toronto, Ontario	Vice President, Real Estate Development
Franca Smith Toronto, Ontario	Vice President, Financial Control
Geoffrey H. Wilson Toronto, Ontario	Vice President, Industry and Investor Relations
Ann Marie Yamamoto Toronto, Ontario	Vice President, Systems Audit and Information Technology
Marian M. Burrows Toronto, Ontario	Assistant Secretary
Walter H. Kraus Mississauga, Ontario	Director, Environmental Affairs
Joyce C. Lee Mississauga, Ontario	Controller, Financial Reporting
Patrick MacDonell Toronto, Ontario	Assistant Treasurer
Laurel MacKay-Lee Mississauga, Ontario	Controller, Planning and Analysis
Irene Pinheiro Mississauga, Ontario	Controller
Lisa R. Swartzman Toronto, Ontario	Assistant Treasurer

All of the foregoing individuals have held their present occupations or other positions with the same or associated companies or organizations for the past five years except: Mr. J. M. Cassaday, who is President and Chief Executive Officer, Corus Entertainment Inc.; Mr. A. S. Fell, who is Chairman, RBC Dominion Securities Limited; Mr. A. R. Graham who is President, Wittington Investments, Limited; Mr. P. Michaud who is Chairman, Provigo Inc.; Mr. M. A. Rodrigues, who was most recently Controller at Sony of Canada prior to January, 1999; and Ms. L. MacKay-Lee, who was a Chartered Accountant with KPMG LLP prior to August, 2000.

As at December 29, 2001, George Weston Limited, which is controlled by W. Galen Weston, owned directly or indirectly 61.4% of the issued and outstanding common shares of Loblaw and W. Galen Weston controlled a further 1.41% either directly or indirectly of Loblaw. Other directors and senior officers as a group beneficially owned, exercised control or direction over approximately 1.0% of the issued and outstanding common shares of Loblaw.

IX. ADDITIONAL INFORMATION

1. The Company will provide to any person, upon request to the Secretary of the Company, 22 St. Clair Avenue East, Toronto, Ontario, M4T 2S7:

   a) when the securities of Loblaw are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

      (i) one copy of the Annual Information Form of Loblaw, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

      (ii) one copy of the comparative consolidated financial statements of Loblaw for its most recently completed financial period together with the accompanying report of the auditors and one copy of any interim consolidated financial statements of Loblaw subsequent to the consolidated financial statements for its most recently completed financial period;

      (iii) one copy of the management proxy circular of Loblaw in respect to its most recent annual meeting of shareholders that involved the election of directors; and

      (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

   b) at any other time, one copy of any document referred to in 1 a) (i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Loblaw.

2. Additional information including directors' and officers' remuneration and indebtedness, principal holders of Loblaw securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Loblaw's management proxy circular for its most recent annual meeting of shareholders that involved the election of directors and additional financial information is provided in Loblaw's comparative financial statements for its most recently completed financial year.

3. Additional financial information has been filed electronically with various securities regulators in Canada through SEDAR and with the Office of the Superintendent of Financial Institutions ("OSFI") as the primary regulator for Loblaw's subsidiary, President's Choice Bank.

   Loblaw's internet address is: www.loblaw.com.

The foregoing, together with any information incorporated by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated herein in accordance with the requirements of this Annual Information Form or that is necessary to make a statement contained herein not misleading in light of the circumstances in which it was made.

DATED: March 4, 2002

"John A. Lederer"	"Donald G. Reid"
JOHN A. LEDERER (signed) President	DONALD G. REID (signed) Executive Vice President

On behalf of the Board of Directors

"W. Galen Weston"	"Robert J. Dart"
W. GALEN WESTON (signed) Director	ROBERT J. DART (signed) Director


food

loblaw companies limited
2001 annual report

and beyond

CORPORATE PROFILE Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, taking managed operating risks from a strong balance sheet position.

Loblaw is one of the largest private employers in Canada with over 119,000 employees throughout the business, and has a responsibility to provide fair wages and secure employment. Loblaw believes this responsibility can best be met in a stable, low cost operating environment in which everyone associated with Loblaw accepts the need to continuously improve our ability to serve our customers.

basic net earnings per common share

$2.04

return on average common shareholders' equity

16.8%

return on $100 invested five years ago

$377

Financial Highlights

52 Weeks Ended December 29, 2001 ($ millions)	2001	2000
SALES AND EARNINGS		
Sales	$ 21,486	$ 20,121
Trading profit (EBITDA)	1,451	1,259
Operating income	1,136	976
Interest expense	158	143
Net earnings	563	473
CASH FLOW		
Cash flows from operating activities before acquisition restructuring and other charges	875	846
Capital investment	1,108	943
PER COMMON SHARE ($)		
Basic net earnings	2.04	1.71
Basic net earnings before goodwill charges	2.20	1.87
Dividend rate (period end)	.40	.40
Cash flows from operating activities before acquisition restructuring and other charges	3.17	3.07
Book value	12.92	11.31
Market value (period end)	51.85	50.50
FINANCIAL RATIOS		
Returns on sales		
Trading profit (EBITDA)	6.8%	6.3%
Operating income	5.3%	4.9%
Net earnings	2.6%	2.4%
Return on average total assets	13.4%	12.8%
Return on average common shareholders' equity	16.8%	15.7%
Interest coverage on total debt	7.2:1	6.8:1
Total debt to shareholders' equity	.76:1	.71:1

Loblaw strives to exceed our customers' expectations with every product and service offered. We will continue to selectively expand our product and service offerings, while increasing our customer loyalty and building upon our reputation and strength as an innovative food retailer, through innovation, diversity and choice, offerings for all lifestyles – a shopping experience beyond food.

We are pleased to report that Loblaw Companies completed another highly successful year. Sales increased 7% or $1.4 billion to $21.5 billion, with growth in every banner and region across Canada. Operating income increased 16% or $160 million, to $1.1 billion, while basic net earnings per share grew from $1.71 to $2.04, a 19% increase.



W. Galen Weston
Chairman



John A. Lederer
President

During the year, 61 new stores were opened across Canada adding approximately 2 million square feet of new retail footage (net of closures) to the business in addition to over 2 million added last year. Same-store sales, as measured on the most conservative basis (that being stores that have been in operation at a particular location for over 1 year with no major expansion), improved by 4% during the year – a very solid result by industry standards. Our successful $1.1 billion annual capital investment program continues to provide new store growth, generating strong sales from the time of store openings, with earnings contribution typically within the first few quarters of operation. It also meaningfully strengthened our overall market position.

IN THE ATLANTIC CANADA REGION, OUR BUSINESS, LED BY THE ATLANTIC SUPERSTORE ON THE MAINLAND AND DOMINION IN NEWFOUNDLAND, IMPROVED ITS MARKET POSITION FOR THE 8TH STRAIGHT YEAR, marking a successful refocus of that business from a second position food wholesaler to a leading food retailer in the region. Superstores are driving the growth in the larger Atlantic markets, supported by the now mostly franchised SaveEasy banner in smaller communities.

OUR QUEBEC OPERATION CELEBRATED ITS MOST SUCCESSFUL YEAR EVER WITH A MOVE TO A NEW OFFICE BUILDING IN THE ST-LAURENT DISTRICT OF MONTREAL. Plans to rejuvenate the Provigo business Loblaw purchased in late 1998 commenced in earnest in 2001. The first 2 years were focused on modifying and streamlining the operations, identifying and realizing operating and administrative synergies and defining plans for revitalizing the store asset base. In 2001, banner direction and strategies were determined and real estate construction commenced in full force, with a comprehensive agenda of new stores, renovations of existing stores and some conversions of stores from one banner to another. The annual capital investment plans supporting the Provigo, Maxi and Loblaws banners will be at the $300 million level for the foreseeable future. Loblaw has always operated on a store-by-store and market-by-market basis to maximize profitability by store and market; the Quebec business is now undergoing that same scrutiny and refinement.

THE ONTARIO BUSINESS CONTINUES TO MOVE FROM STRENGTH TO STRENGTH. Enlarged stores, of sufficient size to accommodate an expanded array of non-food products, are taking us into the future of one-stop shopping for our customers in Eastern Canada. The first of these stores successfully opened under the Loblaws banner in Markham and London, and under the Zehrs banner in Guelph. They now offer bed and bath assortments, small kitchen appliances, cookware, utensils, limited electronics and more. The core of our business is and always will be ensuring an ever-improving food offering, and this remains our focus as we expand our presence in other departments to meet the changing needs of our customers. The drive for operational excellence and efficiency continues to be part of our everyday business, and the Ontario banners have made excellent progress in that area.

IN THE WEST, DAVID JEFFS ASSUMED THE POSITION OF PRESIDENT OF OUR WESTERN CANADIAN OPERATIONS FROM RETIRING SERGE DARKAZANLI, AND COMPLETED A VERY SUCCESSFUL YEAR WITH RECORD SALES AND EARNINGS GROWTH. Leading with our discount Real Canadian Superstore banner, a one-stop shopping format that focuses on providing the lowest prices for quality foods and everyday household needs, we have enlarged our market presence and entered new markets, from northwestern Ontario to British Columbia.

Our success in a wide variety of non-food departments, pioneered in our Western business, is the driver for these departments as they migrate east. Breadth and type of offering will be derived from our base of expertise in the west, leveraging our international buying strength and ensuring the consistently high quality and great value for which Loblaw Companies is known.

ONE OF LOBLAW'S STRENGTHS IS ITS BALANCED COMMITMENT TO OPERATING CORPORATELY OWNED STORES, AS WELL AS SUPPLYING FRANCHISED INDEPENDENTS that operate under such well known banners as no frills, Fortinos, Your Independent Grocer, valu-mart, Provigo, Extra Foods and Atlantic SaveEasy. The vitality of independent store owner-operators, franchised through the Loblaw network, provides great strength, flexibility and growth capacity to the business. This multi-format approach ensures the right store for each market, under the right banner, operated corporately or franchised to an independent owner-operator to maximize the overall potential of that location.

PRESIDENT'S CHOICE, ONE OF THE FOUNDATIONS OF OUR CONTROL LABEL PROGRAM, EXTENDED ITS OFFERING INTO FINANCIAL SERVICES IN 1998. In 2001, the offering was broadened to include the *President's Choice Financial* MasterCard, a value-added product with no fees that allows customers to earn even more *PC* points redeemable towards groceries and other rewards. By the end of 2001, *President's Choice Financial* services had doubled its active customer base and funds under administration, marking a successful introduction into the Canadian marketplace in just 4 years.

Loblaw strives to provide superior returns to its shareholders. Over the past 5 years, common share price appreciation has yielded an average annual 30.4% return and the annual return on common shareholders' equity has averaged 15.1%.

Return on Average Common Shareholders' Equity


18.0%
13.5
9.0
4.5
0
1997
1998
1999
2000
2001

Return on Average Common Shareholders' Equity
Five Year Average Return

Total Return on $100 Investment (includes dividend reinvestment) ($)


$520
390
260
130
0
1996
1997
1998
1999
2000
2001

Loblaw Companies Limited
TSE Food Stores Index
TSE 300 Index

IN RESPONSE TO GROWING DEMAND FOR ORGANIC PRODUCTS, IN 2001 LOBLAW LAUNCHED ITS NEW *PRESIDENT'S CHOICE ORGANICS* PRODUCT LINE, a further extension of our *President's Choice* brand, which emphasizes the health and productivity of soil, crops and livestock in producing wholesome food choices for our customers. More than 80 products have now been successfully introduced, with plans to expand this product line to 300 key items by the end of 2002.

2001 MARKED ANOTHER SUCCESSFUL YEAR FOR YOUR COMPANY. Results of operations and cash flow were very strong, and the financial position of your Company has never been more solid. Our operating strategies have always included such things as owning our real estate to the extent possible, using all the cash flow generated in the business to invest in its future and adhering to generally conservative accounting policies with full and accurate disclosures to ensure the financial condition of your Company is never compromised. We continue to operate according to these fundamental policies to ensure the continued financial strength of your Company.

As this new management team completes its first year, we would like to thank our many employees and loyal customers and the business partners with whom we deal for their ongoing support, and we look forward to another successful year in 2002.

W. Galen Weston
CHAIRMAN

John A. Lederer
PRESIDENT

Basic Net Earnings, Basic Net Earnings before Goodwill Charges and Dividend Rate per Common Share
($)



$2.20
1.65
1.10
.55
.00
1997
1998
1999
2000
2001

Dividend Rate per Common Share (period end)
Basic Net Earnings per Common Share
Basic Net Earnings before Goodwill Charges per Common Share

operational directory includes age and years of service

JOHN A. LEDERER (46 and 25 years)
President

DAVID R. JEFFS (44 and 23 years)
Western Operations

EXTRA FOODS
Fred Freeman (59 and 40 years)

INDEPENDENT PROGRAMS: SUPERVALU, SHOP EASY FOODS, LUCKY DOLLAR FOODS
Jim Courtney (49 and 22 years)

THE REAL CANADIAN SUPERSTORE, THE REAL CANADIAN WHOLESALE CLUB
Tom Fraser (61 and 42 years)

WHOLESALE OPERATIONS
Doug Cathro (50 and 31 years)

DAVID K. BRAGG (53 and 18 years)
Real Estate

ATLANTIC CANADA
Paul Ormsby (50 and 19 years)

DOMINION (IN NEWFOUNDLAND AND LABRADOR)
Brad Weston (59 and 41 years)

FORTINOS
Vince Scorniaenchi (43 and 29 years)

INDEPENDENT PROGRAMS: YOUR INDEPENDENT GROCER, VALU-MART
Kevin Ryan (52 and 15 years)

LOBLAWS
Deane Collinson (47 and 17 years)

NO FRILLS, CASH & CARRY
Robert Adams (41 and 18 years)

ZEHRMART
Carmen Fortino (43 and 17 years)

DISTRIBUTION OPERATIONS
Violet Konkle (48 and 8 years)

BERNARD J. MCDONELL (47 and 8 years)
Quebec Operations

LOBLAWS, MAXI, MAXI & CO., PROVIGO, DISTRIBUTION GROUP
Claude Gariepy (46 and 4 years)

LOBLAWS
Dave Mock (42 and 19 years)

MAXI, MAXI & CO.
Denis Gaudreau (46 and 2 years)

PROVIGO
Michel Coulombe (47 and 2 years)

DISTRIBUTION GROUP: ASSOCIATED BANNERS, PRESTO
Pierre Ledoux (49 and 4 years)

DISTRIBUTION OPERATIONS
Raymond Sarrazin (51 and 7 years)

PETER D. TURCOT (44 and 19 years)
Sourcing and Procurement


at loblaw, great food is
only the beginning...



* Whether you're serving up our fresh produce that is always picked at its prime or using our new and attractive flatware to serve it, it's hard to argue with your good taste.

serving up good taste for any lifestyle *

operational review food and beyond

OUR FUNDAMENTAL OPERATING PRINCIPLE IS TO ENSURE AN EVER-IMPROVING FOOD OFFERING, WHILE PROVIDING OUR CUSTOMERS IN EACH COMMUNITY WITH THE BEST IN ONE-STOP SHOPPING FOR EVERYDAY HOUSEHOLD NEEDS.


Organics
Biologique
Organics
WHEAT SQUARES

President's Choice Organics...

The range of our *President's Choice Organics* product line is ever growing. At every turn of our supermarket aisles, our customers are discovering meaningful and delicious organic choices – especially with household staples.

...including Fresh Produce

We want our customers to compare apples with oranges – and whatever else happens to be the pick-of-the-season in our *President's Choice Organics* fresh produce section. Our organic fruits and vegetables are an experience in true, down-to-earth flavour.



PRESIDENT'S CHOICE ORGANICS *President's Choice* has a rich history of offering real choice and real value to our customers. During 2001, our *President's Choice* team worked hard to address recent customer demands and introduced more than 80 *President's Choice Organics* products. The *President's Choice Organics* product line is "certified organic", which means every product must strictly adhere to the holistic codes of practice required by the National Organic Standard of Canada. The primary goal of "certified organic" agriculture is to optimize the health and productivity of soil, crops and livestock in producing wholesome food choices for consumers. Our *President's Choice Organics* product line, which includes household staples like flour, juices, cereals, pasta sauce, fruit spreads and of course, fresh produce, is competitively priced and has been extremely well received. Efforts are underway to expand this product line to 300 key items by the end of 2002, to satisfy our customers' needs for variety.

MOVING BEYOND In recent years, consumers have shown an increasing preference for grocery stores that offer not only a wide variety of traditional food products, but also an expanded assortment of non-food products and specialty service areas. In order to meet these demands, the Company has developed new, enlarged store layouts of approximately 115,000 square feet in Eastern Canada that can accommodate a greater selection of non-food products and services alongside food products – the core of our business. In 2001, the first of these new store layouts opened successfully under the Loblaws banner in Markham and London, Ontario and under the Zehrs banner in Guelph, Ontario. These stores will take us into the future of one-stop shopping for our customers – with everything from bed and bath assortments to small kitchen appliances, limited electronics, cookware, utensils, cosmetics and beyond.


homefresh





A Focus on Fresh and...
Our new 115,000 square foot Loblaws store in Markham, Ontario offers a unique market experience with a focus on fresh. This new design offers everything from a fitness centre with supervised childcare, a community room and, of course, all our convenient departments and services to "help you live well."

...All Your Household Needs
Our success in a wide variety of non-food departments, which were pioneered by The Real Canadian Superstores in the west, provides the Company with a solid foundation of expertise as it expands the presence of these departments to the east. Look for great value in everyday household needs such as cosmetics, kitchen products and much more.

SUPPLY CHAIN PROCESSES – FROM VENDOR TO SHELF In conjunction with our premier retail offerings, the Company is committed to providing our customers with superior on-shelf service and product freshness. To meet these commitments, the Company continues to focus on optimizing its supply chain from vendor to shelf, including transportation, warehousing and inventory management processes. During 2001, a new 630,000 square foot distribution centre was constructed in Ontario. This new facility not only reflects the positive reorganization of the Ontario network, it also provides other important supply chain opportunities for the Company, including increased capacity, improved transport flexibility, better perishable offerings and improved supply chain control. Over the past 3 years, the Atlantic distribution network was reorganized, allowing the Company to focus on such process improvements as expanded retail offerings and higher service levels, which have reduced inventory levels and operating costs. With the continued introduction of *President's Choice* and *no name* products in Quebec, the Company is addressing capacity issues and will continue to reposition the Quebec supply chain to maximize cost efficiency and effectiveness, while the Western supply chain and distribution system continues to be a low cost, efficient operation. The Company will continue to actively manage its supply chain processes, in order to effectively minimize costs and position our operations against low cost competitors.




MEAT LASAG

Products on the Move
An efficient transportation process is a key element for Loblaw to be successful as a national Canadian food distributor. Our fleet of refrigerated and non-refrigerated trailers allows us to optimize our distribution network inbound from our vendors and outbound from our distribution centres to our stores.

From Vendor to Shelf
The design of our new 630,000 square foot distribution centre in Cambridge, Ontario, including separate receiving and shipping docks and ergonomically designed racking, has allowed the Company to realize certain supply chain benefits through reduced bottlenecks and increased capacity.

PRESIDENT'S CHOICE FINANCIAL SERVICES 2001 was a year of significant positive activity for *President's Choice Financial* services. It experienced the fastest growth since its introduction in 1998, doubling its active customer base and funds under administration. The *President's Choice Financial* MasterCard was launched successfully across Western Canada, Ontario and Atlantic Canada, and President's Choice Bank, a subsidiary of the Company, became a federally regulated financial institution. *President's Choice Financial* MasterCard, a value-added product, offers consumers *PC* points along with convenience – the *President's Choice Financial* MasterCard is accepted at over 19 million retail locations worldwide – with no annual fees. The Company is planning for the 2003 introduction of the *President's Choice Financial* MasterCard into Quebec. Our *PC* loyalty program allows consumers to earn *PC* points wherever and whenever they shop when they use their *President's Choice Financial* MasterCard. The *President's Choice Financial* card is a convenient "all-in-one" card – a bank card, a direct debit card and a *PC* points card. *PC* points can now be redeemed electronically at any of the Company's store checkouts. Our *PC* loyalty program offers our cardholders a complete range of rewards, from entertainment to household needs – food and beyond.


save
like never before!

President's Choice Financial Services – Convenience...
The 259 *President's Choice Financial* banking machines and 209 *President's Choice Financial* pavilions offer in-store convenience and financial services, which include chequing and savings accounts, mortgages, loans and lines of credit, all with no fees for everyday banking.

...No Fees, *PC* Points and More
After only 4 years of existence, *President's Choice Financial* services doubled its active customer base and in 2001, successfully introduced the *President's Choice Financial* MasterCard, a value-added product offering consumers *PC* points with no annual fee.


points!
points
everything you need to know about PC points
our coolest

helping you serve it up and get the credit *

* We're always there for our customers, whether they're serving up a barbecue with the dependably delicious *President's Choice* Thick & Juicy Portobello Swiss Burgers or shopping with the *President's Choice Financial* MasterCard, both famous for delivering juicy incentives.


5181 2500 9900 0012
5181
VALID FIRST DAY OF
TO LAST DAY OF
01/01-03/03
G RAYMOND
MasterCard
Card issued by President's Choice Bank

Sales and Percentage Increase
($ millions)


$21,600
16,200
10,800
5,400
0
52%
39
26
13
0
1997
1998
1999
2000
2001

Sales
Percentage Increase

coast to coast using a multi-format approach

THE COMPANY STRATEGICALLY MINIMIZES ITS EXPOSURE TO REGIONAL ECONOMIC AND INDUSTRY RISK BY OPERATING A BALANCED PORTFOLIO OF BANNERS AND STORE FORMATS. WHILE OUR CORE BUSINESS IS AND WILL ALWAYS BE FOOD, OUR MULTI-FORMAT APPROACH WILL HELP US EXPAND OUR OFFERINGS TO MEET THE EVERYDAY NEEDS OF OUR CUSTOMERS – FOOD AND BEYOND.

	Conventional Stores/ Superstores	Cash and Carry/ The Real Canadian Wholesale Clubs	Franchised Stores	Associated Stores	Independent Accounts
British Columbia	21	13	42	25	22
Yukon	1		1		
Northwest Territories	2			1	
Alberta	48	7	1	17	1,357
Saskatchewan	27	7	13	52	1,628
Manitoba	18	2	4	54	93
Ontario	130	38	232	19	95
Quebec	199	25	48	484	2,898
New Brunswick	19	3	24	33	438
Nova Scotia	30	5	25	2	678
Prince Edward Island	4	1	4	1	182
Newfoundland and Labrador	16	1	7	6	591

Analysis of Trading Profit
and Trading Profit Return on Sales
($ millions)



$1,480
1,110
740
370
0
8%
6
4
2
0
1997
1998
1999
2000
2001

Net Earnings
Goodwill Charges
Income Tax
Interest Expense
Depreciation
Return on Sales

Returns on Sales



8%
6
4
2
0
1997
1998
1999
2000
2001

Net Earnings Return on Sales
Operating Income Return on Sales
Trading Profit Return on Sales

Cash Flows from Operating Activities
and Capital Investment
($ millions)



$1,120
840
560
280
0
1997
1998
1999
2000
2001

Cash Flows from Operating Activities
Cash Flows from Operating Activities
before Acquisition Restructuring and Other Charges
Capital Investment

55 Stores
Atlantic SaveEasy

47 Stores
Atlantic superstore

15 Stores
Dominion
(in Newfoundland and Labrador)

88 Stores
Extra Foods

19 Stores
FORTINOS

52 Stores
independent
YOUR INDEPENDENT GROCER

88 Stores
Loblaws

111 Stores
LUCKY·DOLLAR
FOODS

84 Stores
maxi
le panier le moins cher
(including Maxi & Co.)

103 Stores
nofrills
lower food prices

145 Stores
provigo

55 Stores
SHOP EASY
FOODS

54 Stores
the real Canadian Superstore

28 Stores
Super Valu
value and freshness

74 Stores
valu-mart

61 Stores
THE REAL CANADIAN WHOLESALE CLUB

59 Stores
zehrs
MARKETS

604 Stores
Cash & Carry and
other banners

Our *President's Choice* products are marketed in select supermarket chains in the following countries: Barbados, Bermuda, Cayman Islands, China (Hong Kong), Colombia, Israel, Jamaica, Trinidad and the United States.



* Where else can consumers find a diversity that includes the equally fresh offerings of both our Loblaws Gardens Outdoor Living & Patio Centres and our Seafood Markets, all under one roof?

turf or surf, we've got the ground covered *

Corporate Stores
Sales per Average Square Foot
($)


$580
560
540
520
500
1997(1)
1998(2)
1999
2000
2001

Corporate Stores
Sales per Average Square Foot
(1) 1997 was a 53 week year
(2) Excluding acquisitions

our stores the foundation of our operations

OVER THE PAST 3 YEARS, THE COMPANY HAS INVESTED OVER $2.8 BILLION IN STORES AND SUPPORTING INFRASTRUCTURE, RESULTING IN AN AVERAGE ANNUAL NET INCREASE IN RETAIL SQUARE FOOTAGE OF OVER 4%. OVER THE SAME PERIOD, AVERAGE CORPORATE STORE SIZE INCREASED 20%, WHILE CORPORATE STORE SALES PER SQUARE FOOT INCREASED FROM $554 TO $566 – A SOLID FOUNDATION FOR PROFITABLE GROWTH.

	2001 Stores	2001 Sq. Ft. (in millions)	2000 Stores	2000 Sq. Ft. (in millions)
Corporate Stores				
Beginning of period	606	27.0	585	24.5
Opened	46	2.9	44	3.1
Closed	(42)	(1.4)	(41)	(1.1)
Transferred from franchised stores	5	.1	18	.5
Transferred from associated stores	2			
End of period	617	28.6	606	27.0
Average store size in thousands		46.4		44.6
Analysis by size:				
More than 60,000 sq. ft.	158	14.4	146	[illegible]
40,000 – 60,000 sq. ft.	147	7.3	[illegible]	6.4
20,000 – 39,999 sq. ft.	178	5.1	149	[illegible]
10,000 – 19,999 sq. ft.	115	1.7	[illegible]	[illegible]
Less than 10,000 sq. ft.	19	.1	[illegible]	.2
	617	28.6	606	27.0
Sales from Corporate Stores ($ millions)	$ 15,721		$ 14,546	
Sales per average square foot ($)(1)	$ 566		$ 565	

(1) Sales per average square foot equals sales from corporate stores divided by the average corporate store square footage during the year.

Corporate Stores
Square Footage
(thousands of sq. ft.)


28,600
21,450
14,300
7,150
0
1997
1998(1)
1998(2)
1999
2000
2001

> 60,000 sq. ft.
40,000 – 60,000 sq. ft.
< 40,000 sq. ft.
(1) Excluding acquisitions
(2) Including acquisitions, excluding 1999 dispositions

Average Store Size
and Number of Stores


46,800
35,100
23,400
11,700
0
660
495
330
165
0
Average Store Size – sq. ft.
Number of Stores
1997
1998(2)
1998(3)
1999
2000
2001

Average Franchised Store Size (1)
Average Corporate Store Size
Number of Franchised Stores (1)
Number of Corporate Stores
(1) 1998 restated to align acquired stores' classification
(2) Excluding acquisitions
(3) Including acquisitions

Total Square Footage
and Percentage Increase
(thousands of sq. ft.)


37,800
28,350
18,900
9,450
0
52%
39
26
13
0
1997
1998(1)
1998(2)
1999
2000
2001

Franchised
Corporate
Percentage Increase
(1) Excluding acquisitions
(2) Including acquisitions

	2001 Stores	2001 Sq. Ft. (in millions)	2000 Stores	2000 Sq. Ft. (in millions)
Franchised Stores				
Beginning of period	405	8.9	417	9.2
Opened	15	.7	27	.7
Closed	(20)	(.4)	(21)	(.5)
Transferred to corporate stores	(5)	(.1)	(18)	(.5)
Transferred from associated stores and independent accounts	6	.1		
End of period	401	9.2	405	8.9
Average store size (in thousands)		22.9		22.0
Associated Stores	694		736	
Independent Accounts	7,982		8,252	
Warehouses	40		42	
Sales to Independent Stores and Accounts ($ millions)	$ 5,765		$ 5,573	

that's a wrap! *

* Our diverse selection of products and services – like our Photolabs that offer film and film processing services at great prices and our *President's Choice* whole wheat wraps – results in a shopping experience wrapped in quality and convenience.




24 EXP DX400
Processing Included
Developpement inclus

overview

LOBLAW COMPANIES LIMITED IS CANADA'S LARGEST FOOD DISTRIBUTOR, WITH OPERATIONS ACROSS THE COUNTRY. IT HAS SUPPLIED THE CANADIAN MARKET, AS A SUBSIDIARY OF GEORGE WESTON LIMITED, WITH INNOVATIVE PRODUCTS AND SERVICES FOR MORE THAN 45 YEARS.

Loblaw Companies Limited ("the Company") believes that to be successful in the Canadian food distribution industry it must continue to provide Canadian consumers with the best in one-stop shopping for everyday household needs. To do so, the Company employs various operating and financial strategies to minimize industry and economic risks, and to maximize its market share and operational flexibility. The Company's operating strategies include: using a multi-format approach, continually developing its brand equity through a superior control label program, enhancing its stores with non-traditional departments and services, reinvesting its cash flow in the business, and owning its real estate. The Company's financial strategies include: adhering to generally conservative accounting policies, maintaining a strong balance sheet, using financial instruments to minimize the risks and costs of its financing activities, and maintaining access to capital markets and liquidity.

The Company believes that if it successfully implements and executes its various operating and financial strategies and programs, and continues to focus on food while serving the consumer's everyday needs, it will be well positioned to provide superior returns to its shareholders by maintaining a stable operational and financial base for sustainable long term growth.

This discussion and analysis, including the results by quarter found on page 50, should be read in conjunction with the audited consolidated financial statements and the notes that accompany them found on pages 33 to 47 of this Annual Report. Certain forward-looking statements are included in this Annual Report concerning capital investment, cost reduction and operating improvements. Such statements are subject to inherent uncertainties and risks, which include but are not limited to: general industry and regional economic conditions, supplier arrangements, pricing pressures and other competitive factors, the results of the Company's ongoing efforts to improve cost effectiveness, and the availability and terms of financing. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.


ULTRA THIN · ULTRA MINC

More parents are turning to our *teddy's choice* infant products for the same qualities of innovation, value and dependability that have made *President's Choice* a trusted household name.

HIGHLIGHTS

19% increase in basic net earnings per common share to $2.04.

7% sales growth to $21.5 billion – same-store sales growth of 4%.

Operating income surpassed the $1 billion milestone.

Continued improvement in operating margins to 5.3%.

Capital investment program of over $1 billion focusing on new, enlarged stores across Canada.

61 new stores opened, adding approximately 2 million square feet of selling space, net of 62 store closures.

Operating Income and
Return on Sales
($ millions)



$1,200
900
600
300
0
6.0%
4.5
3.0
1.5
0
1997
1998
1999
2000
2001

Operating Income
Operating Income Return on Sales

Total Assets and
Return on Average Total Assets
($ millions)



$10,400
7,800
5,200
2,600
0
16%
12
8
4
0
1997
1998
1999
2000
2001

Total Assets
Return on Average Total Assets

RESULTS OF OPERATIONS

SALES

The Company's sales increased $1.37 billion, or 7%, to $21.49 billion from $20.12 billion in 2000. All regions across the country experienced solid sales growth with continued positive improvements in Quebec. The increase in sales, including the impact of some food price inflation early in the year principally in meat and fresh fruit and vegetables, resulted from:

- 4% same-store sales growth, some of which related to the renovation or minor expansion of 75 stores;
- a net 5% increase in retail square footage related to the opening of 61 new stores (which included major expansions of existing locations) and the closure of 62 stores; and
- a 1½% decrease related to the discontinuance in 2000 of certain non-core Cash and Carry status tobacco and Quebec food service operations.

Food price inflation was not a contributing factor in the 2000 sales growth.

In 2002, the Company plans to open, expand or remodel more than 130 corporate and franchised stores across Canada, introduce more than 500 control label products and further enhance our non-food product offering, all of which is expected to generate additional sales growth.



Eat In or Take Out

Home Meal Replacement in our Real Canadian Superstore provides take-out as well as an in-store sit-down area for anything from a quick coffee to a full service menu, accommodating the busy lifestyles of today.

OPERATING INCOME

The Company's operating income (earnings before interest, taxes and goodwill charges) increased $160 million, or 16%, reaching $1.14 billion in 2001. Gross margins strengthened and operating margin (operating income divided by sales) improved to 5.3% from 4.9% in 2000. Trading profit or EBITDA (operating income before depreciation) divided by sales improved to 6.8% from 6.3% in 2000. Margins improved as a result of:

- better product mix management at the store level;
- better inventory management to minimize inventory shrinkage;
- the Company's continued focus on overhead cost control and efficiencies;
- reduced product costs as a result of buying synergies; and
- the maturing of stores opened during the past few years.

All regions realized earnings improvements over 2000.

Operating income growth is expected to continue in 2002 at a rate comparable to 2001 from the Company's continued focus on the initiatives described above.


NaturalVALUE

Our Natural Value department in over 100 stores offers our customers a wide selection of healthy, organic and nutritious foods, vitamins and supplements, along with natural health and beauty care products.

Operating Results

($ millions)	2001	Change	2000
Sales	$ 21,486	7%	$ 20,121
Operating income	$ 1,136	16%	$ 976
Operating margin	5.3%		4.9%
Trading profit (EBITDA)	$ 1,451	15%	$ 1,259
Trading margin (1)	6.8%		6.3%

(1) Trading margin equals trading profit (EBITDA) divided by sales.

INTEREST EXPENSE

Interest expense consists primarily of interest on short and long term debt, the amortization of deferred financing costs, and the realized interest impact of interest rate and currency derivatives less interest earned on short and long term investments held by Glenhuron Bank Limited, a wholly owned subsidiary of the Company in Barbados. In 2001, net interest expense increased $15 million, or 10%, to $158 million from $143 million in 2000. Net short term interest income increased as a result of an increase in average net short term investment levels and an increase in capitalized short term interest costs partially offset by lower average net interest rates. The Company capitalizes interest incurred on debt to finance properties under development. During 2001, $27 million (2000 – $20 million) of short term interest costs were capitalized to fixed assets.

Long term interest expense increased as a result of an increase in average net long term debt levels partially offset by lower average net borrowing rates. The 2001 weighted average interest rate of fixed long term debt (excluding capital lease obligations) was 7.1% (2000 – 7.6%) and the weighted average term to maturity was 16 years (2000 – 18 years). The net positive effect of the Company's interest rate and currency derivatives of $15 million (2000 – $4 million) also reduced long term interest expense.

Interest coverage (operating income divided by interest expense) improved to 7.2 times (2000 – 6.8 times).

The 2002 net interest expense is expected to increase slightly due to higher average net borrowing levels, but interest coverage should improve.


superstore

The Real Canadian Superstore is meeting the changing needs of consumers with the development and expansion of a superior line of non-food products to enhance our customers' one-stop shopping experience.

INCOME TAXES

The Company's effective income tax rate decreased slightly in 2001 to 39.7% compared to 40.1% in 2000. The decrease was in line with the 2001 Canadian federal and provincial income tax rate reductions. In 2001, the Company recorded a $1 million income tax recovery related to the recognition of future Ontario income tax rate reductions, which will be phased in from 2002 to 2005. In 2000, the Company recorded a $4 million income tax recovery related to the recognition of future Canadian federal and provincial income tax rate and capital gains/losses inclusion rate reductions, some of which were phased in during 2001 with the remainder to be phased in from 2002 to 2004.

The 2002 effective income tax rate is expected to decline slightly compared to 2001 in accordance with previously announced budgetary income tax rate reductions, excluding the impact of the new accounting standard that provides for the discontinuance of goodwill and intangible asset amortization. This accounting change will result in an apparent decrease of approximately 2% in the Company's effective income tax rate in 2002.

NET EARNINGS

Net earnings increased $90 million, or 19%, to $563 million from $473 million in 2000 due to the factors described above. Basic net earnings per share increased 33 cents, or 19%, to $2.04 from $1.71 in 2000. Excluding the 2001 and 2000 future income tax recovery adjustments, basic net earnings per share increased 20%.

FINANCIAL POSITION

The Company maintained a sound financial position in 2001, which is expected to continue into 2002. The 2001 working capital position was $290 million compared to negative $291 million in 2000. The significant change in working capital was a result of the refinancing of net short term debt as long term debt and an increase in inventory levels.

For the 13th consecutive year, the Company's total debt to equity ratio (including cash, cash equivalents and short term investments) was better than the Company's internal guideline of a less than 1:1 ratio. The 2001 ratio was .76:1 compared to the 2000 ratio of .71:1. In 2001, shareholders' equity increased $445 million, or 14%, to $3.57 billion compared to $3.12 billion in 2000. The 2002 ratio is expected to improve slightly.

The Company's dividend policy is to maintain a stable dividend payment equal to approximately 20% to 25% of the prior period's normalized basic net earnings per common share, giving consideration to the period end cash position, future cash flow requirements and investment opportunities. During 2001, the Company declared, after approval by the Board of Directors, a 40 cent annualized dividend per common share, equal to 23% of the 2000 basic net earnings per common share, which was within the Company's dividend policy range.

Total Debt to Shareholders' Equity and Interest Coverage on Total Debt



.8
.6
.4
.2
0
10.0
7.5
5.0
2.5
0
1997
1998
1999
2000
2001
Total Debt to Shareholders' Equity
Interest Coverage on Total Debt – Times

Total Debt to Shareholders' Equity
Interest Coverage on Total Debt

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES

2001 cash flows from operating activities increased $40 million, or 5%, to $825 million compared to $785 million in 2000. The increase mainly reflected improved net earnings and higher depreciation, reflective of the capital investment program, offset by an increase in non-cash working capital. The increase in non-cash working capital was attributed principally to a strategic investment in non-food inventory. Typically, non-food inventory turnover is slower than that of food inventory.

The cash flows from operating activities before acquisition restructuring and other charges excludes the acquisition restructuring and other charges which are not considered part of normal operations and are used as an indicator of normalized cash flows from operating activities. In 2001, this measure had a similar trend to the cash flows from operations for the reasons noted above.

The 2002 cash flows from operating activities are expected to increase at a rate consistent with operating earnings growth and are expected to fund the majority of the Company's anticipated 2002 capital investment activity.

CASH FLOWS USED IN INVESTING ACTIVITIES

Capital investment reached $1.11 billion in 2001 compared to $943 million in 2000. Approximately 80% of the total capital investment was for new stores, renovations, expansions and/or replacements. Other capital investments were for information systems, the distribution network and other infrastructure to support store growth. The Company's continued capital investment activity benefited all banners and regions in varying degrees and strengthened the existing store base. Some of the new, larger stores replaced older, smaller, less efficient stores that did not offer the broad range of products and services demanded by today's consumer.

The 2001 corporate and franchised store capital investment program increased net square footage by 5% compared to 2000. This increase includes the impact of store openings and closures during the period. During 2001, 61 (2000 – 71) new corporate and franchised stores were opened and 75 (2000 – 66) underwent major renovation or minor expansion. New stores include major expansions to existing locations. The 61 new stores added approximately 2 million square feet of selling space (2000 – 2 million), net of 62 (2000 – 62) store closures. The 2001 average corporate store size increased 4% to 46,400 square feet (2000 – 44,600) and the average franchised store size increased 4% to 22,900 square feet (2000 – 22,000). The Company opened 3 stores in Ontario employing its new enlarged store layout of approximately 115,000 square feet, which was designed to accommodate a greater selection of non-food products. In addition to the retail store capital investment during 2001, the Company also constructed a new warehouse in Cambridge, Ontario and opened a new office building in Montreal for the Quebec operations.

The Company expects to continue its organic growth rate in 2002. Capital investment in 2002 is estimated at $1.13 billion, which includes approximately $109 million for projects-in-progress that the Company has effectively committed to complete. In 2002, the Company plans to open, expand or renovate more than 130 corporate and franchised stores throughout Canada in a geographic investment pattern similar to that of last year. This is expected to result in a net increase of approximately 3 million square feet, which should generate additional profitable sales growth.


SOY HOT DOGS
SAUCISSES FUMÉES AU SOYA
SOY BURGERS

Currently numbering over 125 items, our *President's Choice TOO GOOD TO BE TRUE* products promote a healthy lifestyle through great tasting foods made with specific nutritional ingredients.

Cash Flows from Operating Activities, Capital Investment and Store Activity

		2001	Change	2000
Cash flows from operating activities before acquisition restructuring and other charges ($ millions)		$ 875	3%	$ 846
Capital investment ($ millions)		$ 1,108	17%	$ 943
New stores opened		61	(14%)	71
Major renovations and minor expansions		75	14%	66
Total net square footage (in millions)		37.8	5%	35.9
Average store size (sq. ft.)	Corporate	46,400	4%	44,600
	Franchised	22,900	4%	22,000


DRUGStore
PHARMACY
PHARMACY

Our 337 in-store pharmacies are the smart alternative to the traditional drugstore for health and beauty care needs, offering favourite brands at competitive prices.

CASH FLOWS FROM FINANCING ACTIVITIES

The Company obtains its short term financing through a combination of internally generated cash flow, cash, cash equivalents, short term investments, bank indebtedness and its commercial paper program. The Company's cash, cash equivalents and short term investments, as well as $820 million in lines of credit extended by several banks, support the Company's $1.20 billion commercial paper program.

The Company obtains its long term financing through its Medium Term Note ("MTN") program. The Company plans to refinance existing long term debt as it matures and may obtain additional long term financing for other operating uses or for strategic reasons. The Company anticipates no difficulty in obtaining long term financing in view of its current credit ratings and its past experiences in the capital markets.

Credit Ratings (Canadian Standards)	Dominion Bond Rating Service	Standard & Poor's
Commercial paper	R-1 (low)	A-1 (mid)
Medium term notes	A (high)	A
Other notes and debentures	A (high)	A

During 2001, the Company issued the remaining $440 million of MTN related to its 2000 shelf prospectus. During the first quarter of 2001, the Company filed another shelf prospectus to issue up to $1.50 billion of MTN, from which it issued $600 million in 2001. Proceeds from these MTN issues were used to repay short term commercial paper and to redeem/repay other long term debt; the proceeds also contributed to the cash position increase during the period. During 2001, $100 million of Provigo Inc. Debentures matured, $50 million of Series 5 Debentures were redeemed and $100 million 7.34% MTN matured. Subsequent to period end 2001, the Company announced its intention to redeem its Series 8, $61 million Debentures and issued $200 million of 6.85% MTN.

During 2000, the Company issued $760 million of MTN related to its 1999 and 2000 shelf prospectuses and redeemed its $100 million 5.39% Notes.

During 2001, the Company purchased for cancellation 12,600 (2000 – 276,000) of its common shares for $1 million (2000 – $13 million) pursuant to its Normal Course Issuer Bids.

The Company expects to meet its 2002 cash requirements through funds generated from operations, its $1.20 billion commercial paper program and its remaining $700 million MTN facility.


maxi

On June 13, 2001, we opened our 80th Maxi store in Rivière-du-Loup. This 47,000 sq. ft. format is the first discount store in the area, offering our customers "the lowest grocery bill".

ACCOUNTING STANDARD AND DISCLOSURE CHANGE IMPLEMENTED IN 2001

The Canadian Institute of Chartered Accountants ("the CICA") issued an accounting standard, Section 3500 "Earnings per Share" ("EPS"), which was implemented by the Company in the first quarter of 2001 with restatement of the prior period consolidated statements of earnings. Section 3500 requires the presentation of basic and diluted EPS, calculated using the treasury stock method, on the consolidated statements of earnings.

ACCOUNTING STANDARD AND DISCLOSURE CHANGES TO BE IMPLEMENTED IN 2002

The CICA issued 2 accounting standards, Section 3870 "Stock-based Compensation and Other Stock-based Payments" and Section 3062 "Goodwill and Intangible Assets", which the Company intends to implement in the first quarter of 2002.

Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The Company intends to implement this standard retroactively without restatement of prior periods for employee awards that are a direct award for stock and that specify settlement in cash. The cumulative effect of implementation will be reported in fiscal 2002 as a net decrease to consolidated retained earnings of approximately $25 million, net of future income tax recoverable of $23 million and the fair value impact of the equity forward contracts. Going forward, the Company will record an annual charge to the consolidated statements of earnings. Additional disclosures for options granted to employees including disclosure of pro forma net earnings and pro forma EPS, as if the fair value based accounting method was used, are required.



Thanks to outstanding flavour, quality and convenience of preparation, our diverse selection of *President's Choice* packaged frozen products hold a special place in our customers' kitchens.

Section 3062 no longer requires the amortization of goodwill, but instead requires that the book value of goodwill be tested annually for impairment. In addition, the amortization of intangible assets is no longer required unless the intangible asset has a limited life, in which case it will be amortized over its limited life. Intangible assets not subject to amortization will be tested annually for impairment. Any permanent impairment in the book value of goodwill or intangible assets is to be written off against earnings. The Company expects the impact of implementing this standard to be an annual increase to net earnings of approximately $43 million or 16 cents per common share, based on current period goodwill charges, net of tax, and weighted average common shares outstanding.

RISKS AND RISK MANAGEMENT

The Company's operating and financial strategies are indicative of its long term objectives of security and growth. The Company employs these various strategies, a few of which may carry some short term risk, in order to achieve these objectives.

The Company pursues a strategy of enhancing profitability on a market-by-market basis by using a multi-format approach. By operating across Canada through 617 corporate stores (2000 – 606), 401 franchised stores (2000 – 405) and 694 associated stores (2000 – 736), and by servicing 7,982 independent accounts (2000 – 8,252), the Company strategically minimizes and balances its exposure to regional economic and industry risk. The Company continuously evaluates the markets it operates in and will exit a particular market and reallocate assets elsewhere when there is a strategic advantage in doing so.

A significant competitive advantage the Company has developed is its powerful control label program, which includes *President's Choice*, *no name*, *Club Pack*, *GREEN*, *TOO GOOD TO BE TRUE*, *teddy's choice* and *EXACT*. This program enhances customer loyalty by offering superior value, and provides some protection against national brand pricing strategies. The newest control label product addition, *President's Choice Organics*, was extremely well received by consumers and has had strong sales performance. The Company's *President's Choice Financial* services, which uses Amicus Bank, a member of the CIBC group of companies, as a service provider for banking services, experienced its 4th year of strong growth since its introduction in 1998. In March 2001, President's Choice Bank ("the Bank"), a subsidiary of the Company, successfully launched the *President's Choice Financial* MasterCard.

The Bank manages the *President's Choice Financial* MasterCard accounts and the *PC* loyalty program. The risks associated with these offerings include operational, financing, liquidity, credit and fraud risks. In order to minimize these risks, the Bank and the Company actively manage and monitor their relationship with third party service providers, implemented a securitization program and employ operational practices and credit scoring techniques which are considered leading in the industry.

The Company competes effectively and efficiently in the evolving retail market, where non-traditional food retailers continue to increase their offerings of products typically associated with supermarkets. The Company does so by developing and operating new departments and services that complement the traditional supermarket layout and by enhancing its non-food product offerings.

The Company maintains a significant portfolio of owned retail real estate with a market value well in excess of book value and, whenever practical, pursues a strategy of purchasing sites for future store locations. This enhances the Company's operating flexibility and allows the Company to benefit from any long term property value appreciation. At period end 2001, the Company owned 62% (2000 – 61%) of its corporate store square footage.

Economic and market risks relating to the Company's operating and financing activities include changes in interest rates, foreign currency exchange rates and the market value of the Company's common shares. The Company uses financial instruments, specifically interest rate and currency derivative agreements and equity forward contracts, to minimize the risks and costs associated with its financing activities. The Company maintains treasury centres which operate under Company approved policies and guidelines covering funding, investing, foreign exchange and interest rate management. The Company's policies and guidelines restrict it from using any financial instrument for speculative purposes. In addition, the Company has sought to minimize its potential counterparty risk by transacting with counterparties that have a minimum A credit rating and by placing

Corporate Stores
Owned vs. Leased
(thousands of sq. ft.)


28,600
21,450
14,300
7,150
0
1997
1998(1)
1998(2)
1999
2000
2001

Owned
Leased
(1) Excluding acquisitions
(2) Including acquisitions, excluding 1999 dispositions

risk-adjusted limits on its financial instrument exposure to any one counterparty. In the normal course of business, the Company also enters into certain arrangements such as: providing comfort letters to third party lenders in connection with the financing obtained by certain franchisees (with no recourse liability to the Company) and establishing letters of credit to support certain normal operating activities.

In 2002, the Government of Ontario is planning to deregulate the supply of electricity. In order to mitigate the risk of potential price increases, the Company, provided deregulation occurs, has a 3 year fixed price contract to purchase $134 million of electricity (at approximately current market prices) from a company that has a long term debt rating of A from Dominion Bond Rating Service. The effect of this contract is to remove price volatility and to maintain a substantial portion of the Company's electricity costs at the current rates.

Low cost, non-union competitors continue to be a threat to the Company's cost structure. The Company is willing to accept the short term costs of labour disruption in order to negotiate competitive labour costs and operating conditions for the longer term. 2001 represented another year of significant labour negotiations across the Company. There were 113 collective agreements to be negotiated, of which 74 agreements were settled. There were 3 labour strikes – 1 in each of Quebec, Ontario and British Columbia. In 2002, 57 collective agreements affecting almost 33,000 employees will expire, with the single largest agreement covering approximately 4,400 employees. The Company will also continue to negotiate the 39 agreements carried over from 2000 and 2001. The Company has good relations with its employees and unions, and, although possible, no significant labour disruption is anticipated.

The Company effectively limits its exposure to risk through a combination of appropriate levels of self-insurance and the purchase of integrated insurance programs. Insurance is arranged on a multi-year basis with reliable, financially stable insurance companies as rated by A.M. Best Company, Inc. The integrated insurance programs do not expire for 2 years, which will limit the Company's exposure to insurance premium increases and restrictions in coverage being instituted in today's environment. The Company combines comprehensive loss prevention programs and the active management of claims handling and litigation processes by using internal professionals and external technical expertise to reduce the risk it retains.

The Company has had for many years food safety procedures that proactively minimize food safety risks to the consumer. In addition, procedures are in place to manage food crises should they occur, which identify risks, ensure that communication with consumers is clear, immediate and precise, and ensure that potentially hazardous products are removed from inventory immediately.

The Company endeavours to be socially and environmentally responsible, and recognizes that the competitive pressures for economic growth and cost efficiency must be integrated with environmental stewardship and ecological considerations. Environmental committees throughout the Company meet regularly to monitor and ensure the maintenance of responsible business operations. The Environmental, Health and Safety Committee of the Board of Directors receives reports which review outstanding environmental issues, identify new legislative concerns and outline related communication efforts. Currently, the Company is not aware of any significant environmental liabilities.

OUTLOOK

The financial strength of the Company and the strategic deployment of its financial resources will allow for the continued successful implementation of the Company's operating and financial strategies. The Company plans to continue its capital investment program while maintaining its reputation for innovation and cost effective operations. Sales and earnings are expected to continue to grow solidly into 2002 and beyond, while a strong balance sheet and cash flow position are maintained.


LOBLAWS GARDENS

At our more than 200 in-store flower markets and 420 outdoor garden centres, our customers will always find a wide selection of the season's freshest flowers and plants – and everything else they need for a beautiful garden.


CLUB
Économisez encore

In addition to our regular grocery section, customers can take advantage of our *Club Pack* section, which offers a wide selection of products at "warehouse club" prices.



financials

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

Management is responsible for the preparation and presentation of the consolidated financial statements and all other information in the Annual Report. This responsibility includes the selection and consistent application of appropriate accounting principles and methods in addition to making the judgements and estimates necessary to prepare the consolidated financial statements in accordance with Canadian generally accepted accounting principles. It also includes ensuring that the financial information presented elsewhere in the Annual Report is consistent with the consolidated financial statements.

To provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is being produced, management maintains a system of internal controls. Internal auditors, who are employees of the Company, review and evaluate internal controls on management's behalf, coordinating this work with the independent auditors. The consolidated financial statements have been audited by the independent auditors, KPMG LLP, whose report follows. Fees paid to KPMG LLP for completion of the 2001 audit of the consolidated financial statements amounted to $1.4 million; other fees paid to KPMG LLP in 2001 for professional services other than for the audit amounted to $.3 million.

The Board of Directors, acting through an Audit Committee comprised solely of directors who are not employees of the Company, is responsible for determining that management fulfills its responsibilities in the preparation of the consolidated financial statements and the financial control of operations. The Audit Committee recommends the independent auditors for appointment by the shareholders. It meets regularly with financial management, internal auditors and the independent auditors to discuss internal controls, auditing matters and financial reporting issues. The independent auditors and internal auditors have unrestricted access to the Audit Committee. The Audit Committee reviews the consolidated financial statements and Management's Discussion and Analysis prior to the Board of Directors approving them for inclusion in the Annual Report.

Toronto, Canada March 4, 2002

John A. Lederer
President

Donald G. Reid
Executive Vice President

Stephen A. Smith
Senior Vice President, Controller

AUDITORS' REPORT

To the Shareholders of Loblaw Companies Limited:

We have audited the consolidated balance sheets of Loblaw Companies Limited as at December 29, 2001 and December 30, 2000 and the consolidated statements of earnings, retained earnings and cash flow for the 52 week periods then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 29, 2001 and December 30, 2000 and the results of its operations and its cash flow for the periods then ended in accordance with Canadian generally accepted accounting principles.

KPMG KPMG LLP

Chartered Accountants Toronto, Canada March 4, 2002

Consolidated Statements of Earnings

52 Weeks Ended December 29, 2001 ($ millions)	2001	2000
SALES	$ 21,486	$ 20,121
OPERATING EXPENSES		
Cost of sales, selling and administrative expenses	20,035	18,862
Depreciation	315	283
	20,350	19,145
OPERATING INCOME	1,136	976
Interest Expense (Income)		
Short term	(50)	(29)
Long term	208	172
	158	143
EARNINGS BEFORE INCOME TAXES	978	833
Income Taxes (note 6)		
Provision	373	321
Other	(1)	(4)
	372	317
EARNINGS BEFORE GOODWILL CHARGES	606	516
Goodwill Charges, net of tax of $1 (2000 – $1)	43	43
NET EARNINGS FOR THE PERIOD	$ 563	$ 473
NET EARNINGS PER COMMON SHARE ($)		
Basic	$ 2.04	$ 1.71
Diluted (note 2)	$ 2.03	$ 1.70
Basic before goodwill charges	$ 2.20	$ 1.87

Consolidated Statements of Retained Earnings

52 Weeks Ended December 29, 2001 ($ millions)	2001	2000
RETAINED EARNINGS, BEGINNING OF PERIOD	$ 1,930	$ 1,721
Impact of adopting new accounting standards (note 1)		(152)
Net earnings for the period	563	473
Premium on common shares purchased for cancellation (note 10)	(1)	(12)
Net stock option plan cash payments, net of tax (note 10)	(7)	(3)
Dividends declared per common share – 40¢ (2000 – 35¢)	(110)	(97)
RETAINED EARNINGS, END OF PERIOD	$ 2,375	$ 1,930

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

As at December 29, 2001 ($ millions)	2001	2000
ASSETS		
Current Assets		
Cash and cash equivalents (note 3)	$ 575	$ 686
Short term investments (note 3)	426	364
Accounts receivable (notes 4 and 5)	472	381
Inventories	1,512	1,310
Current future income taxes (note 6)	73	114
Prepaid expenses and other assets	28	61
	3,086	2,916
Fixed Assets (note 8)	4,931	4,174
Goodwill	1,599	1,641
Franchise Investments and Other Receivables	285	189
Future Income Taxes (note 6)	26	42
Other Assets	81	63
	$ 10,008	$ 9,025
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ 95	$ 203
Commercial paper	191	427
Accounts payable and accrued liabilities	2,291	2,240
Current income taxes	138	78
Long term debt due within one year (note 9)	81	259
	2,796	3,207
Long Term Debt (note 9)	3,333	2,377
Future Income Taxes (note 6)	49	78
Other Liabilities	261	239
	6,439	5,901
SHAREHOLDERS' EQUITY		
Common Share Capital (note 10)	1,194	1,194
Retained Earnings	2,375	1,930
	3,569	3,124
	$ 10,008	$ 9,025

See accompanying notes to the consolidated financial statements.

Approved by the Board

W. Galen Weston
Director

T. Iain Ronald
Director

Consolidated Cash Flow Statements

52 Weeks Ended December 29, 2001 ($ millions)	2001	2000
OPERATIONS		
Net earnings	$ 563	$ 473
Depreciation and amortization	359	327
Future income taxes	44	49
Other	4	13
	970	862
Changes in non-cash working capital	(95)	(16)
Cash Flows from Operating Activities before the following:	875	846
Acquisition restructuring and other charges, including income tax recoveries	(50)	(61)
CASH FLOWS FROM OPERATING ACTIVITIES	825	785
INVESTMENT		
Fixed asset purchases	(1,108)	(943)
Short term investments	(62)	(119)
Proceeds from fixed asset sales	44	16
Change in franchise investments, other receivables and credit card receivables	(128)	(10)
Net change in other items	(27)	3
CASH FLOWS USED IN INVESTING ACTIVITIES	(1,281)	(1,053)
FINANCING		
Commercial paper	(236)	(1)
Long term debt (note 9)		
– Issued	1,040	760
– Retired	(252)	(113)
Common share capital (note 10)		
– Issued		12
– Retired	(1)	(13)
Dividends	(110)	(69)
Other	12	(10)
CASH FLOWS FROM FINANCING ACTIVITIES	453	566
Change in Cash	(3)	298
Cash, Beginning of Period	483	185
CASH, END OF PERIOD	$ 480	$ 483

Supplementary Schedules to Consolidated Cash Flow Statements

52 Weeks Ended December 29, 2001 ($ millions)	2001	2000
CASH POSITION		
Cash	$ 480	$ 483
Short term investments	426	364
Commercial paper	(191)	(427)
Cash position	$ 715	$ 420
OTHER CASH FLOW INFORMATION		
Net interest paid	$ 191	$ 161
Net income taxes paid	$ 277	$ 192

Cash is defined as cash and cash equivalents net of bank indebtedness.
See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

52 Weeks Ended December 29, 2001 ($ millions except where otherwise indicated)

Note 1. Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

BASIS OF CONSOLIDATION The consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries ("the Company"). The Company's effective interest in the voting equity share capital of its subsidiaries is 100%.

REVENUE RECOGNITION Sales include revenues from customers through corporate stores operated by the Company and sales to and service fees from franchised stores, associated stores and independent accounts, but exclude inter-company sales. The Company recognizes revenue at the time the sale is made to its customer.

NET EARNINGS PER SHARE ("EPS") Effective December 31, 2000, the Company adopted the new standard issued by the Canadian Institute of Chartered Accountants ("the CICA") on EPS. The standard was applied retroactively with restatement of the prior period consolidated financial statements. The new standard requires the presentation of basic and diluted EPS on the consolidated statements of earnings regardless of the materiality of the difference between them, calculated using the treasury stock method.

Basic EPS is calculated using the weighted average number of shares outstanding during the period.

CASH OFFSETTING Cash balances which the Company has the ability and intent to offset are used to reduce reported bank indebtedness.

CASH EQUIVALENTS Cash equivalents are highly liquid investments with a maturity of less than 90 days.

CREDIT CARD ACCOUNTING POLICIES

(I) **CREDIT CARD RECEIVABLES** Credit card receivables are stated net of an allowance for credit losses.

Interest charges to customers, included in the Company's operating income, is recorded on an accrual basis. A credit card receivable is classified as impaired when, in management's opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Credit card receivables where interest or principal is contractually past due 90 days are automatically recognized as impaired. Any credit card receivable that has a payment that is contractually 180 days in arrears is written off.

(II) **ALLOWANCE FOR CREDIT LOSSES** The Company through President's Choice Bank ("the Bank"), a wholly owned subsidiary of the Company, maintains an allowance for credit losses which, in management's opinion, is considered adequate to absorb all credit-related losses in its portfolio of both on- and off-balance sheet items. The allowance for credit losses is deducted from the related asset category.

General provisions are established to absorb probable credit losses on the aggregate exposures. The general allowance is based upon analysis of past performance, the level of allowance already in place and management's judgement.

The amount of allowance for credit losses that is charged to the consolidated statements of earnings is the net credit loss experience for the period.

(III) **SECURITIZATION** When the Bank sells credit card receivables in a securitization transaction, it retains servicing rights and a cash reserve account, which represents a portion of the retained interest in the securitized receivables. Any gain or loss on the sale of these receivables depends in part on the previous carrying amount of receivables involved in the transfer, allocated between the assets sold and the retained interest based on the relative fair value at the date of transfer. The fair market values are determined using financial models. Any gain or loss on a sale is recognized at the time of the securitization.

INVENTORIES Retail store inventories are stated at the lower of cost and net realizable value less normal profit margin. Wholesale inventories are stated at the lower of cost and net realizable value. Cost is determined substantially using the first-in, first-out method.

FIXED ASSETS Fixed assets are stated at cost including capitalized interest. Depreciation is recorded principally on a straight-line basis to amortize the cost of these assets over their estimated useful lives. Estimated useful lives range from 20 to 40 years for buildings and from 3 to 10 years for equipment and fixtures. Leasehold improvements are depreciated over the lesser of the applicable useful life and the term of the lease.

GOODWILL Goodwill represents the excess of the purchase price of the business acquired over the fair value of the underlying net tangible assets acquired at the date of acquisition. Goodwill is amortized on a straight-line basis over the estimated life of the benefit determined for each acquisition. The weighted average remaining amortization period is 37 years. Any permanent impairment in value, based on projected cash flows, is written off against net earnings.

TRANSLATION OF FOREIGN CURRENCIES Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at each period end date. The resulting exchange gains or losses are included in the current period's net earnings. Revenues and expenses denominated in foreign currencies are translated at the average exchange rates for the period.

FINANCIAL DERIVATIVES The Company uses interest rate derivatives, currency derivatives and equity forward contracts to manage its exposure to fluctuations in interest rates, exchange rates and the market price of its common shares. The realized gains and losses arising from interest rate derivatives is included in interest expense. Unrealized gains or losses on currency derivatives are offset by unrealized gains or losses on the Company's foreign currency net assets. The net unrealized currency difference is recorded in the consolidated statements of earnings. The unrealized gains or losses on equity forward contracts for anticipated transactions are deferred.

INCOME TAXES Effective January 2, 2000, the Company adopted the new standard issued by the CICA on accounting for income taxes. The standard was applied retroactively without restatement of the prior period consolidated financial statements. The cumulative effect of adoption was a decrease in retained earnings of $22. The new income tax accounting standard replaced the concept of deferred income taxes with the asset and liability method of tax allocation. Under the asset and liability method, future income taxes are recognized for temporary differences between the tax and accounting bases of the Company's assets and liabilities based on income tax rates and laws that are expected to apply in the periods in which the differences are expected to be realized.

PENSION, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS Effective January 2, 2000, the Company adopted the new standard issued by the CICA on accounting for employee future benefits. The standard was applied retroactively without restatement of the prior period consolidated financial statements. The cumulative effect of adoption was a decrease in retained earnings of $130 (net of future income tax of $100). Under the new standard, the cost of the Company's defined benefit pension plans, post-retirement health and life insurance and other post-employment benefits is accrued as earned, based on actuarial valuations. Market values are used to value pension fund assets. Past service costs from plan amendments and the excess net actuarial gain or loss over 10% of the greater of the accrued benefit plan obligation and the market value of the plan assets are amortized on a straight-line basis over the average remaining service period of the active employees. Employee future benefits are measured using market interest rates on high quality debt instruments. The cost of pension benefits for defined contribution plans are expensed as contributions are paid. Multi-employer defined benefit pension plans are accounted for as defined contribution plans.

STOCK OPTION PLAN The Company has a stock option plan as described in Note 10. Consideration paid by employees on the exercise of a stock option is credited to common share capital. For those employees electing to receive the cash differential, the excess of the market price of the common shares at the date of exercise over the specified stock option price, net of the related taxes, is charged to retained earnings.

USE OF ESTIMATES AND ASSUMPTIONS The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's best knowledge of current events and actions that the Company may undertake in the future.

Note 2. Diluted Net Earnings per Common Share

	2001			2000		
	Net Earnings	Weighted Avg. Number of Shares (millions)	Per Share Amount ($)	Net Earnings	Weighted Avg. Number of Shares (millions)	Per Share Amount ($)
Basic net earnings per share	$ 563	276.2	$ 2.04	$ 473	276.0	$ 1.71
Dilutive effect of stock options		1.9	(.01)		1.6	(.01)
Diluted net earnings per share	$ 563	278.1	$ 2.03	$ 473	277.6	$ 1.70

Note 3. Cash, Cash Equivalents and Short Term Investments

Cash, cash equivalents, short term investments, bank indebtedness and the Company's commercial paper program form an integral part of the Company's cash management.

At period end, the Company had $993 (2000 – $1,037) in cash, cash equivalents and short term investments held by Glenhuron Bank Limited ("Glenhuron"), a wholly owned subsidiary of the Company in Barbados. Short term investments are carried at the lower of cost or quoted market value and consist primarily of United States government securities, commercial paper, bank deposits and repurchase agreements. The income from these investments of $50 (2000 – $55) has been included as a reduction of short term interest expense.

Note 4. Credit Card Receivables

Details of credit card receivables included in accounts receivable are as follows:

	2001
Credit card receivables	$ 166
Amount securitized	(112)
Net credit card receivables	$ 54

Note 5. Securitization

During 2001, the Company received net cash flows of $111 (plus $1 in retained interest) relating to the securitization of credit card receivables, yielding a minimal gain, inclusive of a $3 servicing liability, on the initial sale. The following table shows the key economic assumptions used in measuring the securitization gain:

	2001
Payment rate (monthly)	50%
Expected credit losses (annual)	3.5%
Discounted residual cash flows (annual)	18%

Note 6. Income Taxes

The Company's effective income tax rate in the consolidated statements of earnings is at a rate less than the combined basic Canadian federal and provincial income tax rate for the following reasons:

	2001	2000
Combined basic Canadian federal and provincial income tax rate	41.2%	42.5%
Net decrease resulting from:		
Operating in countries with lower effective income tax rates	(3.0)	(3.4)
Non-taxable amounts including capital gains/losses	(.2)	(.5)
Substantially enacted changes in income tax rates	(.1)	(.5)
Effective income tax rate before goodwill charges	37.9	38.1
Non-deductible goodwill charges	1.8	2.0
Effective income tax rate	39.7%	40.1%

The cumulative effects of changes in Canadian federal or provincial income tax rates on future income tax assets or liabilities are included in the consolidated financial statements at the time of substantial enactment. In 2001, the effect of the reduction in the Ontario provincial income tax rate of 1.5% in each of 2002, 2003, 2004 and 2005 was reported as a $1 reduction to future income tax expense. In 2000, the effects of the reduction in the Canadian federal income tax rate of 1% in 2001 and 2% in each of 2002, 2003 and 2004 and the reductions in capital gains/losses inclusion rates from three-quarters to two-thirds for all capital gains/losses realized after February 27, 2000 and to one-half for all capital gains/losses realized after October 18, 2000, as well as the changes in the Ontario and Alberta provincial budgets, were reported as a $4 reduction to future income tax expense.

The income tax effects of temporary differences that gave rise to significant portions of the future income tax assets and future income tax liabilities are presented below:

	2001	2000
Future Income Tax Assets		
Accounts payable and accrued liabilities	$ 69	$ 105
Long term debt (including amounts due within one year)	14	20
Other liabilities	51	28
Losses carried forward (expiring 2008)	20	10
Other		3
	$ 154	$ 166
Future Income Tax Liabilities		
Fixed assets	$ 97	$ 76
Other	7	12
	$ 104	$ 88

Note 7. Pension, Post-Retirement and Post-Employment Benefits

The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. The Company also participates in a multi-employer defined benefit plan providing pension benefits.

Information about the Company's defined benefit plans other than the multi-employer defined benefit plan, in aggregate, is as follows:

	2001		2000	
	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Benefit Plan Assets				
Fair value, beginning of period	$ 834	$ 13	$ 732	$ 12
Actual return on plan assets	(95)	1	170	1
Employer contributions	6	10	8	8
Employees' contributions	2		2	
Benefits paid	(51)	(8)	(49)	(8)
Settlement gain	(3)		(27)	
Other	(3)		(2)	
Fair value, end of period	$ 690	$ 16	$ 834	$ 13
Accrued Benefit Plan Obligations				
Balance, beginning of period	$ 690	$ 99	$ 741	$ 101
Current service cost	21	5	23	6
Interest cost	48	7	49	6
Benefits paid	(51)	(8)	(49)	(8)
Actuarial gains	(18)		(45)	(6)
Plan amendments	5			
Settlement gain	(3)		(29)	
Balance, end of period	$ 692	$ 103	$ 690	$ 99
Funded Status				
Net benefit plan (deficit) surplus	$ (2)	$ (87)	$ 144	$ (86)
Unamortized past service costs	4			
Unamortized net actuarial gains	(11)	(5)	(159)	(6)
Net accrued benefit plan liability	$ (9)	$ (92)	$ (15)	$ (92)
Net Benefit Plan Expense				
Current service cost	$ 19	$ 5	$ 21	$ 6
Interest cost	48	7	49	6
Expected return on plan assets	(65)	(1)	(55)	(1)
Amortization of net actuarial gains	(6)	(1)		
Settlement gain			(2)	
Net benefit plan (income) expense	$ (4)	$ 10	$ 13	$ 11

At period end, the net aggregate accrued benefit plan obligations for those pension benefit plans in which the accrued benefit plan obligations exceeded the fair value of benefit plan assets was $54 (2000 – $36). There were no plan assets in the non-registered pension plans. All the Company's post-retirement benefit plans, other than pensions and long term disability benefits, also had no plan assets and at period end 2001, had a net aggregate benefit plan deficit of $87 (2000 – $86).

The significant actuarial weighted average assumptions used to determine the Company's accrued benefit plan obligations were as follows:

	2001		2000	
	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Discount rate	7.5%	7.5%	7%	7%
Rate of compensation increase	3.5%		3%	
Growth rate of health care costs	4.5%		4%	

The expected long term rates of return on plan assets for pension benefit plans and other benefit plans used in calculating the Company's net benefit plan expense were 8% and 7%, respectively (2000 – 8% and 6.75%).

The accrued benefit plan obligations and the fair values of the benefit plan assets were determined using a September 30 measurement date.

The total net expense for the Company's benefit plans is summarized as follows:

	2001		2000	
	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Net defined benefit plan (income) expense	$ (4)	$10	$ 13	$ 11
Defined contribution plan expense	5		5	
Multi-employer plan expense	30		25	
	$ 31	$10	$ 43	$ 11

Note 8. Fixed Assets

	2001			2000		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Properties held for development	$ 248		$ 248	$ 217		$ 217
Properties under development	206		206	192		192
Land	1,067		1,067	923		923
Buildings	2,576	$ 476	2,100	2,084	$ 428	1,656
Equipment and fixtures	2,153	1,221	932	1,866	1,032	834
Leasehold improvements	565	205	360	507	177	330
	6,815	1,902	4,913	5,789	1,637	4,152
Capital leases – buildings and equipment	83	65	18	82	60	22
	$ 6,898	$ 1,967	$ 4,931	$ 5,871	$ 1,697	$ 4,174

Interest capitalized to fixed assets during the year was $27 (2000 – $20).

Note 9. Long Term Debt

	2001	2000
Loblaw Companies Limited Debentures		
Series 5, 10%, due 2006, retractable annually commencing 1996, redeemed in 2001		$ 50
Series 8, 10%, due 2007, redeemable in 2002	$ 61	61
Provigo Inc. Debentures		
Series 1991, 11.25%, due 2001		100
Series 1997, 6.35%, due 2004	100	100
Series 1996, 8.70%, due 2006	125	125
Other	17	22
Loblaw Companies Limited Notes		
7.34%, due 2001		100
6.20%, BA Range Note, due 2002	10	10
6.60%, due 2003	100	100
6.95%, due 2005	200	200
6.00%, due 2008	390	
5.75%, due 2009	125	125
7.10%, due 2010	300	300
6.50%, due 2011	350	
6.00%, due 2014	100	100
7.10%, due 2016	300	
6.65%, due 2027	100	100
6.45%, due 2028	200	200
6.50%, due 2029	175	175
11.40%, due 2031		
– principal	151	151
– effect of coupon repurchase	1	6
8.75%, due 2033	200	200
6.45%, due 2039	200	200
7.00%, due 2040	150	150
Other at a weighted average interest rate of 10.49%, due 2002 to 2040	59	61
Total long term debt	3,414	2,636
Less amount due within one year	81	259
	$ 3,333	$ 2,377

The 5 year schedule of repayment of long term debt based on maturity is as follows: 2002 – $81; 2003 – $106; 2004 – $106; 2005 – $215; 2006 – $129.

LOBLAW COMPANIES LIMITED DEBENTURES AND NOTES During 2001, the Company redeemed its Series 5, $50 10% Debentures in accordance with their terms.

Subsequent to period end 2001, the Company announced its intention to redeem, in 2002, the Series 8, $61 10% Debentures due 2007 and issued $200 of Notes with an interest rate of 6.85% due 2032.

PROVIGO INC. DEBENTURES – OTHER The $17 (2000 – $22) represents the unamortized portion of the adjustment to fair value the Provigo Debentures. This adjustment was recorded as part of the Provigo purchase equation and was calculated using the Company's average credit spread applicable to the remaining life of the Provigo Debentures. The adjustment is being amortized over the remaining term of the Provigo Debentures.

Note 10. Common Share Capital ($)

	2001	2000
Common share capital ($ millions)	$ 1,194	$ 1,194
Common shares issued and outstanding, authorized – unlimited (number of shares)	276,252,714	276,245,314
Weighted average common shares outstanding (number of shares)	276,247,689	276,003,195

STOCK OPTION PLAN The Company maintains a stock option plan for certain employees. Under the plan, the Company may grant options for up to 20,400,000 common shares. Stock options have up to a 7 year term, are exercisable at the designated common share price and vest 20% cumulatively on each anniversary date of the grant after the first anniversary. Each stock option is exercisable into 1 common share of the Company at the price specified in the terms of the option or option holders may elect to receive in cash the share appreciation value equal to the excess of the market price at the date of exercise over the specified option price.

In 2001, the Company issued 20,000 common shares (2000 – 1,610,949) for cash consideration of $.4 million (2000 – $12 million) on the exercise of stock options and paid the share appreciation value of $8 million, net of tax of $6 million (2000 – $7 million, net of tax of $5 million), on 513,970 stock options (2000 – 450,893).

A summary of the status of the Company's stock option plan and activity is presented below:

	2001		2000	
	Options (number of shares)	Weighted Avg. Exercise Price/Share	Options (number of shares)	Weighted Avg. Exercise Price/Share
Outstanding options, beginning of period	5,033,280	$ 28.676	3,798,072	$ 15.243
Granted	386,190	$ 48.664	3,484,200	$ 32.102
Exercised	(533,970)	$ 24.699	(2,061,842)	$ 9.941
Forfeited/Cancelled	(52,600)	$ 31.653	(187,150)	$ 26.235
Outstanding options, end of period	4,832,900	$ 30.680	5,033,280	$ 28.676
Options exercisable, end of period	1,083,424	$ 25.541	517,190	$ 19.893

	2001 Outstanding Stock Options			2001 Exercisable Stock Options	
Range of Exercise Prices	Number of Options Outstanding	Weighted Avg. Remaining Contractual Life (years)	Weighted Avg. Exercise Price/Share	Number of Exercisable Options	Weighted Avg. Exercise Price/Share
$ 14.250 – $ 24.500	1,153,744	3	$ 20.158	542,886	$ 18.681
$ 32.000 – $ 49.050	3,679,156	5	$ 33.980	540,538	$ 32.429

NORMAL COURSE ISSUER BIDS ("NCIB") During 2001, the Company purchased for cancellation 12,600 (2000 – 276,000) of its common shares for $1 million (2000 – $13 million) pursuant to its NCIB. In addition, the Company intends to renew its NCIB to purchase on The Toronto Stock Exchange or enter into equity forward contracts to purchase up to 5% of its common shares outstanding. The Company, in accordance with the rules and by-laws of The Toronto Stock Exchange, may purchase its shares at the then market prices of such shares.

Note 11. Financial Instruments

CURRENCY DERIVATIVES The Company has entered into currency derivative agreements to exchange an amount of $1,021 (2000 – $915) Canadian dollar debt for United States dollar debt. The derivatives are a hedge against exchange rate fluctuations on the Company's United States dollar denominated net assets, principally cash equivalents and short term investments. The derivatives mature as follows: 2002 – $90; 2003 – $49; 2004 – $344; 2005 – $64; thereafter to 2016 – $474. Currency adjustments receivable or payable arising from these derivatives may be settled in cash on maturity or the term may be extended. At period end, an unrealized currency adjustment of $96 (2000 – $57) was included in other liabilities and the consolidated statements of earnings.

INTEREST RATE DERIVATIVES The Company has entered into interest rate derivative agreements converting a net notional $883 (2000 – $693) of 6.88% (2000 – 6.95%) fixed rate debt into floating rate debt. The net maturities are as follows: 2002 – $16; 2003 – $188; 2004 – $281; 2005 – $161; thereafter to 2013 – $237.

EQUITY FORWARD CONTRACTS ($) The Company has entered into equity forward contracts to manage its exposure to fluctuations in the market price of its common shares. At period end, the Company had entered into equity forward contracts based on 3,300,000 (2000 – 2,750,200) of its common shares at an average forward price of $42.70 (2000 – $38.66) per share. The method of settlement, cash or common shares, is at the discretion of the Company.

COUNTERPARTY RISK Changes in the underlying exchange rates, interest rates and market value of the Company's common shares related to the Company's financial instruments will result in market gains and losses. Furthermore, the Company may be exposed to losses should any counterparty to its derivative contracts fail to fulfill its obligations. The Company has sought to minimize potential counterparty losses by transacting with counterparties that have a minimum A rating and placing risk adjusted limits on its exposure to any single counterparty. The Company has implemented internal policies, controls and reporting processes permitting ongoing assessment and corrective action respecting its derivative activity. In addition, principal amounts on currency derivatives and equity forward contracts are netted by agreement and there is no exposure to loss of the notional principal amounts on the interest rate derivatives and equity forward contracts.

FAIR VALUE OF FINANCIAL INSTRUMENTS The fair value of a financial instrument is the estimated amount that the Company would receive or pay to terminate the contract at the reporting date. The following methods and assumptions were used to estimate the fair value of each type of financial instrument by reference to various market value data and other valuation techniques as appropriate.

The fair values of cash, cash equivalents, short term investments, accounts receivable, bank indebtedness, commercial paper, accounts payable and accrued liabilities approximated their carrying values given their short term maturities.

The fair values of long term debt issues were estimated based on the discounted cash payments of the debt at the Company's estimated incremental borrowing rates for debt of the same remaining maturities.

The fair values of interest rate derivatives were estimated by discounting cash payments of the derivatives at market rates for derivatives of the same remaining maturities.

The fair values of equity forward contracts were estimated by multiplying the total outstanding contracts to purchase the Company's common shares by the difference between the market price of its common shares and the average forward price of the outstanding contracts at period end.

	2001		2000	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Long term debt liability	$ 3,414	$ 3,550	$ 2,636	$ 2,678
Interest rate derivatives net asset		$ 48		$ 14
Equity forward contracts net asset		$ 30		$ 33

Note 12. Other Information

SEGMENTED INFORMATION The Company's only reportable operating segment is food distribution. All sales to external parties were generated in Canada and all fixed assets and goodwill were attributable to Canadian operations.

CONTINGENT LIABILITIES AND COMMITMENTS The Company and its subsidiaries are involved in and potentially subject to various claims and litigation arising out of the ordinary course and conduct of their business including product liability, labour and employment, environmental and tax. Although such matters cannot be predicted with certainty, management does not consider the Company's exposure to such litigation to be material to these consolidated financial statements.

Commitments for net operating lease payments total $960 ($1,192 less $232 of expected sub-lease income). Net payments for each of the next 5 years and thereafter are as follows: 2002 – $119 (net of $45 of expected sub-lease income); 2003 – $109 (net of $39 of expected sub-lease income); 2004 – $103 (net of $34 of expected sub-lease income); 2005 – $89 (net of $31 of expected sub-lease income); 2006 – $77 (net of $27 of expected sub-lease income); thereafter to 2051 – $463 (net of $56 of expected sub-lease income).

Gross rentals under leases assigned to others for which the Company is contingently liable amount to $230.

In connection with the purchase of Provigo, the Company has committed to support Quebec small business and farming communities as follows: for a period of 7 years commencing 1999 and, subject to business dispositions, the aggregate amount of goods and services purchased from Quebec suppliers in the ordinary course of business will not fall below those of 1998. The Company fulfilled its commitment in 2001.

RELATED PARTY TRANSACTIONS The Company's majority shareholder, George Weston Limited, its subsidiaries and its affiliates are related parties. It is the Company's policy to conduct all transactions and settle balances with related parties on normal trade terms. Total purchases from related companies represented about 3% of the cost of sales, selling and administrative expenses.

Pursuant to an investment management agreement, the Company, through Glenhuron, manages certain United States cash, cash equivalents and short term investments on behalf of wholly owned non-Canadian subsidiaries of George Weston Limited. Management fees were based on market rates and were included in interest expense.

At period end 2000, the Company had a net loan payable to the Company's majority shareholder, George Weston Limited, of $61 included in bank indebtedness. The interest expense was based on market interest rates and was included in short term interest expense.

Eleven Year Summary (1)

($ millions)	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
SALES AND EARNINGS											
Sales	**21,486**	20,121	18,783	12,497	11,008	9,848	9,854	10,000	9,356	9,262	8,533
Trading profit (EBITDA)	**1,451**	1,259	1,077	712	573	481	449	410	326	313	328
Operating income	**1,136**	976	811	529	428	361	322	274	203	197	223
Interest expense	**158**	143	112	68	44	46	54	63	54	62	63
Net earnings	**563**	473	376	261	213	174	147	126	90	76	99
FINANCIAL POSITION											
Working capital	**290**	(291)	(397)	(707)	202	154	179	29	148	145	262
Fixed assets	**4,931**	4,174	3,549	3,194	2,093	1,738	1,491	1,603	1,414	1,231	1,115
Goodwill	**1,599**	1,641	1,685	1,363	38	40	42	44	49	52	54
Total assets	**10,008**	9,025	7,979	7,105	4,013	3,531	3,197	3,042	2,743	2,504	2,362
Total debt	**2,699**	2,216	1,999	1,842	513	435	287	525	506	426	397
Shareholders' equity	**3,569**	3,124	2,904	2,595	1,495	1,311	1,160	1,105	985	916	884
CASH FLOW											
Cash flows from operating activities before acquisition restructuring and other charges	**875**	846	791	530	426	262	270	328	279	269	215
Capital investment	**1,108**	943	802	599	517	389	302	339	315	198	159

(1) Financial terms and ratios are defined as follows:
Trading profit (EBITDA) – operating income before depreciation.
Working capital – current assets less current liabilities.
Total debt – bank indebtedness, commercial paper, long term debt due within one year, long term debt and debt equivalents less cash, cash equivalents and short term investments.
Dividend rate per common share (period end) – 4th quarter common dividends declared multiplied by 4.
Cash flows from operating activities before acquisition restructuring and other charges per common share – cash flows from operating activities before acquisition restructuring and other charges less preferred dividends paid divided by the weighted average common shares outstanding at period end.
Capital investment per common share – capital investment divided by the weighted average common shares outstanding at period end.
Book value per common share – shareholders' equity divided by the common shares outstanding at period end.
Trading profit (EBITDA) return on sales – trading profit (EBITDA) divided by sales.
Operating income return on sales – operating income divided by sales.
Net earnings return on sales – net earnings divided by sales.
Return on average total assets – operating income divided by average total assets excluding cash, cash equivalents and short term investments.
Return on average common shareholders' equity – net earnings before extraordinary items less preferred dividends divided by average common share capital, retained earnings, foreign currency translation adjustment and the applicable portion of contributed surplus.
Interest coverage on total debt – operating income divided by interest expense.
Total debt to shareholders' equity – total debt divided by shareholders' equity.
Cash flows from operating activities before acquisition restructuring and other charges to total debt – cash flows from operating activities before acquisition restructuring and other charges divided by total debt.
Price/net earnings ratio (period end) – market value per common share divided by basic net earnings per common share.
Market/book ratio (period end) – market value per common share divided by book value per common share.

Capital Structure
($ millions)



$3,600
2,700
1,800
900
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Shareholders' Equity
Total Debt

Cash Flows from Operating Activities and Capital Investment
($ millions)



$1,120
840
560
280
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Cash Flows from Operating Activities before Acquisition Restructuring and Other Charges
Capital Investment

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991
PER COMMON SHARE ($)											
Basic net earnings	**2.04**	1.71	1.37	1.06	.88	.72	.60	.50	.36	.29	.39
Basic net earnings before goodwill charges	**2.20**	1.87	1.52	1.06	.88	.73	.61	.50	.37	.30	.40
Dividend rate (period end)	**.40**	.40	.24	.20	.16	.12	.12	.09	.08	.08	.08
Cash flows from operating activities before acquisition restructuring and other charges	**3.17**	3.07	2.88	2.15	1.76	1.08	1.12	1.35	1.15	1.11	.90
Capital investment	**4.01**	3.42	2.92	2.43	2.14	1.62	1.25	1.41	1.34	.83	.70
Book value	**12.92**	11.31	10.56	9.46	6.08	5.35	4.74	4.27	3.79	3.52	3.17
Market value (period end)	**51.85**	50.50	35.25	37.40	26.00	14.25	10.29	7.96	7.63	6.50	5.75
FINANCIAL RATIOS											
Returns on sales (%)											
Trading profit (EBITDA)	**6.8**	6.3	5.7	5.7	5.2	4.9	4.6	4.1	3.5	3.4	3.8
Operating income	**5.3**	4.9	4.3	4.2	3.9	3.7	3.3	2.7	2.2	2.1	2.6
Net earnings	**2.6**	2.4	2.0	2.1	1.9	1.8	1.5	1.3	1.0	.8	1.2
Return on average total assets (%)	**13.4**	12.8	11.9	10.9	14.2	13.6	12.3	10.6	8.6	9.0	10.5
Return on average common shareholders' equity (%)	**16.8**	15.7	13.7	12.8	15.3	14.2	13.4	12.5	9.7	8.8	13.4
Interest coverage on total debt	**7.2**	6.8	7.2	7.8	9.7	7.9	6.0	4.3	3.7	3.1	3.5
Total debt to shareholders' equity	**.76**	.71	.69	.71	.34	.33	.25	.48	.51	.46	.45
Cash flows from operating activities before acquisition restructuring and other charges to total debt	**.32**	.38	.40	.29	.83	.60	.94	.62	.58	.63	.54
Price/net earnings ratio (period end)	**25.4**	29.5	25.8	35.3	29.6	19.8	17.2	15.9	21.2	22.4	14.7
Market/book ratio (period end)	**4.0**	4.5	3.3	4.0	4.3	2.7	2.2	1.9	2.0	1.9	1.8

Basic Net Earnings per Common Share
($)



$2.12
1.59
1.06
.53
.00
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Basic Net Earnings per Common Share

Common Share Market Value Range
($)



$56
42
28
14
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Market Value per Common Share

Results by Quarter (1)

($ millions)	2001	2000
SALES		
1st Quarter	$ 4,545	$ 4,287
2nd Quarter	4,985	4,688
3rd Quarter	6,703	6,255
4th Quarter	5,253	4,891
	$ 21,486	$ 20,121
TRADING PROFIT (EBITDA)		
1st Quarter	$ 274	$ 238
2nd Quarter	309	272
3rd Quarter	393	338
4th Quarter	475	411
	$ 1,451	$ 1,259
OPERATING INCOME		
1st Quarter	$ 204	$ 175
2nd Quarter	239	208
3rd Quarter	296	250
4th Quarter	397	343
	$ 1,136	$ 976
NET EARNINGS		
1st Quarter	$ 93	$ 77
2nd Quarter	115	95
3rd Quarter	138	113
4th Quarter	217	188
	$ 563	$ 473
BASIC NET EARNINGS PER COMMON SHARE ($)		
1st Quarter	$ .34	$ .28
2nd Quarter	.41	.34
3rd Quarter	.50	.41
4th Quarter	.79	.68
	$ 2.04	$ 1.71
DILUTED NET EARNINGS PER COMMON SHARE ($)		
1st Quarter	$ .34	$ .28
2nd Quarter	.41	.34
3rd Quarter	.50	.41
4th Quarter	.78	.67
	$ 2.03	$ 1.70
BASIC NET EARNINGS BEFORE GOODWILL CHARGES PER COMMON SHARE ($)		
1st Quarter	$ .38	$ .32
2nd Quarter	.45	.38
3rd Quarter	.55	.46
4th Quarter	.82	.71
	$ 2.20	$ 1.87

(1) For financial term definitions refer to page 48.

Community Support

Loblaw Companies Limited endeavours to be an active participant in the various communities which it serves and supports the philanthropic goals of the "IMAGINE" campaign. Acting with its employees, it supports and contributes to local organizations through its various operating divisions, including providing support to the United Way and the Daily Bread Food Bank, sponsoring numerous charitable fundraising activities and initiating work experience programs for the physically and intellectually challenged. The following are some examples of our community involvement in 2001:

CALGARY SPRUCE MEADOWS
Supporting the sport of show jumping in the foothills of the Canadian Rockies.

CAMBRIDGE MEMORIAL HOSPITAL
Supporting the hospital's Endowment for Family and Children's Health.

CANADA BLOOMS HORTICULTURAL SOCIETY
Sponsorship of the Toronto Flower and Garden Show.

CANADIAN PARAPLEGIC ASSOCIATION ONTARIO
Assists individuals with spinal cord injuries and other physical disabilities to achieve independence, self-reliance and full community participation.

CANADIAN SAFE SCHOOL NETWORK
Committed to building public awareness of and reducing youth violence in schools and local communities.

CHILDREN'S AID FOUNDATION
Committed to protecting children from harm and preventing child abuse and neglect.

CHILDREN'S SAFETY VILLAGE
Dedicated to the education and prevention of children's injuries using a fun, hands-on experience with police instructors and firefighters.

CROHN'S AND COLITIS FOUNDATION OF CANADA
Dedicated to finding the cure for inflammatory bowel disease.

EASTER SEALS
Dedicated to helping children, youth and young adults with physical disabilities achieve their full individual potential and future independence.

FOOD BANKS (ACROSS CANADA)
Supporting non-profit organizations that procure, warehouse and distribute food to member social service agencies.

FOOD MARKETING INSTITUTE FOUNDATION
Seeks to ensure continued quality and efficiency in the food system while operating for charitable, educational and scientific purposes.

FOUNDATION OF THE SHERBROOKE UNIVERSITY TEACHING HOSPITAL
Offers highly specialized health care, including the only intensive care unit, neo-natal pediatric unit and cancer centre in Eastern Quebec townships.

LA FONDATION OLO
Helps promote proper eating habits to underprivileged pregnant women by supplying them with essential nutrients and vitamins so that they give birth to healthy babies.

MULTIPLE SCLEROSIS ("MS") BIKE TOUR
Sponsorship of the MS Bike Tour in Manitoba in support of Canadians living with MS, funding efforts to find a cure and to enhance their quality of life.

OLD PORT OF MONTREAL – MONTREAL SCIENCE CENTRE
Helps visitors understand the important role that science, technology and innovation play in our lives.

OPERA HAMILTON
Supporting the enhancement of corporate and community harmony in a culturally creative setting.

THE CHILDREN'S WISH FOUNDATION OF CANADA
Dedicated to fulfilling a favourite wish for children afflicted with high risk, life threatening illnesses.

THE MONTREAL COSMODOME
Offers children classroom instruction and hands-on activities in the Canada Space Camp (Cosmodome).

UNITED WAY (ACROSS CANADA)
Helps promote the organized capacity of people to care for one another.

YMCA (ACROSS CANADA)
A multi-service community centre with a commitment to the development of its members in spirit, mind and body.

The W. Garfield Weston Foundation, a private Canadian foundation associated with the Company, is now directing its funds primarily to education and the environment. The Foundation's major current initiatives are focused in the areas of scholarships, in partnership with the Canadian Merit Scholarship Foundation, and land conservation, through The Nature Conservancy of Canada.

Imagine A Caring Company

Corporate Directory

Board of Directors

W. GALEN WESTON, O.C., B.A., LL.D.[2*]
Chairman, Loblaw Companies Limited;
Chairman and Director, George Weston Limited;
Chairman, Holt, Renfrew & Co., Limited,
Brown Thomas Group Limited;
President, The W. Garfield Weston Foundation;
Director, Associated British Foods plc,
Canadian Imperial Bank of Commerce;
Advisory Board, Columbia University.

JOHN M. CASSADAY, M.B.A.[1,4]
President and Chief Executive Officer,
Corus Entertainment Inc.;
Former President and Chief Executive Officer,
CTV Television Network;
Director, Manulife Financial, Masonite
International Corporation.

CAMILLA H. DALGLISH, B.A.[4]
Director, The W. Garfield Weston Foundation,
The Nature Conservancy of Canada;
Former President, The Civic Garden Centre.

ROBERT J. DART, B. COMM., F.C.A.[2]
Vice Chairman, Wittington Investments, Limited;
Former Senior Tax Partner, Price Waterhouse Canada;
Former President, Wittington Investments, Limited;
Director, George Weston Limited, Holt, Renfrew
& Co., Limited, Brown Thomas Group Limited,
Canadian Arthritis Network.

ANTHONY S. FELL, O.C., LL.D.[1,5*]
Chairman, RBC Dominion Securities Limited;
Former Deputy Chairman, Royal Bank of Canada;
Director, Munich Reinsurance Group of
Companies, CAE Inc., BCE Inc.;
Chairman of the Board of Trustees, University
Health Network.

ANNE L. FRASER, B.SC., LL.D.[4]
Education Consultant, University of Victoria;
Associate Governor, Dalhousie University;
Associate, Faculties of Management, Education,
Engineering and Fine Arts, University of Calgary;
Director, George Weston Limited, Crestar Energy,
Neurosciences Canada Foundation, Bamfield
Marine Research Centre, Pier 21 Society.

ANTHONY R. GRAHAM[2,3,5]
President and Director, Wittington Investments,
Limited; President and Chief Executive Officer,
Sumarria Inc.; Former Vice Chairman and Director,
National Bank Financial;
Chairman and Director, President's Choice Bank;
Director, George Weston Limited, Holt, Renfrew
& Co., Limited, Power Corporation, Power Financial
Corporation, Provigo Inc., Graymont Ltd.

PIERRE MICHAUD[4*]
Chairman and Director, Provigo Inc.,
Réno-Dépôt Inc.;
Director, Capital d'Amérique, Laurentian Bank
of Canada, Laurentian Trust of Canada Inc.,
Old Port of Montreal Corporation Inc.;
Advisory Board Member, Station Mont-Tremblant.

G. JOSEPH REDDINGTON, B.A., J.D.[3*]
Chairman, Chief Executive Officer and Director,
Breuners Home Furnishings Corp.;
Former Chairman and Chief Executive Officer,
The Signature Group;
Former President and Chief Executive Officer,
Sears Canada;
Director, Trans World Airlines.

T. IAIN RONALD, M.B.A., B. LAW., F.C.A.[1*,5]
Chairman, TransAlta Power Ltd.,
TransAlta Cogeneration Ltd.;
Former Vice Chairman,
Canadian Imperial Bank of Commerce;
Director, The Canada Life Assurance Company,
The Canada Life Financial Corporation,
North West Company Inc., President's Choice
Bank, Holt, Renfrew & Co., Limited,
Leon's Furniture Limited, Strongco Inc.

JOSEPH H. WRIGHT, B.A.[1,3]
Managing Partner, Barnagain Capital;
Former President and Chief Executive Officer,
Swiss Bank Corporation (Canada);
Chairman and Trustee, O&Y REIT;
Director, President's Choice Bank, Sarnia Hydro.

1. Member – Audit Committee
2. Member – Executive Committee
3. Member – Governance and Compensation Committee
4. Member – Environmental, Health and Safety Committee
5. Member – Pension Committee

* Chairman of the Committee

Corporate Officers
(includes age and years of service)

W. GALEN WESTON, O.C. (61 and 30 years)
Chairman of the Board

JOHN A. LEDERER (46 and 25 years)
President

DAVID K. BRAGG (53 and 18 years)
Executive Vice President

DAVID R. JEFFS (44 and 23 years)
Executive Vice President

DONALD G. REID (52 and 22 years)
Executive Vice President

ROBERT G. CHENAUX (58 and 26 years)
Senior Vice President,
Corporate Brand Development

ROY R. CONLIFFE (51 and 20 years)
Senior Vice President, Labour Relations

STEWART E. GREEN (57 and 25 years)
Senior Vice President, Secretary

RICHARD P. MAVRINAC (49 and 19 years)
Senior Vice President, Finance

STEPHEN A. SMITH (44 and 16 years)
Senior Vice President, Controller

PETER D. TURCOT (44 and 19 years)
Senior Vice President,
Sourcing and Procurement

ROBERT A. BALCOM (40 and 8 years)
Vice President, General Counsel

J. BRADLEY HOLLAND (38 and 8 years)
Vice President, Taxation

MICHAEL N. KIMBER (46 and 17 years)
Vice President, Legal Counsel

LOUISE M. LACCHIN (44 and 18 years)
Vice President, Treasurer

GLENN D. LEROUX (47 and 15 years)
Vice President, Risk Management

LUCY J. PAGLIONE (42 and 18 years)
Vice President, Pension and Benefits

MARK A. RODRIGUES (44 and 15 years)
Vice President, Internal Audit Services

GEORGE D. SESLIJA (46 and 22 years)
Vice President, Real Estate Development

FRANCA SMITH (38 and 13 years)
Vice President, Financial Control

GEOFFREY H. WILSON (46 and 15 years)
Vice President, Industry and Investor Relations

ANN MARIE YAMAMOTO (41 and 15 years)
Vice President, Systems Audit and
Information Technology

MARIAN M. BURROWS (47 and 23 years)
Assistant Secretary

WALTER H. KRAUS (39 and 13 years)
Director, Environmental Affairs

JOYCE C. LEE (30 and 5 years)
Controller, Financial Reporting

PATRICK MACDONELL (32 and 6 years)
Assistant Treasurer

LAUREL MACKAY-LEE (32 and 2 years)
Controller, Planning and Analysis

IRENE PINHEIRO (34 and 8 years)
Controller

LISA R. SWARTZMAN (31 and 8 years)
Assistant Treasurer

Shareholder Information

Executive Office
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7
Tel: (416) 922-8500
Fax: (416) 922-7791
Internet: www.loblaw.com

Stock Listing
The Toronto Stock Exchange

Share Symbol
"L"

Common Shares
61% of the common shares are owned beneficially by George Weston Limited.

Total outstanding at period end:
276,252,714

Available for public trading at period end:
106,676,063

Average daily trading volume:
250,201

Common Dividend Policy
It is the Company's policy to maintain a stable dividend payment equal to approximately 20% to 25% of the prior period's normalized basic net earnings per common share.

Common Dividend Dates

Record Date	Payment Date
March 15	April 1
June 15	July 1
Sept. 15	Oct. 1
Dec. 15	Dec. 30

Normal Course Issuer Bid
The Company has a Normal Course Issuer Bid on The Toronto Stock Exchange.

Value of Common Shares
December 22, 1971 (valuation day):
$0.958
February 22, 1994:
$7.67

Registrar and Transfer Agent
Computershare Trust Company of Canada
100 University Avenue
Toronto, Canada
M5J 2Y1

General Counsel
Borden Ladner Gervais LLP
Toronto, Canada

Auditor
KPMG LLP
Toronto, Canada

Annual General Meeting
Wednesday, May 1, 2002
Metro Toronto Convention Centre
Constitution Hall
Toronto, Canada

Trademarks
Loblaw Companies Limited and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw Companies Limited or the licensor and where used in this report are in italics.

Investor Relations
Shareholders, security analysts and investment professionals should direct their requests for copies of the Company's Annual Report or Annual Information Form to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office.

Additional financial information has been filed electronically with various securities regulators in Canada through SEDAR and with the Office of the Superintendent of Financial Institutions ("OSFI") as the primary regulator for the Company's subsidiary, President's Choice Bank.

Ce rapport est disponible en français.

www.loblaw.com



LOBLAW COMPANIES LIMITED

Detail of Earnings Coverage Calculation on Interest on Long Term Debt

For the 52 weeks ended December 29, 2001

($ millions)

	Actual	Pro Forma Note (1)
CONSOLIDATED INTEREST ON LONG TERM DEBT		
Interest on long term debt	208	222
Consolidated interest on long term debt	208	222
CONSOLIDATED EARNINGS		
Operating income	1,136	1,136
Goodwill charges	(44)	(44)
Short term interest income	50	50
Earnings before long term debt interest and taxes	1,142	1,142
Consolidated earnings for calculation	1,142	1,142
EARNINGS COVERAGE ON INTEREST ON LONG TERM DEBT	5.490	5.144

Note:

(1) The Pro Forma consolidated interest expense includes the annualized interest expense of $14 related to the $200 of Medium Term Notes issued on February 26, 2002 pursuant to the 2001 Short Form Prospectus.

Loblaw Companies Limited

March, 2002

Dear Shareholder,

It is my pleasure to invite you to our Annual Meeting of Shareholders which will be held on Wednesday, May 1, 2002, at 11:00 a.m. (local time) in Constitution Hall, Room 105 Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario to meet the Board of Directors and senior management. The Notice of Meeting and related material are enclosed.

We have had an excellent year and have produced record results. I remain excited about the direction of our company.

Yours very truly,

W. Galen Weston

W. Galen Weston
Chairman

Loblaw Companies Limited

Notice of Annual Meeting of Shareholders to be held May 1, 2002

TO OUR SHAREHOLDERS: The 2002 Annual Meeting of Shareholders of Loblaw Companies Limited will be held on Wednesday, May 1, 2002, at 11:00 a.m. (local time) in Constitution Hall, Room 105 Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, for the following purposes:

1. To receive the consolidated financial statements of the Corporation for the financial year ended December 29, 2001, and the report of the auditor thereon;

2. To elect directors;

3. To appoint an auditor;

4. To consider the shareholder proposal set out in Schedule B to the accompanying Management Proxy Circular; and

5. To transact such other business as may properly be brought before the Annual Meeting or any adjournment thereof.

A Management Proxy Circular and form of proxy accompany this Notice of Annual Meeting.

Dated at Toronto, Ontario this 15th day of March, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Stewart E. Green
Senior Vice President and Secretary

Please Note:

To attend the Annual Meeting, all shareholders and guests are required to have an admittance card which will be given to them when they register with the transfer agent at the Annual Meeting.

Shareholders are entitled to vote at the Annual Meeting either in person or by proxy. Any shareholder who is unable to attend the Annual Meeting in person is requested to complete, date, sign and return the enclosed form of proxy in the envelope provided for that purpose to the Corporation's transfer agent, Computershare Trust Company of Canada.

Loblaw Companies Limited

Management Proxy Circular

Solicitation of Proxies

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the management of LOBLAW COMPANIES LIMITED (the "Corporation") of proxies to be used at the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held on Wednesday, May 1, 2002, at 11:00 a.m. (local time) in Constitution Hall, Room 105 Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, M5V 2W6 or any adjournment thereof. The cost of such solicitation will be borne by the Corporation.

At the Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting accompanying this Circular including the election of directors, the appointment of an auditor and the shareholder proposal. In addition, the Corporation's management will report on the performance of the Corporation and respond to questions from shareholders.

Voting and Exercise of Discretion by Proxyholder

The common shares of the Corporation ("Common Shares") represented by properly executed and returned proxies in favour of the persons designated in the printed portion of the enclosed form of proxy will be voted or not voted on any ballot that may be called for with respect to any matter referred to therein in accordance with the instructions made in the proxy. **In the absence of such instructions, such Common Shares will be voted for the election of the directors, for the appointment of the auditor and for the shareholder proposal.**

The proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Annual Meeting and with respect to any other matters which may properly come before the Meeting.

The Common Shares represented by proxies in favour of management nominees will be voted with respect to any such matter in the manner directed by management. The management of the Corporation is not aware of any amendments or variations or other matters to come before the Meeting.

Revocation of Proxies

A registered shareholder who has given a proxy may revoke the proxy by an instrument in writing executed by him/her or by his/her attorney authorized in writing or, if the shareholder is a corporation, by its duly authorized officer(s) or attorney authorized in writing, and deposited either at the registered office of the Corporation, Suite 1500, 22 St. Clair Avenue East, Toronto, Ontario, M4T 2S8, or at the offices of the Corporation's transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 (the "Transfer Agent"), at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof prior to the commencement of the Meeting.

Record Date for Voting

Holders of the Common Shares as at the close of business March 26, 2002 (the "Record Date") are entitled to one vote at the Meeting for each Common Share shown as registered in such holder's name on such date.

Voting Securities and Principal Holders

The Corporation currently has 276,252,714 Common Shares issued and outstanding. George Weston Limited beneficially owns directly or indirectly through Weston Food Distribution Inc. and Weston Holdings Limited 169,576,651 Common Shares or 61.385% of the outstanding Common Shares. Mr. W. Galen Weston beneficially owns or controls, through Wittington Investments, Limited and affiliated companies, 81,675,854 or 62.13% of the outstanding Common Shares of George Weston Limited.

Voting Confidentiality

In order to preserve the confidentiality of individual shareholder votes, proxies are counted and tabulated by the Transfer Agent. This function is performed independently of the Corporation. Proxies are only referred to the Corporation in cases where a shareholder clearly intends to communicate an individual position to management or when it is necessary to do so to meet the requirements of applicable law.

Election of Directors

On March 6, 2002, the Board of Directors, in accordance with the by-laws of the Corporation, determined that the number of directors to be elected at the Meeting will be 12. It is proposed that the persons named below be nominated for election as directors of the Corporation. All of the proposed nominees are now members of the Board of Directors and have been since the date indicated below except John A. Lederer who is President of the Corporation. The management of the Corporation does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, **the persons named in the enclosed form of proxy reserve the right to vote for any other nominees of management.** Each director will be elected to hold office until the next annual meeting or until his or her successor is appointed or elected.

The following table indicates the names of all nominees, all other major positions and offices currently held by them with the Corporation and/or its significant affiliates and their principal occupations or employment, the periods during which they have served as directors of the Corporation, the number of shares of the Corporation and of its holding body corporate beneficially owned or over which control or direction is exercised by such nominees. Biographies of these nominees are attached as Schedule A.

Information as to Proposed Nominees for Election as Directors

Nominee Name and Municipality of Residence	Age	Office, if any, and Principal Occupation	Director Since	Shares Beneficially Owned or Controlled
John M. Cassaday [2,4] Toronto, Ontario	48	President and Chief Executive Officer of Corus Entertainment Inc. (media and production company)	1999	5,865 [i] 1,368 [iv]
Camilla H. Dalglish [4] Toronto, Ontario	64	Corporate Director	1991	800 [i] 301,560 [ii] 20,000 [iii] 1,347 [iv]
Robert J. Dart [1] Toronto, Ontario	63	Vice Chairman of Wittington Investments, Limited (investment company)	1994	5,000 [i] 35,000 [ii] 2,000 [iii]
Anthony S. Fell [2,5] Toronto, Ontario	63	Chairman of RBC Dominion Securities Limited (investment and financial company)	2001	10,000 [i] 495 [iv]

Nominee Name and Municipality of Residence	Age	Office, if any, and Principal Occupation	Director Since	Shares Beneficially Owned or Controlled
Anne L. Fraser [4] Calgary, Alberta	61	Corporate Director	2000	500[i] 1,500[ii] 500[iii] 750[v]
Anthony R. Graham [1,3,5] Toronto, Ontario	45	President of Wittington Investments, Limited	1999	10,000[i] 7,500[ii] 1,368[iv] 812[v]
John A. Lederer [vi] Toronto, Ontario	46	President of the Corporation		20,000[i]
Pierre Michaud [4] Montreal, Quebec	58	Chairman of Provigo Inc. (a subsidiary of the Corporation) and of Reno-Depot Inc. (hardware retailing company)	1999	85,284[i]
G. Joseph Reddington [3] Lititz, Pennsylvania	60	Chairman and Chief Executive Officer of Breuners Home Furnishings Corporation (retail furniture company)	1994	3,000[i] 1,260[iv]
T. Iain Ronald [2,5] Toronto, Ontario	69	Corporate Director	1992	6,000[i] 1,303[iv]
W. Galen Weston [1] Toronto, Ontario	61	Chairman of the Corporation and of George Weston Limited	1972	3,892,984[i] 81,675,854[ii]
Joseph H. Wright [2,3] Toronto, Ontario	59	Managing Partner of Barnagain Capital Inc. (investment company)	1996	6,000[i] 1,412[iv]

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Governance and Compensation Committee
4 Member of Environmental, Health and Safety Committee
5 Member of Pension Committee

i Common Shares of the Corporation
ii Common Shares of George Weston Limited
iii Preferred Shares Series I of George Weston Limited
iv Deferred Share Units of the Corporation
v Deferred Share Units of George Weston Limited
vi Mr. Lederer has been President of the Corporation since Jan. 1, 2001 and was previously an Executive Vice President of the Corporation.

Appointment of Auditor

The persons named in the enclosed form of proxy intend to vote for the reappointment of KPMG LLP Chartered Accountants, as auditor of the Corporation to hold office until the close of the next Annual Meeting of Shareholders.

Director Compensation

Annual retainers and attendance fees are paid to outside members of the Board of Directors on the following basis: (i) annual retainer $30,000; (ii) annual retainer for each committee member $3,000; (iii) each board and committee meeting attended $500.

The average total annual fee paid to outside directors in 2001 was $37,000. Mr. Ronald and Mr. Wright each received additional director fees during 2001 in the amount of $20,000 from President's Choice Bank, a subsidiary of the Corporation.

In order to align the interest of directors with those of shareholders, directors are able to elect annually to take their annual retainer and committee retainer in the form of Deferred Share Units, the price of which is determined by the market value of the Common Shares at the time of payment of the director's fees. Each quarter the number of Deferred Share Units equal to the number of Common Shares that could be purchased in the open market for the dollar amount of the quarterly fee will be credited to the director's account. Upon retirement as a director, the director's entitlement to Common Shares as represented by Deferred Share Units, will be purchased in the open market on the director's behalf.

Executive Compensation

The following table sets forth compensation paid by the Corporation and its subsidiaries to the persons who were at the end of 2001 the five most highly compensated policy making executive officers of the Corporation and its principal subsidiaries as required by applicable legislation (collectively the "Named Executive Officers") for services rendered in all capacities to the Corporation or a subsidiary for the years 2001, 2000 and 1999.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation		
				Awards	Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Under Options/ SARs Granted (#)[1]	LTIP Payouts ($)	All Other Compensation ($)
W. Galen Weston	2001	1,200,000	500,000	41,240	–	–
Chairman of the Corporation	2000	800,000	500,000	187,500	–	–
	1999	600,000	500,000	–	–	–
John A. Lederer	2001	1,200,000	630,732	164,950	–	–
President of the Corporation	2000	600,000	473,385	187,500	–	–
	1999	450,000	443,550	14,045	–	–
David K. Bragg	2001	330,000	263,696	–	–	–
President, Loblaw Properties Limited	2000	300,000	276,950	65,650	–	–
	1999	280,000	275,986	7,020	–	–
David R. Jeffs	2001	583,333	329,767	100,000	–	–
President, Westfair Foods Ltd.	2000	350,000	266,991	98,450	–	–
	1999	250,000	246,416	7,020	–	–
Donald G. Reid	2001	500,000	388,833	–	–	–
Executive Vice President of the Corporation	2000	450,000	400,787	125,250	–	–
	1999	400,000	394,266	7,020	–	–

1 Common Shares of the Corporation

The following table shows grants of stock options of the Corporation made during 2001 to Named Executive Officers:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)[1]	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
W. Galen Weston	41,240	10.68%	48.50	48.50	Jan. 8, 2008
David R. Jeffs	100,000	25.89%	49.05	49.05	Oct. 19, 2008
John A. Lederer	164,950	42.71%	48.50	48.50	Jan. 8, 2008

1 Common Shares of the Corporation

Options vest 20% on each anniversary of the grant date, but cannot be exercised prior to the first anniversary.

The following table shows, where applicable, options on securities of the Corporation exercised during 2001 and unexercised options at fiscal year end December 29, 2001 for each of the Named Executive Officers.

Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

Name	Securities/ SARs Acquired on Exercise (#)[1]	Aggregate Value Realized $[2]	Unexercised Options/SARs at Financial Year End (#) Exercisable/Unexercisable		Date Option/ SARs Granted	Value of Unexercised in the Money Options/SARs at Financial Year End $ Exercisable/Unexercisable	
W. Galen Weston	–	–	37,500	150,000	Jan. 11/00	744,375	2,977,500
	–	–	–	41,240	Jan. 08/01	–	138,154
John A. Lederer	12,632	487,721	–	12,632	Jan. 03/97	–	474,963
	7,368	208,956	24,232	63,200	Jan. 30/98	662,745	1,728,520
	–	–	5,618	8,427	Jan. 13/99	91,292	136,938
	–	–	37,500	150,000	Jan. 11/00	744,375	2,977,500
	–	–	–	164,950	Jan. 08/01	–	552,582
David K. Bragg	3,930	152,087	–	3,930	Jan. 03/97	–	147,768
	6,000	170,694	–	4,000	Jan. 30/98	–	109,400
	2,808	49,350	–	4,212	Jan. 13/99	–	68,445
	13,130	275,602	–	52,520	Jan. 11/00	–	1,042,522
David R. Jeffs	–	–	21,052	5,263	Jan. 03/97	791,555	197,888
	–	–	9,000	6,000	Jan. 30/98	246,150	164,100
	–	–	2,808	4,212	Jan. 13/99	45,630	68,445
	–	–	19,690	78,760	Jan. 11/00	390,846	1,563,386
	–	–	–	100,000	Oct. 19/01	–	280,000
Donald G. Reid	11,228	434,512	–	11,228	Jan. 03/97	–	422,172
	4,000	113,796	–	8,000	Jan. 30/98	–	218,800
	2,808	50,038	–	4,212	Jan. 13/99	–	68,445
	25,050	536,571	–	100,200	Jan. 11/00	–	1,988,970

1 Common Shares of the Corporation
2 Pretax Value Accrued since Date Option Granted to Date of Exercise

Pension Plan and Long Service Executive Arrangements

The following table illustrates the estimated annual benefit payable at normal retirement age for all senior executives participating in the Corporation's Designated Executive Pension Plan (the "Plan"). The annual benefit does not include bridge benefits for the Canada Pension Plan and Old Age Security. In calculating the annual benefit, the pension formula incorporates the senior executive's average annual base salary and years of service. In addition, senior executives of the Corporation are entitled to a Supplementary Employee Retirement Plan ("SERP") up to a maximum of 50% of final salary to a maximum of $100,000, inclusive of any and all pensions payable from all Corporation sources.

Pension Plan Table

Annual Base Salary $(000's)	Years of Service 15	20	25	30	35
75	22,500	30,000	37,500	45,000	52,500
100	25,833	34,444	43,055	51,666	60,277
125 and above	25,833	34,444	43,055	51,666	60,277

Pursuant to the SERP, each of David K. Bragg, David R. Jeffs and Donald G. Reid will be entitled to receive an annual retirement allowance at his normal retirement date. The retirement allowance is based on length of service at the rate of 2% per year, to a maximum of 50% of his best three years' average base salary as defined in the Plan. John A. Lederer is entitled to an annual retirement allowance at age 60 to a maximum of $500,000 depending on length of service. These payments are inclusive of whatever annual amount is payable to such Named Executive Officer from the Plan, the SERP and/or a pension plan of an affiliate. The Plan rules otherwise applicable to the Designated Executive Pension Plan apply to the annual retirement allowance.

The estimated total credited years of service at normal retirement date for each Named Executive Officer is: John A. Lederer (34.2); David K. Bragg (25.6); David R. Jeffs (38.9) and Donald G. Reid (29.8). W. Galen Weston (27.8) participates in the George Weston Limited Designated Pension Plan which has the same attributes as the Plan.

Employment and Retirement Arrangements

Mr. Lederer was appointed President of the Corporation on January 1, 2001 and entered into an employment contract with the Corporation which, among other things, fixed Mr. Lederer's annual base salary at $1.2 million for 3 years and entitles him to receive a bonus of up to $1 million per annum upon achieving certain objectives and to a grant of options on 164,950 Common Shares which were granted at market price on January 8, 2001. Upon ceasing to be employed by the Corporation, Mr. Lederer will be entitled to a payment of a maximum of $10 million, subject to certain non-competition covenants.

Shareholder Proposal

Set out in Schedule B to this Circular is a shareholder proposal that has been submitted for consideration at the Meeting. The proposal would require a simple majority of the votes cast at the Meeting in order to be approved.

The final date for submission of proposals by shareholders to the Corporation for inclusion in next year's Management Proxy Circular in connection with next year's Annual Meeting of Shareholders is December 14, 2002.

Director and Officer Liability Insurance

The Corporation maintains insurance for the benefit of its directors and officers and the directors and officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. Coverage limits and deductibles are in line with other corporations similar to the Corporation. The annual insurance premium of $228,260 is paid by the Corporation. The insurance limit is $300 million (Cdn.) per annum. There is no deductible in the case of directors and officers and a $250,000 deductible for the Corporation.

Statement of Corporate Governance Practices

The Board of Directors of the Corporation (the "Board") believes that sound corporate governance practices should contribute to the effective management of the Corporation and its achievement of strategic and operational plans, goals and objectives. The Toronto Stock Exchange requires that a Statement of Corporate Governance Practices relate the corporate governance practices of the Corporation to its guidelines.

Corporate governance practices in place at the Corporation have been reviewed and determined to be aligned with the guidelines. The following is a summary of the Corporation's practices:

The Board's mandate is to oversee the conduct of the management of the business affairs of the Corporation and to act with a view to the best interests of the shareholders. The Board holds regularly scheduled meetings throughout the year. There are at least four major meetings each year held in March, May, August and December, at which senior operating officers are in attendance and present a report on operating results, outlook and developments relating to achievement of budgeted results and strategic initiatives. In addition, an annual two year plan is presented to and reviewed by the Board at the December meeting or a separate meeting held for such purpose. In 2001 the Board had a one-day strategic session with management. Directors are given access to senior management to discuss and review all material presented with respect to operating results, strategic plans and initiatives and discuss with management at the directors' meeting the Corporation's strategies and their implementation. The Board has delegated broad authority to senior management, including management of the business in the best interests of all its shareholders and in accordance with the plans and targets presented to and reviewed by the directors, subject to all major capital projects, financings, new business ventures and major strategic changes being brought to the Board for consideration, review and approval prior to implementation. In addition, the Board has established committees with specific responsibilities and mandates to consider, review and monitor various activities of the Corporation to ensure that the Board's stewardship responsibilities have been met. These committees report regularly to the full Board.

The frequency of meetings as well as the nature of agenda items changes depending upon the state of the Corporation's affairs and in light of opportunities or issues which the Corporation may face. Each meeting agenda is circulated in advance to all directors, with meetings scheduled well in advance and a core agenda of items circulated such that any significant areas of opportunity and risk are assessed at least annually. Committee chairpersons report on their activities and the presidents of operating subsidiaries report, in person, on their respective operations throughout the year. At least one meeting is held each year at an operating facility with tours of the facilities and presentations by senior management. The Board discusses with Management on a regular basis strategies and their implementation.

In addition to those matters which must by law be approved by the Board, management is also required to seek Board approval for any disposition, acquisition or transaction which would have a material or significant impact on the Corporation as a whole. Management is also required to consult with the Board before entering into any material transaction which is outside of the Corporation's existing businesses. At Board meetings throughout the year, reports are presented on each major operating subsidiary which outline its progress and operating results and possible significant strategic activities or transactions.

The Governance and Compensation Committee reviews the factual circumstances and relationships which each director has in deciding whether or not a particular director is related, unrelated or independent. The Board believes that there currently are, within the meaning of the guidelines, eight unrelated directors of whom six are independent directors. (An independent director is free of any business interest or relationship with the significant shareholder.) Accordingly, the Board is constituted with a majority of members who are unrelated. Should there arise before the Board any issue where there may be a conflict of interest, interested directors are required to excuse themselves from the deliberations and voting on such issues and if necessary the chairman of the Governance and Compensation Committee will act as lead director.

The Chairman is a director of the Corporation. The Board believes that his extensive knowledge of the Corporation's business is beneficial to the other directors and that his participation as a director contributes greatly to the overall effectiveness of the Board.

The Corporation is controlled by W. Galen Weston, who owns or controls approximately 61.385% of the total outstanding Common Shares of the Corporation and is a "significant shareholder" within the meaning of the guidelines. Mr. Weston has a significant common interest with other shareholders with respect to value creation, the well being of the Corporation, and the performance of its publicly listed securities. As there is a majority of unrelated directors on the Board, the interests of all other shareholders are also represented.

The Corporation has in place various methods to facilitate effective communication with its shareholders and the public which include an investor relations program involving meetings with financial analysts, including web casts, and with debt rating agencies as well as the preparation of bulletins, policies, web sites and newsletters which are circulated or available to management and employees throughout the Loblaw group of companies.

The Board has implemented, through the appointment of committees, an effective system for monitoring corporate policies and procedures. Each of the committees (except for the Executive Committee) is composed solely of non-management directors and is responsible for reviewing, monitoring and advising the Board on the various activities in the noted areas.

The Governance and Compensation Committee has been assigned the responsibility for developing and evaluating the processes the Board follows in its deliberations and for assessing the Board's effectiveness in fulfilling its mandate. The Governance and Compensation Committee periodically conducts surveys of the directors or arranges meetings of non-management directors to assess the performance of the Board. The independent members of the Board meet once a year to discuss Board effectiveness, governance and any other related issues and, after discussion with the Chairman, implement procedures or changes in Board practices they feel are necessary.

The Governance and Compensation Committee has the specific mandate to: examine the size and composition of the Board, recommend candidates for the Board and for filling vacancies on the Board; annually review credentials of the nominees for re-election; monitor the quality and independence of the relationship between management and the Board and recommend improvements; solicit directors' input dealing with the effectiveness of the Board and its individual members and recommend changes where warranted; act where necessary as an independent forum in the event any directors wish to raise any matter with respect to Board activities; review and recommend to the Board for approval, the remuneration of directors after considering time commitment, comparative fees and responsibilities; review the mandate of the Board and its committees and recommend changes; recommend appointment of directors to the various committees and undertake such other initiatives as are required to help the Board deliver a high level of corporate governance.

The Governance and Compensation Committee is, in addition to its other activities, charged specifically with: reviewing the Corporation's general compensation strategy; establishing relative positioning of executive salaries and reviewing benefit and pension programs for executive officers; reviewing and administering the Corporation's incentive compensation and stock option plans. In addition, the Committee is responsible for reviewing and reporting on the Corporation's governance practices. In fiscal 2001, the Governance and Compensation Committee met two times.

All directors have access to the Committee and its Chairman on any issues or questions with respect to Board activities. Individual directors are free at any time to engage outside advisors with respect to any issues which may need further independent judgment following discussions with the Chairman or the Governance and Compensation Committee. New directors receive copies of Board material and corporate policies and are encouraged and given the opportunity to visit operating facilities and meet on a regular basis with management. The Committee has three members, two of whom are independent.

The Executive Committee possesses all of the powers of the Board except the power to declare common dividends and certain other powers specifically reserved by applicable law to the Board. In fiscal 2001, the Executive Committee held no meetings, and took action once by unanimous written consent. The Committee has three members, none of whom are independent.

The Pension Committee has the responsibility of reviewing the performance of the Corporation's pooled pension fund, reviewing and recommending managers for the fund's portfolio, reviewing performance of pooled pension fund managers and reviewing and approving the funded status and amendments to the Corporation's pension plans and those of its Canadian subsidiary companies. In fiscal 2001, the Pension Committee met five times. The Committee has three members, two of whom are independent.

The Audit Committee has a specific charter which is reviewed by the Committee annually and approved by the Board of Directors. The Audit Committee recommends the appointment of an independent auditor; reviews the arrangements for and scope of the audit by the independent auditor; reviews the independence of the independent auditor; considers the adequacy of the systems of internal accounting controls and reviews any proposed corrective actions; reviews and monitors the Corporation's policies relating to ethics and conflicts of interests; reviews the integrity of the Corporation's management and information systems; discusses with management and the independent auditor the Corporation's annual and quarterly consolidated financial statements and key account and/or reporting matters; reviews the activities and recommendations of the Corporation's management audit department and reviews the Corporation's annual and interim consolidated financial statements, and notes thereon and reviews and approves the audit fees paid to external auditors. Fees paid to KPMG LLP for completion of the 2001 audit of the consolidated financial statements amounted to $1.4 million; other fees paid to KPMG LLP in 2001 for professional services other than the audit amounted to $0.3 million. In fiscal 2001, the Audit Committee met six times. The Committee has four members, all of whom are independent.

The Environmental, Health and Safety Committee has the mandate to review and monitor environmental, health and safety policies, procedures, practices and compliance. In fiscal 2001, the Environmental, Health and Safety Committee met three times. The Committee has four members, two of whom are independent.

Report on Executive Compensation

The Board delegated to the Governance and Compensation Committee (the "Committee"), among other duties, responsibility for reviewing overall policies and practices of the Corporation relating to executive compensation. Since last year's report, the Committee has met two times.

The Corporation's compensation arrangements for executives are intended to retain and motivate executives whose individual and combined efforts will provide the Corporation with the greatest likelihood of success in achieving its objectives. Executives receive compensation based on their performance, their level of individual responsibility and experience, the market value of the job they perform and the success of the Corporation in meeting its objectives and creating shareholder value.

The general objective of executive compensation is to provide a compensation package which both drives behaviour to create shareholder value and is competitive with other comparable corporations in North

America. Currently, for top performing executives, the level would be the top 25% of comparable companies.

The executive compensation program is periodically reviewed by the Committee. Independent consultants are periodically retained to assess the competitiveness of the executive compensation program both in total and in its component parts. The compensation program includes a balance of base salary, short-term bonus, a stock option plan ("Option Plan") and retirement plans. Base salaries for executives are subject to periodic review and to adjustment if job responsibilities change. For the three-year period 2000 to 2002, most executives participate in an Economic Value Added ("EVA") bonus plan.

Loblaw EVA is calculated for each year and reflects the increase in shareholder value after giving effect to the cost of capital. The bonus earned represents a percent of fixed base salary calculated based on the growth of EVA over the prior year. The EVA bonus is paid one-third immediately following the year in which it was earned and one-third in each of the following two years. Payout of the deferred bonus component has continuing positive performance restrictions. Bonuses for W. Galen Weston have been paid annually.

The Option Plan is designed to: (i) give each option holder an interest in preserving and maximizing shareholder value in the longer term and (ii) enable the Corporation to attract and retain individuals with experience and ability and reward individuals for long term performance and expected future performance. Individuals have an option to take up Common Shares or the share appreciation value in accordance with the terms of the Option Plan. The Committee considers stock options when reviewing overall executive compensation.

The maximum number of Common Shares issuable under the Option Plan at any time without first obtaining shareholder approval cannot exceed 20,405,991. Stock options have up to a seven year term, are exercisable at the market price of the Common Shares on the date prior to the grant, and vest 20% on each of the first, second, third, fourth and fifth anniversaries of the date of grant. A holder of stock options must be an officer or employee of the Corporation, a subsidiary or an affiliate.

On January 8, 2001, options on 271,190 Common Shares were granted at market price to eight employees and on October 19, 2001, options on 115,000 Common Shares were granted at market price to two employees. Stock option grants of the Corporation as at March 6, 2002, had total unexercised options outstanding of 4,485,195 Common Shares or 1.624% of issued and outstanding Common Shares.

This report of the Committee is presented by Anthony R. Graham, G. Joseph Reddington (Chairman) and Joseph H. Wright.

Performance Graph

The graph below compares the cumulative total shareholder return on the Common Shares for the last five fiscal years with the cumulative total return of the TSE 300 Stock Index and the Food Stores Index. The graph assumes the investment of $100 in the Corporation's Common Shares and the TSE 300 Stock Index and the Food Stores Index at the market close on December 31, 1996, and the reinvestment of all dividends.

CUMULATIVE TOTAL RETURN

Assuming an investment of $100 and reinvestment of dividends



$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$404
$377
$140
27-Dec-96
02-Jan-98
31-Dec-98
31-Dec-99
29-Dec-00
28-Dec-01
LOBLAW COMPANIES LIMITED
FOOD STORES INDEX TRIV
TSE 300 INDEX TRIV

	27-Dec-96	02-Jan-98	31-Dec-98	31-Dec-99	29-Dec-00	28-Dec-01
LOBLAW COMPANIES LIMITED	$100	$184	$267	$253	$364	$377
FOOD STORES INDEX TRIV	$100	$164	$249	$237	$336	$404
TSE 300 INDEX TRIV	$100	$116	$114	$150	$161	$140

General

Information contained herein, save and except where indicated, is given as of March 6, 2002. The contents and sending of this Management Proxy Circular have been approved by the Board.

Additional information concerning the Corporation at certain dates is contained in the latest filed Annual Information Form and the financial statements, which are available on request from the Vice President, Industry and Investor Relations of the Corporation at 22 St. Clair Avenue East, Suite 1800, Toronto, Ontario M4T 2S8.



Stewart E. Green
Senior Vice President and Secretary

Schedule A

JOHN M. CASSADAY, M.B.A.
Mr. Cassaday is President and Chief Executive Officer of Corus Entertainment Inc. and was formerly President and Chief Executive Officer of CTV Television Network. Mr. Cassaday is a Director of Manulife Financial and of Masonite International Corporation. Mr. Cassaday lives in Toronto, Ontario.

CAMILLA H. DALGLISH, B.A.
Mrs. Dalglish is a Director of The W. Garfield Weston Foundation and The Nature Conservancy of Canada. Mrs. Dalglish is a past President of The Civic Garden Centre and a former Member of the Board of Directors of the Royal Botanical Gardens. Mrs. Dalglish lives in Toronto, Ontario.

ROBERT J. DART, B.Comm., F.C.A.
Mr. Dart is Vice Chairman of Wittington Investments, Limited and was formerly President of Wittington Investments, Limited. Mr. Dart is a former senior tax partner of Price Waterhouse Canada. He is a Director of George Weston Limited, Holt Renfrew & Co., Limited, Brown Thomas Group Limited and Canadian Arthritis Network. Mr. Dart lives in Toronto, Ontario.

ANTHONY S. FELL, O.C., LL.D.
Mr. Fell is Chairman of RBC Dominion Securities Limited and was previously Deputy Chairman of the Royal Bank of Canada. Mr. Fell is a Director of BCE Inc., Munich Reinsurance Group of Companies and CAE Inc., Chairman of the Board of Trustees of University Health Network, and a Governor of the Duke of Edinburgh's Award Program in Canada. Mr. Fell lives in Toronto, Ontario.

ANNE L. FRASER, B.Sc., LL.D.
Ms. Fraser is an Education Consultant with the University of Victoria, an Associate Governor of Dalhousie University and an Associate, Faculties of Management, Education, Engineering, and Fine Arts at the University of Calgary. She is a Director of George Weston Limited, Crestar Energy, Neurosciences Canada Foundation, Bamfield Marine Research Centre, and the Pier 21 Society. Ms. Fraser lives in Calgary, Alberta.

ANTHONY R. GRAHAM
Mr. Graham is President and a Director of Wittington Investments, Limited and President and Chief Executive Officer of Sumarria Inc. (investment management company). Mr. Graham was formerly Vice-Chairman and Director of National Bank Financial and Senior Executive Vice President and Managing Director of Lévesque Beaubien Geoffrion Inc. Mr. Graham is Chairman and a Director of President's Choice Bank and is a Director of George Weston Limited, Holt Renfrew & Co., Limited, Power Corporation, Power Financial Corporation, Provigo Inc. and Graymont Ltd. Mr. Graham lives in Toronto, Ontario.

JOHN A. LEDERER, B.A.
Mr. Lederer is President of the Corporation and was formerly Executive Vice President of the Corporation. He is a director of Food Marketing Institute, a member of the Coca Cola Research Council and founder of the Kids You Can Count On Us charity. Mr. Lederer lives in Toronto, Ontario.

PIERRE MICHAUD
Mr. Michaud is Chairman and a Director of Provigo Inc. and of Reno-Depot Inc. Mr. Michaud is a Director of Capital d'Amerique CDPQ Inc., Laurentian Bank of Canada, Laurentian Trust of Canada Inc., Old Port of

Montreal Corporation Inc., and member of the Advisory Board of Station Mont-Tremblant. Mr. Michaud lives in Montreal, Quebec.

G. JOSEPH REDDINGTON, B.A., J.D.
Mr. Reddington is Chairman, Chief Executive Officer and Director of Breuners Home Furnishings Corporation. Mr. Reddington is the former Chairman and Chief Executive Officer of The Signature Group and former President and Chief Executive Officer of Sears Canada. He is a Director of Trans World Airlines. Mr. Reddington lives in Lititz, Pennsylvania.

T. IAIN RONALD, F.C.A., M.B.A., B.L.
Mr. Ronald is Chairman of Transalta Power Ltd. and Transalta Cogeneration Ltd. and was formerly Vice Chairman of Canadian Imperial Bank of Commerce. He is a Director of The Canada Life Assurance Company, The Canada Life Financial Corporation, North West Company Inc., Holt Renfrew & Co., Limited, President's Choice Bank, Leon's Furniture Limited and Strongco Inc. Mr. Ronald lives in Toronto, Ontario.

W. GALEN WESTON, O.C., B.A., LL.D.
Mr. Weston has been Chairman of Loblaw Companies Limited since 1976 and of George Weston Limited since 1978. He was President of George Weston Limited from 1974 to 1996. Mr. Weston is also Chairman of Holt Renfrew & Co., Limited and Brown Thomas Group Limited. Mr. Weston is President of The W. Garfield Weston Foundation and a Director of George Weston Limited, Associated British Foods plc, Canadian Imperial Bank of Commerce and Advisory Board of Columbia University. Mr. Weston lives in Toronto, Ontario.

JOSEPH H. WRIGHT, B.A.
Mr. Wright is a Managing Partner of Barnagain Capital Inc. and was formerly President and Chief Executive Officer of Swiss Bank Corporation (Canada). Mr. Wright is Chairman and Trustee of O & Y Reit, Director of President's Choice Bank and Sarnia Hydro and is a Member of the Board of Governors of CM Investment Management Inc. Mr. Wright lives in Toronto, Ontario.

Schedule B — Shareholder Proposal

The following Shareholder Proposal has been submitted for consideration at the Annual Meeting by the Carpenters' Local 27 Benefit Trust Funds, 230 Norseman Street, Etobicoke, Ontario M8Z 6A2. The proposal and statement of support are set out in italics.

Auditor Fees Disclosure Proposal

Resolved, that the shareholders of Loblaw Companies Limited ("Company") hereby request that the Company's board of directors take the necessary steps to provide for disclosure in the Company's proxy circular of all fees paid to the public accounting firm retained by our Company to provide audit services, or any affiliated company. The fee disclosure should include all fees paid, including both those paid for audit services as well as for non-audit services.

Statement of Support

The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment.

In order to ascertain whether real or potential conflicts of interest exist, shareowners must be informed of the fees paid to our Company's auditors, both for the audit services they provide and especially for non-audit services provided by these or related entities.

The Canadian Institute of Chartered Accountants, the Canadian Venture Exchange and the Toronto Stock Exchange recently sponsored a Joint Committee on Corporate Governance, which issued its Final Report in November 2001. The Final Report, entitled Beyond Compliance: Building a Governance Culture, discussed major areas in which corporate governance of Canadian corporations might be improved. One area the Report addressed concerned the financial reporting process. The Report states:

> *In 1998, the U.S. Securities and Exchange Commission [SEC], as part of a nine-point plan to better assure credibility and transparency in the financial reporting process, asked the New York Stock Exchange and the National Association of Securities Dealers to sponsor a Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees.*
>
> *Our terms of reference asked us to recommend how to respond to the new U.S. requirements adopted as a result of the Blue Ribbon report.*
>
> *Our overall approach is to seek as much harmonization with U.S. practices as makes sense...*

Therefore, we believe it is relevant to consider the U.S. SEC's statements on this issue. The SEC recently addressed the disclosure issue by requiring that corporations disclose audit and non-audit fees paid to the audit firms retained to provide audits. As the SEC stated:

> *Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements...If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01)*

Our Company does not disclose the audit and non-audit fees paid to the public accounting firm it has retained to perform its audit. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

THE BOARD OF DIRECTORS RECOMMEND SHAREHOLDERS VOTE FOR THE PROPOSAL FOR THE FOLLOWING REASONS:

The Corporation and Board of Directors are aware of the increasing concern and the importance of independent audit reports. The Corporation's Audit Committee, in accordance with its charter, reviews the fees paid by the Corporation and its subsidiaries to all auditors in connection with the preparation of the consolidated financial statements and all other matters. The Audit Committee also reviews annually the independence of the auditors in the performance of their obligations and ensuring the integrity of the consolidated financial statements and reports. While the Corporation believes that the issue of the independence of its auditor and the fees paid to them are matters that should be properly reviewed by its Audit Committee on an annual basis, it has no objection to including in its annual report or management proxy circular information with respect to fees paid to its auditor. The information requested in the shareholder proposal is included in Management's Statement of Responsibility sent to shareholders in connection with the consolidated financial statements as well as this management proxy circular.

In addition, the Corporation's reporting is in accordance with the Canadian generally accepted accounting principles and the TSE guidelines with respect to corporate governance.

The Corporation recommends voting for the proposal as a result of the Corporation's current practices and disclosure of the requested information.

Les Compagnies Loblaw Limitée

Mars 2002

Monsieur, Madame l'actionnaire,

J'ai le plaisir de vous inviter à assister à notre assemblée annuelle des actionnaires, qui se tiendra le mercredi 1er mai 2002 à 11 h (heure locale), dans le Constitution Hall, salle 105, du Palais des congrès du Toronto métropolitain, situé au 255 Front Street West, Toronto (Ontario), pour y rencontrer le conseil d'administration et la haute direction. L'avis de convocation à l'assemblée et les documents connexes sont joints aux présentes.

Nous avons connu une excellente année et obtenu des résultats records. Je suis enthousiaste face à l'avenir prometteur de notre société.

Veuillez agréer, Monsieur, Madame l'actionnaire, mes sincères salutations.

Le président du conseil,

W. Galen Weston

Les Compagnies Loblaw Limitée

Avis de convocation à l'assemblée annuelle des actionnaires qui aura lieu le 1er mai 2002

À NOS ACTIONNAIRES : l'assemblée annuelle des actionnaires de 2002 de Les Compagnies Loblaw Limitée aura lieu le mercredi 1er mai 2002 à 11 h (heure locale) dans le Constitution Hall, salle 105, du Palais des congrès du Toronto métropolitain, situé au 255 Front Street West, Toronto (Ontario) aux fins suivantes :

1. la présentation des états financiers consolidés de la société pour l'exercice terminé le 29 décembre 2001 et du rapport des vérificateurs y afférent;
2. l'élection des administrateurs;
3. la nomination du vérificateur;
4. l'étude de la proposition d'un actionnaire énoncée à l'annexe B de la circulaire de sollicitation de procurations de la direction ci-jointe;
5. l'étude de toute autre question qui pourrait être dûment soumise à l'assemblée annuelle ou à toute reprise de celle-ci.

Une circulaire de sollicitation de procurations de la direction et un formulaire de procuration sont joints au présent avis de convocation à l'assemblée annuelle.

Fait à Toronto (Ontario), le 15 mars 2002.

PAR ORDRE DU CONSEIL
D'ADMINISTRATION



Stewart E. Green
Le vice-président principal et secrétaire,

Nota :

Pour assister à l'assemblée annuelle, tous les actionnaires et les invités doivent présenter une carte d'admission, qui leur sera remise lorsqu'ils s'inscriront auprès de l'agent des transferts à l'assemblée annuelle.

Les actionnaires ont le droit de voter à l'assemblée annuelle en personne ou par procuration. Tout actionnaire qui ne peut assister en personne à l'assemblée annuelle est prié de remplir, de dater et de signer le formulaire de procuration ci-joint et de le retourner dans l'enveloppe fournie à cet effet à l'agent des transferts de la société, la Société de fiducie Computershare du Canada.

Les Compagnies Loblaw Limitée

Circulaire de sollicitation de procurations de la direction

Sollicitation de procurations

La présente circulaire de sollicitation de procurations de la direction (« la circulaire ») est fournie relativement à la sollicitation, par la direction de LES COMPAGNIES LOBLAW LIMITÉE (la « société »), de procurations devant être utilisées à l'assemblée annuelle des actionnaires de la société (l'« assemblée »), qui aura lieu le mercredi 1er mai 2002 à 11 h (heure locale), dans le Constitution Hall, salle 105, du Palais des congrès du Toronto métropolitain, situé au 255 Front Street West, Toronto (Ontario) M5V 2W6, ou à toute reprise de celle-ci. La société prendra en charge tous les frais de cette sollicitation.

À l'assemblée, les actionnaires se prononceront sur les questions indiquées dans l'avis de convocation à l'assemblée annuelle joint à la présente circulaire, notamment l'élection des administrateurs, la nomination du vérificateur et la proposition de l'actionnaire. De plus, la direction de la société fera un compte rendu des résultats de la société et répondra aux questions des actionnaires.

Droit de vote et pouvoir discrétionnaire du fondé de pouvoir

Les droits de vote afférents aux actions ordinaires de la société (les « actions ordinaires ») représentées par des procurations dûment signées et retournées en faveur des personnes indiquées dans la partie imprimée du formulaire de procuration ci-joint seront ou ne seront pas exercés dans le cadre de tout scrutin qui peut être tenu à l'égard d'une question indiquée dans la procuration conformément aux directives qui y sont données. **Si aucune directive n'est donnée, les droits de vote afférents à ces actions ordinaires seront exercés en faveur de l'élection des administrateurs, de la nomination du vérificateur et de la proposition de l'actionnaire.**

La procuration confère un pouvoir discrétionnaire aux personnes qui y sont nommées à l'égard de toute modification apportée aux questions énoncées dans l'avis de convocation à l'assemblée annuelle et à l'égard de toute autre question qui peut être dûment soumise à l'assemblée.

Les droits de vote afférents aux actions ordinaires représentées par les procurations en faveur des candidats de la direction seront exercés à l'égard de toute question selon les directives de la direction. La direction de la société n'a connaissance d'aucune modification ni d'aucune autre question qui doit être soumise à l'assemblée.

Révocation des procurations

L'actionnaire inscrit qui a donné une procuration peut la révoquer par un acte écrit signé de sa main ou par son mandataire autorisé par écrit à ce faire ou, si l'actionnaire est une société, par son ou ses dirigeants dûment autorisés ou un mandataire autorisé par écrit à ce faire. Cet écrit doit être déposé soit au siège social de la société, situé au 22 St. Clair Avenue East, Suite 1500, Toronto (Ontario) M4T 2S8, soit aux bureaux de l'agent des transferts de la société, la Société de fiducie Computershare du Canada, au 100 University Avenue, 8e étage, Toronto (Ontario) M5J 2Y1 (l'« agent des transferts »), en tout temps jusqu'au dernier jour ouvrable inclusivement précédant le jour de l'assemblée ou de toute reprise de celle-ci à laquelle la procuration doit être utilisée, ou auprès du président de l'assemblée, le jour de l'assemblée ou de la reprise de celle-ci, avant son ouverture.

Date de clôture des registres

Les porteurs des actions ordinaires qui sont inscrits à la fermeture des bureaux le 26 mars 2002 (la « date de clôture des registres ») ont droit à une voix à l'assemblée pour chaque action ordinaire immatriculée à leur nom à cette date.

Titres comportant droit de vote et leurs principaux porteurs

À l'heure actuelle, 276 252 714 actions ordinaires de la société sont émises et en circulation. George Weston Limitée détient en propriété réelle, directement ou indirectement, par l'entremise de Distribution Alimentaire Weston Inc. et Weston Holdings Limited, 169 576 651 actions ordinaires, soit 61,385 % des actions ordinaires en circulation. M. W. Galen Weston, par l'entremise de Wittington Investments, Limited et de sociétés de son groupe, détient en propriété réelle ou contrôle 81 675 854 actions ordinaires en circulation de George Weston Limitée, soit 62,13 % de ces actions.

Votes confidentiels

Pour que les votes de chaque actionnaire demeurent secrets, l'agent des transferts dépouille les formulaires de procuration. Cette tâche est accomplie indépendamment de la société. Les procurations ne sont présentées à la société que si un actionnaire a clairement l'intention de faire connaître sa position à la direction ou lorsqu'il est nécessaire d'agir ainsi pour respecter les exigences du droit applicable.

Élection des administrateurs

Le 6 mars 2002, le conseil d'administration, conformément aux règlements de la société, a décidé que le nombre de membres du conseil devant être élus à l'assemblée serait de 12. Les personnes nommées ci-après sont proposées comme candidats au poste d'administrateur de la société. Tous les candidats proposés sont actuellement membres du conseil d'administration, et ce, depuis la date indiquée ci-après, sauf John A. Lederer qui est président de la société. De l'avis de la direction de la société, aucun des candidats ne devrait être empêché d'occuper le poste d'administrateur, mais si une telle situation se présentait pour une raison quelconque avant l'assemblée, **les personnes nommées dans le formulaire de procuration ci-joint se réservent le droit de voter pour tout autre candidat de la direction.** Chaque administrateur sera élu pour rester en fonction jusqu'à la prochaine assemblée annuelle ou jusqu'à ce que son remplaçant soit nommé ou élu.

Le tableau suivant indique le nom de tous les candidats, tous les autres postes et fonctions importants qu'ils occupent actuellement au sein de la société ou des sociétés importantes de son groupe, leurs occupations ou emplois principaux, les périodes pendant lesquelles ils ont agi à titre d'administrateurs de la société et le nombre d'actions de la société et de sa société mère dont ils sont propriétaires réels ou sur lesquelles ils exercent un contrôle ou ont la haute main. Les biographies de ces candidats figurent à l'annexe A.

Renseignements concernant les candidats au poste d'administrateur

Nom du candidat et ville de résidence	Âge	Fonction, le cas échéant, et occupation principale	Administrateur depuis	Nombre d'actions détenues en propriété réelle ou sur lesquelles un contrôle est exercé
John M. Cassaday[2)4)] Toronto (Ontario)	48	Président et chef de la direction de Corus Entertainment Inc. (société médiatique et de production)	1999	5 865[i)] 1 368[iv)]
Camilla H. Dalglish[4)] Toronto (Ontario)	64	Administratrice	1991	800[i)] 301 560[ii)] 20 000[iii)] 1 347[iv)]
Robert J. Dart[1)] Toronto (Ontario)	63	Vice-président du conseil de Wittington Investments, Limited (société de placements)	1994	5 000[i)] 35 000[ii)] 2 000[iii)]

Nom du candidat et ville de résidence	Âge	Fonction, le cas échéant, et occupation principale	Administrateur depuis	Nombre d'actions détenues en propriété réelle ou sur lesquelles un contrôle est exercé
Anthony S. Fell[2)5)] Toronto (Ontario)	63	Président du conseil d'administration de RBC Dominion valeurs mobilières Limitée (société financière et de placements)	2001	10 000[i)] 495[iv)]
Anne L. Fraser[4)] Calgary (Alberta)	61	Administratrice	2000	500[i)] 1 500[ii)] 500[iii)] 750[v)]
Anthony R. Graham[1)3)5)] Toronto (Ontario)	45	Président de Wittington Investments, Limited (société de placements)	1999	10 000[i)] 7 500[ii)] 1 368[iv)] 812[v)]
John A. Lederer[vi)] Toronto (Ontario)	46	Président de la société		20 000[i)]
Pierre Michaud[4)] Montréal (Québec)	58	Président du conseil de Provigo inc. (filiale de la société) et de Réno-Dépôt inc. (société de quincaillerie au détail)	1999	85 284[i)]
G. Joseph Reddington[3)] Lititz (Pennsylvanie)	60	Président du conseil et chef de la direction de Breuners Home Furnishings Corporation (société de meubles au détail)	1994	3 000[i)] 1 260[iv)]
T. Iain Ronald[2)5)] Toronto (Ontario)	69	Administrateur de sociétés	1992	6 000[i)] 1 303[iv)]
W. Galen Weston[1)] Toronto (Ontario)	61	Président du conseil de la société et de George Weston Limitée	1972	3 892 984[i)] 81 675 854[ii)]
Joseph H. Wright[2)3)] Toronto (Ontario)	59	Associé directeur général de Barnagain Capital Inc. (société de placements)	1996	6 000[i)] 1 412[iv)]

1) Membre du comité exécutif
2) Membre du comité de vérification
3) Membre du comité de régie d'entreprise et de rémunération
4) Membre du comité de l'environnement, de la santé et de la sécurité
5) Membre du comité de retraite

i) Actions ordinaires de la société
ii Actions ordinaires de George Weston Limitée
iii) Actions privilégiées de série I de George Weston Limitée
iv) Unités d'actions différées de la société
v) Unités d'actions différées de George Weston Limitée
vi) M. Lederer est président de la société depuis le 1er janvier 2001 et avant cette date il était vice-président directeur de la société

Nomination du vérificateur

Les personnes nommées dans le formulaire de procuration ci-joint ont l'intention de voter en faveur de la reconduction du mandat de KPMG s.r.l. comptables agréés, comme vérificateur de la société, pour rester en fonction jusqu'à la clôture de la prochaine assemblée annuelle des actionnaires.

Rémunération des administrateurs

La société verse tous les ans les provisions et les jetons de présence suivants aux membres externes du conseil d'administration : i) une provision annuelle de 30 000 $; ii) une provision annuelle de 3 000 $ à chaque membre d'un comité; et iii) un jeton de présence de 500 $ à chaque réunion du conseil et d'un comité.

Les honoraires annuels totaux moyens versés aux administrateurs externes se sont établis à 37 000 $ en 2001. En 2001, MM. Ronald et Wright ont chacun reçu des honoraires additionnels de President's Choice Bank, une filiale de la société, s'élevant à 20 000 $.

Dans le but d'harmoniser les intérêts des administrateurs et ceux des actionnaires, la société permet aux administrateurs de choisir tous les ans de recevoir leur provision annuelle de membre du conseil et de membre d'un comité sous forme d'unités d'actions différées, dont le prix est déterminé d'après la valeur au marché des actions ordinaires de la société au moment du versement des honoraires des administrateurs. Chaque trimestre, le nombre d'unités d'actions différées équivalant au nombre d'actions ordinaires qui pourraient être achetées sur le marché libre au moyen du montant en dollars des honoraires trimestriels est crédité au compte de l'administrateur. Au moment du départ à la retraite de l'administrateur, les actions ordinaires auxquelles lui donnent droit ses unités d'actions différées sont achetées sur le marché libre au nom de l'administrateur.

Rémunération de la haute direction

Le tableau suivant présente, ainsi que le prescrivent les lois applicables, la rémunération que la société et ses filiales ont versée aux personnes qui étaient, à la fin de 2001, les cinq membres de la haute direction les mieux rémunérés de la société et de ses filiales principales (collectivement, les « membres de la haute direction désignés ») pour les services qu'ils ont rendus à la société ou à ses filiales en 2001, en 2000 et en 1999.

Tableau récapitulatif de la rémunération

				Rémunération à long terme		
				Gratifications	Versements	
		Rémunération annuelle		Nombre de titres visés par des options/ DPVA attribués[1]	Versements au titre d'un RILT ($)	Toute autre rémunération ($)
Nom et poste principal	Année	Salaire ($)	Primes ($)			
W. Galen Weston	2001	1 200 000	500 000	41 240	–	–
Président du conseil de la société	2000	800 000	500 000	187 500	–	–
	1999	600 000	500 000	–	–	–
John A. Lederer	2001	1 200 000	630 732	164 950	–	–
Président de la société	2000	600 000	473 385	187 500	–	–
	1999	450 000	443 550	14 045	–	–
David K. Bragg	2001	330 000	263 696	–	–	–
Président de Propriétés Loblaw	2000	300 000	276 950	65 650	–	–
Limitée	1999	280 000	275 986	7 020	–	–
David R. Jeffs	2001	583 333	329 767	100 000	–	–
Président de Westfair Foods Ltd.	2000	350 000	266 991	98 450	–	–
	1999	250 000	246 416	7 020	–	–
Donald G. Reid	2001	500 000	388 833	–	–	–
Vice président exécutif de la société	2000	450 000	400 787	125 250	–	–
	1999	400 000	394 266	7 020	–	–

1) Actions ordinaires de la société

Le tableau suivant indique les attributions d'options d'achat d'actions de la société aux membres de la haute direction désignés en 2001.

Attributions d'options et de DPVA au cours du dernier exercice

Nom	Nombre de titres visés par des options/DPVA attribués[1]	% du total des options/ DPVA attribués aux employés au cours de l'exercice	Prix de levée/ d'exercice ou de base ($/titre)	Valeur au marché des titres visés par les options/DPVA à la date d'attribution ($/titre)	Date d'expiration
W. Galen Weston	41 240	10,68 %	48,50	48,50	8 janvier 2008
David R. Jeffs	100 000	25,89 %	49,05	49,05	19 octobre 2008
John A. Lederer	164 950	42,71 %	48,50	48,50	8 janvier 2008

1) Actions ordinaires de la société.

Les options sont acquises par tranches de 20 % à chaque anniversaire de la date d'attribution, mais ne peuvent être levées avant le premier anniversaire.

Le tableau suivant présente les options d'achat de titres de la société qui ont été levées en 2001 et les options non levées à la fin de l'exercice, le 29 décembre 2001, pour chacun des membres de la haute direction désignés.

Options levées ou DPVA exercés au cours du dernier exercice et valeur des options et des DPVA en fin d'exercice

			Nombre d'options non levées/ de DPVA non exercés à la fin de l'exercice			Valeur des options non levées/ DPVA non exercés en jeu à la fin de l'exercice $	
Nom	Nombre de titres/ DPVA acquis à la levée ou à l'exercice[1]	Valeur globale réalisée ($)[2]	Pouvant être levées/ exercés	Ne pouvant être levées/ exercés	Date d'attribution de l'option/du DPVA	Pouvant être levées/ exercés	Ne pouvant être levées/ exercés
W. Galen Weston	–	–	37 500	150 000	11 janv. 2000	744 375	2 977 500
	–	–	–	41 240	8 janv. 2001	–	138 154
John A. Lederer	12 632	487 721	–	12 632	3 janv. 1997	–	474 963
	7 368	208 956	24 232	63 200	30 janv. 1998	662 745	1 728 520
	–	–	5 618	8 427	13 janv. 1999	91 292	136 938
	–	–	37 500	150 000	11 janv. 2000	744 375	2 977 500
	–	–	–	164 950	8 janv. 2001	–	552 582
David K. Bragg	3 930	152 087	–	3 930	3 janv. 1997	–	147 768
	6 000	170 694	–	4 000	30 janv. 1998	–	109 400
	2 808	49 350	–	4 212	13 janv. 1999	–	68 445
	13 130	275 602	–	52 520	11 janv. 2000	–	1 042 522
David R. Jeffs	–	–	21 052	5 263	3 janv. 1997	791 555	197 888
	–	–	9 000	6 000	30 janv. 1998	246 150	164 100
	–	–	2 808	4 212	13 janv. 1999	45 630	68 445
	–	–	19 690	78 760	11 janv. 2000	390 846	1 563 386
	–	–	–	100 000	19 oct. 2001	–	280 000
Donald G. Reid	11 228	434 512	–	11 228	3 janv. 1997	–	422 172
	4 000	113 796	–	8 000	30 janv. 1998	–	218 800
	2 808	50 038	–	4 212	13 janv. 1999	–	68 445
	25 050	536 571	–	100 200	11 janv. 2000	–	1 988 970

1) Actions ordinaires de la société.
2) Valeur avant impôts accumulée depuis la date d'attribution jusqu'à la date de levée ou d'exercice.

Régime de retraite et allocation pour longs états de service de la haute direction

Le tableau suivant illustre les prestations annuelles estimatives que recevront, à l'âge normal de la retraite, tous les membres de la haute direction participant au régime de retraite à l'intention des membres de la haute direction désignés de la société (le « régime »). Les prestations annuelles ne comprennent pas les prestations de raccordement versées avant les prestations du Régime de pensions du Canada et de la Sécurité de la vieillesse. La formule utilisée pour calculer les prestations annuelles tient compte du salaire de base annuel moyen du membre de la haute direction et de ses années de service. De plus, les membres de la haute direction de la société ont droit à un régime complémentaire de retraite des employés (« RCRE »), jusqu'à concurrence de 50 % du salaire final pour un maximum de 100 000 $ comprenant toute prestation de retraite payable de toutes les sources de la société.

Tableau du régime de retraite

Salaire de base annuel	Années de service				
(en milliers de dollars)	15	20	25	30	35
75	22 500	30 000	37 500	45 000	52 500
100	25 833	34 444	43 055	51 666	60 277
125 et plus	25 833	34 444	43 055	51 666	60 277

Aux termes du RCRE, David K. Bragg, David R. Jeffs et Donald G. Reid auront chacun droit à une allocation de retraite annuelle à la date normale de leur retraite, établie selon leurs années de service, de l'ordre de taux de 2 % par année, jusqu'à concurrence de 50 % du salaire de base moyen de leurs trois meilleures années, au sens du régime. John A. Lederer a droit à une allocation de retraite annuelle jusqu'à concurrence de 500 000 $ à l'âge de 60 ans, selon ses années de service. Ces paiements comprennent tout montant annuel qui est payable à un tel membre de la haute direction désigné aux termes du régime, du RCRE ou du régime de retraite d'une société du groupe de la société. Les règlements applicables au régime s'appliquent également à l'allocation de retraite annuelle.

Les années de service décomptées totales estimatives des membres de la haute direction désignés à l'âge normal de la retraite sont les suivantes : John A. Lederer — 34,2 années; David K. Bragg — 25,6 années; David R. Jeffs — 38,9 années et Donald G. Reid — 29,8 années. W. Galen Weston (27,8 années) participe au régime de retraite désigné de George Weston Limitée, qui comporte les mêmes caractéristiques que le régime.

Ententes relatives à la retraite et contrats de travail

M. Lederer a été nommé président de la société le 1er janvier 2001 et a conclu un contrat de travail avec la société qui, entre autres, fixe son salaire de base annuel à 1,2 million de dollars pendant trois ans et lui donne droit à une prime maximale de un million de dollars par année s'il atteint certains objectifs et à des options visant 164 950 actions ordinaires, qui lui ont été attribuées le 8 janvier 2001 au cours du marché. À la cessation de son emploi, M. Lederer aura droit à un paiement maximal de 10 millions de dollars, sous réserve de certains engagements de non-concurrence.

Proposition d'actionnaire

Une proposition, énoncée à l'annexe B de la présente circulaire, a été présentée par un actionnaire afin d'être étudiée à l'assemblée. Pour être adoptée, celle-ci doit être approuvée par une majorité simple des voix exprimées à l'assemblée.

Le 14 décembre 2002 est la date limite du dépôt par les actionnaires de la société de propositions qu'ils souhaitent inclure dans la circulaire de sollicitation de procurations de la direction visant la prochaine assemblée annuelle des actionnaires.

Assurance de responsabilité civile des administrateurs et des dirigeants

La société souscrit une assurance à l'intention de ses administrateurs et de ses dirigeants, ainsi que des administrateurs et des dirigeants de ses filiales, collectivement, relativement à l'exécution de leurs fonctions. Les limites de garantie et les franchises correspondent à celles d'autres sociétés exerçant des activités similaires à celles de la société. La prime annuelle de 228 260 $ est versée par la société. La limite de garantie est de 300 millions de dollars canadiens par année. Aucune franchise n'est exigible à l'égard des administrateurs et des dirigeants, mais une franchise de 250 000 $ s'applique à la société.

Énoncé des pratiques de régie d'entreprise

Le conseil d'administration de la société (le « conseil ») est d'avis que de bonnes pratiques en matière de régie d'entreprise devraient contribuer à la gestion efficace de la société et à la réalisation de ses objectifs et plans stratégiques et d'exploitation. La Bourse de Toronto exige qu'un énoncé des pratiques en matière de régie d'entreprise faisant le rapprochement entre ses lignes directrices et les pratiques en matière de régie d'entreprise de la société soit présenté. Les pratiques actuelles en matière de régie d'entreprise de la société ont été examinées et jugées conformes aux lignes directrices. Ce qui suit est un résumé des pratiques de la société :

> Le mandat du conseil d'administration est de surveiller la gestion des affaires commerciales de la société et d'agir dans l'intérêt fondamental des actionnaires. Le conseil d'administration tient des réunions tout au long de l'année selon un calendrier établi. Il y a au moins quatre réunions importantes chaque année, qui ont lieu en mars, en mai, en août et en décembre, auxquelles les hauts dirigeants assistent et au cours desquelles ils présentent des rapports sur les résultats d'exploitation, les perspectives et les événements nouveaux qui se rapportent à l'atteinte des résultats prévus au budget et aux initiatives stratégiques. Un plan de deux ans est en outre présenté au conseil et est étudié par celui-ci au cours de la réunion de décembre ou d'une réunion distincte tenue à cette fin. En 2001, le conseil a tenu une session stratégique d'une journée avec la direction. Les administrateurs peuvent communiquer avec les membres de la haute direction pour étudier avec eux tous les documents présentés relativement aux résultats d'exploitation, aux plans et aux initiatives, et discutent avec la direction, au cours des réunions des administrateurs, des stratégies de la société et de leur mise en œuvre. Le conseil a délégué des pouvoirs étendus à la haute direction, y compris la gestion de l'entreprise dans l'intérêt fondamental de tous les actionnaires et conformément aux plans et aux objectifs qui ont été présentés aux administrateurs et étudiés par ces derniers, à la condition que tous les projets d'investissement importants, financements, nouvelles entreprises commerciales et modifications stratégiques importantes soient, avant leur mise en œuvre, soumis au conseil pour fins d'étude et d'approbation. De plus, le conseil a mis sur pied des comités ayant des responsabilités et des mandats précis pour examiner et surveiller diverses activités de la société afin de s'assurer que les responsabilités de gérance du conseil ont été remplies. Ces comités rendent compte régulièrement au conseil plénier.
>
> La fréquence des réunions ainsi que la nature des questions à l'ordre du jour varient en fonction de l'état des affaires de la société et tiennent compte des occasions qui peuvent se présenter ou des situations auxquelles la société peut faire face. L'ordre du jour de chaque réunion est envoyé à l'avance à tous les administrateurs, et les réunions sont fixées bien à l'avance; l'ordre du jour contient certaines questions essentielles, de manière à ce que les occasions et les risques importants soient évalués au moins tous les ans. Les présidents des comités font rapport de leurs activités, et les présidents des filiales d'exploitation présentent personnellement un rapport sur leurs activités au cours de l'année. Au moins une réunion a lieu chaque année à une installation d'exploitation. Ces réunions comprennent une visite des installations et des présentations par la haute direction. Le conseil discute régulièrement avec la direction des stratégies et de leur mise en œuvre.

En plus des questions qui doivent, conformément à la loi, être approuvées par le conseil, la direction est également tenue d'obtenir l'approbation du conseil pour toute aliénation, acquisition ou opération qui aurait des répercussions importantes ou considérables sur la société dans son ensemble. La direction est également tenue de consulter le conseil avant de s'engager dans une entreprise importante étrangère aux activités existantes de la société. Dans le cadre des réunions du conseil tenues au cours de l'année, des rapports sont présentés sur chaque filiale d'exploitation importante décrivant ses progrès et résultats d'exploitation, ainsi que ses opérations ou activités stratégiques importantes éventuelles.

Le comité de régie d'entreprise et de rémunération examine les faits et les liens pertinents à chacun des administrateurs pour décider s'il est un administrateur relié, non relié ou indépendant. Le conseil est d'avis qu'il y a actuellement, au sens des lignes directrices, huit administrateurs non reliés, dont six sont des administrateurs indépendants (un administrateur indépendant n'a aucun lien ni intérêt commercial avec l'actionnaire important). En conséquence, le conseil est constitué d'une majorité de membres qui sont non reliés. Si le conseil est saisi d'une question pouvant engendrer un conflit d'intérêts, les administrateurs ayant un intérêt sont tenus de s'abstenir des délibérations ainsi que du vote sur cette question. Le président du comité de régie d'entreprise et de rémunération agit en tant qu'administrateur en chef, s'il y a lieu.

Le président du conseil est administrateur de la société. Le conseil estime que ses connaissances approfondies des affaires de la société sont utiles aux autres administrateurs et que sa participation comme administrateur permet au conseil d'être beaucoup plus efficace dans l'ensemble.

La société est contrôlée par W. Galen Weston, qui détient ou contrôle environ 61,385 % du nombre total d'actions ordinaires en circulation de la société et qui est un « actionnaire important » au sens des lignes directrices. M. Weston a des intérêts communs importants avec les autres actionnaires en ce qui concerne la création de valeur, le bien-être de la société et le rendement de ses titres cotés en bourse. Étant donné que le conseil comporte une majorité d'administrateurs non reliés, les intérêts de tous les autres actionnaires sont également représentés.

La société a établi diverses méthodes pour favoriser les communications efficaces avec ses actionnaires et le public, notamment un programme de relations avec les investisseurs prévoyant des réunions avec des analystes financiers, qui sont diffusées sur Internet et avec des agences d'évaluation de crédit, ainsi que la préparation de bulletins, de politiques, de sites Web et de communiqués qui sont envoyés à la direction et aux employés de l'ensemble du groupe de compagnies Loblaw ou mis à leur disposition.

Le conseil d'administration a mis sur pied, en établissant des comités, un système efficace pour surveiller la mise en application des procédures et politiques de la société. Chacun des comités (sauf le comité de direction) est composé uniquement d'administrateurs qui ne sont pas membres de la direction et est chargé de passer en revue et de surveiller les diverses activités dans les domaines qui leur ont été assignés et de présenter des recommandations au conseil à leur sujet.

Le comité de régie d'entreprise et de rémunération est chargé d'élaborer et d'évaluer les procédures que le conseil suit dans ses délibérations et de juger de l'efficacité du conseil dans la réalisation de son mandat. Le comité effectue régulièrement des sondages auprès des administrateurs ou organise des réunions des administrateurs qui ne font pas partie de la direction pour évaluer le rendement du conseil. Les membres du conseil indépendants se réunissent une fois par année pour discuter de l'efficacité du conseil, de la régie d'entreprise et d'autres questions connexes et, après discussion avec le président du conseil, font adopter par le conseil, s'ils le jugent nécessaire, de nouvelles procédures ou modifient ses pratiques existantes.

Le comité de régie d'entreprise et de rémunération a le mandat précis suivant : examiner la taille et la composition du conseil, recommander des candidats au conseil et combler les postes vacants du conseil; examiner tous les ans les compétences des candidats à la réélection; évaluer la qualité et l'indépendance des relations entre la direction et le conseil et recommander des améliorations; demander aux administrateurs leurs commentaires sur l'efficacité du conseil et de ses membres individuels et recommander des changements s'ils sont justifiés; agir au besoin comme un forum indépendant advenant qu'un administrateur désire soulever une question à l'égard des activités du conseil; examiner la rémunération des administrateurs, faire des recommandations au conseil à cet égard et obtenir son approbation, après avoir tenu compte du temps consacré aux fonctions d'administrateur ainsi que des responsabilités et des honoraires comparatifs des administrateurs; examiner le mandat du conseil et de ses comités et recommander des modifications; recommander l'affectation des administrateurs aux divers comités; prendre toute autre initiative qui s'avère nécessaire pour aider le conseil à donner un bon rendement en matière de régie d'entreprise.

En plus de ses autres activités, le comité de régie d'entreprise et de rémunération est chargé en particulier des tâches suivantes : examiner la stratégie générale de la société en matière de rémunération; établir l'échelle relative des salaires de la haute direction et examiner les programmes d'avantages et les régimes de retraite des membres de la haute direction; examiner et administrer les régimes d'incitation et d'options d'achat d'actions de la société. De plus, le comité a la responsabilité d'examiner les pratiques en matière de régie d'entreprise et d'en faire rapport. Au cours de l'exercice 2001, le comité de régie d'entreprise et de rémunération a tenu deux réunions.

Tous les administrateurs peuvent communiquer avec les membres du comité et son président au sujet de tout problème ou de toute question ayant trait aux activités du conseil. Les administrateurs peuvent, à n'importe quel moment, retenir les services de conseillers externes relativement à des questions pouvant nécessiter un avis impartial, après en avoir discusté avec le président du conseil ou le comité de régie d'entreprise et de rémunération. Les nouveaux administrateurs reçoivent des exemplaires des documents à l'intention du conseil et des politiques de la société; la société leur donne l'occasion et leur recommande de visiter les installations d'exploitation et de rencontrer régulièrement la direction. Le comité compte trois membres, dont deux sont indépendants.

Le comité exécutif possède tous les pouvoirs du conseil sauf celui de déclarer des dividendes sur les actions ordinaires et certains autres pouvoirs qui sont expressément réservés au conseil en vertu des lois applicables. Au cours de l'exercice 2001, le comité exécutif n'a tenu aucune réunion et n'a pris de mesure par consentement unanime écrit qu'en une seule occasion. Le comité compte trois membres, dont aucun n'est indépendant.

Le comité de retraite est chargé d'examiner le rendement du fonds de pension en gestion commune de la société, d'évaluer et de recommander des gestionnaires pour le portefeuille du fonds, d'examiner le rendement des gestionnaires du fonds et d'examiner et d'approuver la capitalisation des régimes de retraite de la société et de ceux de ses filiales canadiennes et les modifications apportées à ces régimes. Au cours de l'exercice 2001, le comité de retraite a tenu cinq réunions. Le comité compte trois membres, dont deux sont indépendants.

Le comité de vérification remplit un mandat précis qui est étudié annuellement par le comité et approuvé par le conseil d'administration. Les fonctions du comité de vérification sont les suivantes : recommander la nomination d'un vérificateur indépendant; examiner les arrangements à l'égard de la vérification par le vérificateur indépendant et l'étendue de cette vérification; examiner le degré d'indépendance du vérificateur indépendant; évaluer la suffisance des systèmes de contrôle comptable interne et examiner toute mesure corrective proposée; examiner et surveiller les politiques de la société relatives à l'éthique et aux conflits d'intérêts; examiner l'intégrité des systèmes de gestion et d'information de la société; discuter avec la direction et le vérificateur indépendant des états financiers annuels et trimestriels de la société et des comptes principaux ou des questions importantes relatives à la présentation des informations; examiner les activités et les recommandations du service de vérification de la direction de la société et les états financiers consolidés annuels et intermédiaires de la société et les notes connexes; et examiner les honoraires de vérification versés au vérificateur externe et les approuver. Les honoraires versés à KPMG s.r.l. pour la vérification des états financiers consolidés de l'exercice 2001 se sont élevés à 1,4 million de dollars. Les honoraires versés à KPMG s.r.l. pour des services professionnels autres que la vérification se sont élevés à 0,3 million de dollars. Au cours de l'exercice 2001, le comité de vérification a tenu six réunions. Le comité compte quatre membres, qui sont tous indépendants.

Le comité de l'environnement, de la santé et de la sécurité étudie les politiques, procédures et pratiques en matière d'environnement, de santé et de sécurité et supervise leur application. Au cours de l'exercice 2001, le comité de l'environnement, de la santé et de la sécurité a tenu trois réunions. Le comité compte quatre membres, dont deux sont indépendants.

Rapport sur la rémunération de la haute direction

Le conseil d'administration a délégué au comité de régie d'entreprise et de rémunération (le « comité »), entre autres fonctions, la responsabilité d'examiner l'ensemble des politiques et des pratiques de la société relatives à la rémunération de la haute direction. Depuis le rapport de l'année dernière, le comité a tenu deux réunions.

Le régime de rémunération de la haute direction de la société a pour but de retenir et de motiver les dirigeants dont les efforts individuels et collectifs ont le plus de chances d'aider la société à réaliser ses objectifs. Les membres de la haute direction reçoivent une rémunération établie en fonction de leur rendement, de leur niveau de responsabilité et d'expérience, de la valeur de leurs fonctions sur le marché, et de la mesure dans laquelle la société a atteint ses objectifs et fait accroître la valeur de l'avoir de ses actionnaires.

La société vise à offrir à sa haute direction un régime qui l'incite à travailler à la hausse de la valeur de l'avoir des actionnaires et qui est concurrentiel par rapport à celui d'autres sociétés semblables en Amérique du Nord. La rémunération qu'elle verse à ses dirigeants les plus productifs se situe actuellement dans le premier quart de la rémunération offerte par des sociétés comparables.

Le régime de rémunération de la haute direction est examiné périodiquement par le comité. Des conseillers indépendants sont engagés de temps à autre afin de déterminer si le programme de rémunération de la haute direction est concurrentiel, tant dans son ensemble que pour ce qui est de chacune de ses composantes. Le régime de rémunération comprend un salaire de base, des primes à court terme, un régime d'options d'achat d'actions (le « régime d'options ») et des régimes de retraite. Les salaires de base des membres de la haute direction font l'objet d'une révision périodique et sont rajustés si les responsabilités de l'emploi changent. Au cours de la période de trois ans allant de 2000 à 2002, la plupart des membres de la haute direction participent au régime de primes à valeur économique ajoutée (« VEA »).

La VEA de Loblaw est calculée chaque année et reflète l'augmentation de la valeur de l'avoir des actionnaires après avoir tenu compte du coût du capital. La prime gagnée représente un pourcentage du salaire de base fixe, calculé en fonction de la croissance de la VEA par rapport à l'année précédente. Le tiers de la prime VEA est versé immédiatement suivant l'année au cours de laquelle elle a été gagnée, et les deux autres tiers sont versés au cours de chacune des deux années suivantes. Le versement de la composante de la prime qui est reportée est tributaire d'un rendement favorable continu. Les primes de W. Galen Weston lui ont été versées annuellement.

Le régime d'options a été conçu pour : i) inciter chaque porteur d'options à participer à la préservation et à l'optimisation de la valeur de l'avoir des actionnaires à long terme, et ii) permettre à la société d'attirer et de conserver à son service des personnes expérimentées et compétentes et de les récompenser pour leur rendement à long terme et leur rendement futur anticipé. Les participants ont le choix d'acquérir des actions ordinaires ou la plus-value des actions, conformément aux modalités du régime d'options. Le comité tient compte des options d'achat d'actions au moment où il étudie la rémunération globale de la haute direction.

Le nombre maximal d'actions ordinaires pouvant être émises aux termes du régime d'options en tout temps sans obtenir au préalable l'approbation des actionnaires est de 20 405 991. Les options d'achat d'actions sont d'une durée maximale de sept ans, peuvent être levées au cours du marché des actions ordinaires à la date précédant leur attribution et sont acquises dans une proportion de 20 % à chacun des premier, deuxième, troisième, quatrième et cinquième anniversaires de leur date d'attribution. Un porteur d'options d'achat d'actions doit être un dirigeant ou un employé de la société, d'une filiale ou d'une société de son groupe.

Le 8 janvier 2001, des options visant 271 190 actions ordinaires ont été attribuées au cours du marché à huit employés. Le 19 octobre 2001, des options visant 115 000 actions ordinaires ont été attribuées au cours du marché à deux employés. En date du 6 mars 2002, des options d'achat d'actions de la société visant 4 485 195 actions ordinaires représentant 1,624 % des actions ordinaires émises et en circulation n'avaient pas été levées.

Ce rapport du comité est présenté par Anthony R. Graham, G. Joseph Reddington (président) et Joseph H. Wright.

Graphique du rendement

Le graphique qui figure ci-après compare le rendement total cumulatif des actions ordinaires au cours des cinq derniers exercices avec le rendement total cumulatif de l'indice des actions TSE 300 et de l'indice des magasins d'alimentation. Le graphique suppose un placement de 100 $ dans les actions ordinaires de la société, dans l'indice des actions TSE 300 et dans l'indice des magasins d'alimentation à la clôture du marché le 31 décembre 1996, et le réinvestissement de tous les dividendes.

RENDEMENT TOTAL CUMULATIF

En supposant un placement de 100 $ et le réinvestissement des dividendes


550 $
500 $
450 $
400 $
350 $
300 $
250 $
200 $
150 $
100 $
27 déc. 96
2 janv. 98
31 déc. 98
31 déc. 99
29 déc. 00
28 déc. 01
404 $
377 $
140 $
Les Compagnies Loblaw Limitée
Indice des magasins d'alimentation TRIV
Indice TSE 300 TRIV

	27 déc. 96	2 janv. 98	31 déc. 98	31 déc. 99	29 déc. 00	28 déc. 01
Les Compagnies Loblaw Limitée	**100 $**	**184 $**	**267 $**	**253 $**	**364 $**	**377 $**
Indice des magasins d'alimentation TRIV	100 $	164 $	249 $	237 $	336 $	404 $
Indice TSE 300 TRIV	100 $	116 $	114 $	150 $	161 $	140 $

Généralités

Les renseignements contenus aux présentes, sauf indication contraire, sont donnés en date du 6 mars 2002. Le conseil d'administration de la société a approuvé le contenu et l'envoi de la présente circulaire de sollicitation de procurations de la direction.

Des renseignements supplémentaires concernant la société à certaines dates se trouvent dans la dernière notice annuelle et les derniers états financiers déposés, que l'on peut se procurer sur demande en s'adressant au vice-président des relations avec les investisseurs et l'industrie de la société au 22 St. Clair Avenue East, Suite 1800, Toronto (Ontario) M4T 2S8.

Le vice-président principal et secrétaire,



Stewart E. Green

Annexe A

JOHN M. CASSADAY, M.B.A.
M. Cassaday est président et chef de la direction de Corus Entertainment Inc. et était anciennement président et chef de la direction du Réseau de télévision CTV Limitée. M. Cassaday est administrateur de la Financière Manuvie et de Masonite International Corporation. M. Cassaday habite à Toronto, en Ontario.

CAMILLA H. DALGLISH, B.A.
Mme Dalglish est administratrice de la W. Garfield Weston Foundation et de la La Société canadienne pour la conservation de la nature. Mme Dalglish est ex-présidente du Civic Garden Centre et ex-membre du conseil d'administration des Jardins botaniques royaux. Mme Dalglish habite à Toronto, en Ontario.

ROBERT J. DART, B. Comm., F.C.A.
M. Dart est vice-président du conseil de Wittington Investments, Limited, dont il a été le président. M. Dart était auparavant associé principal en fiscalité de Price Waterhouse Canada. M. Dart est administrateur de George Weston Limitée, de Holt Renfrew & Co., Limited, de Brown Thomas Group Limited et de Réseau canadien de l'arthrite. M. Dart habite à Toronto, en Ontario.

ANTHONY S. FELL, O.C., LL.D.
M. Fell est président du conseil de RBC Dominion Valeurs mobilières Inc. et était anciennement vice-président du conseil de la Banque Royale du Canada. M. Fell est administrateur de BCE Inc., de Munich Reinsurance Group of Companies et de CAE Inc., président du conseil d'administration du University Health Network et gouverneur du Prix du Duc d'Edimbourg au Canada. M. Fell habite à Toronto, en Ontario.

ANNE L. FRASER, B. Sc., LL.D.
Mme Fraser est conseillère en éducation à l'Université de Victoria, gouverneure associée de l'Université Dalhousie et professeure agrégée des facultés de gestion, d'éducation, d'ingénierie et des beaux-arts de l'Université de Calgary. Mme Fraser est administratrice de George Weston Limitée, de Crestar Energy, de Neurosciences Canada Foundation, de Bamfield Marine Research Centre et de Pier 21 Society. Mme Fraser habite à Calgary, en Alberta.

ANTHONY R. GRAHAM
M. Graham est président et administrateur de Wittington Investments, Limited et est président et chef de la direction de Sumarria Inc. (société de gestion de placements). M. Graham a été auparavant vice-président du conseil et administrateur de la Financière Banque Nationale et vice-président exécutif et directeur général de Lévesque Beaubien Geoffrion Inc. M. Graham est président du conseil et administrateur de La Banque Le Choix du Président et administrateur de George Weston Limitée, de Holt Renfrew & Co. Limited, de Power Corporation, de Corporation Financière Power, de Provigo inc. et de Graymont Limited. M. Graham habite à Toronto, en Ontario.

JOHN A. LEDERER, B.A.
M. Lederer est président de la société et était auparavant vice-président directeur de la société. Il est administrateur du Food Marketing Institute, membre du Coca Cola Research Council et fondateur de l'œuvre de bienfaisance Kids You Can Count On Us. M. Lederer habite à Toronto, en Ontario.

PIERRE MICHAUD
M. Michaud est président du conseil et administrateur de Provigo inc. et de Réno-Dépôt inc. M. Michaud est administrateur de Capital d'Amérique CDPQ Inc., de la Banque Laurentienne du Canada, du Trust La Laurentienne du Canada Inc. et de la Société du Vieux-Port de Montréal inc. et est membre du conseil consultatif de Station Mont-Tremblant. M. Michaud habite à Montréal, au Québec.

G. JOSEPH REDDINGTON, B.A. J.D.
M. Reddington est président du conseil, chef de la direction et administrateur de Breuners Home Furnishings Corp. M. Reddington a été auparavant le président du conseil et chef de la direction de The Signature Group et le président et chef de la direction de Sears Canada. Il est actuellement administrateur de Trans World Airlines et habite à Lititz, en Pennsylvanie.

T. IAIN RONALD, FCA, M.B.A., B.L.
M. Ronald est président du conseil de Transalta Power Ltd. et de Transalta Cogeneration Ltd. et était anciennement vice-président du conseil de la Banque Canadienne Impériale de Commerce. M. Ronald est administrateur de La Compagnie d'Assurance du Canada sur la Vie, de La Corporation Financière Canada-Vie, de North West Company Inc., de Holt Renfrew & Co., Limited, de La Banque Le Choix du Président, de Leon's Furniture Limited et de Strongco Inc. M. Ronald habite à Toronto, en Ontario.

W. GALEN WESTON, O.C., B.A., LL.D.
M. Weston est président du conseil de Les Compagnies Loblaw Limitée depuis 1976 et de George Weston Limitée depuis 1978. Il a été président de George Weston Limitée de 1974 à 1996. M. Weston est également président du conseil de Holt Renfrew & Co., Limited et de Brown Thomas Group Limited. M. Weston est président de la W. Garfield Weston Foundation et administrateur de George Weston Limitée, de Associated British Foods plc, de la Banque Canadienne Impériale de Commerce et du conseil consultatif de la Columbia University. M. Weston habite à Toronto, en Ontario.

JOSEPH H. WRIGHT, B.A.
M. Wright est associé directeur de Barnagain Capital Inc. et a été anciennement président et chef de la direction de la Société de Banque Suisse (Canada). M. Wright est président du conseil et fiduciaire de O & Y Reit, administrateur de La Banque Le Choix du Président et de Sarnia Hydro et membre du conseil d'administration de Gestion de placements CM Inc. M. Wright habite à Toronto, en Ontario.

Annexe B — Proposition d'actionnaire

La proposition d'actionnaire dont le texte suit a été présentée pour étude à l'assemblée par les Carpenter's Local 27 Benefit Trust Funds, 230 Norseman Street, Etobicoke (Ontario) M8Z 6A2. La proposition et la déclaration à l'appui de celle-ci sont présentées en italiques.

Proposition visant la divulgation des honoraires des vérificateurs
Il est résolu que les actionnaires de Les Compagnies Loblaw Limitée (la « société ») demandent par les présentes que le conseil d'administration de la société prennent les mesures nécessaires pour faire en sorte que soit divulgué dans la circulaire de sollicitation de procurations de la direction de la société le montant de tous les honoraires versés au cabinet d'experts-comptables ou à une société de son groupe engagé par notre société pour fournir des services de vérification. La divulgation devrait comprendre tous les honoraires versés, y compris ceux qui se rapportent à des services de vérification et ceux qui se rapportent à des services autres que de vérification.

Déclaration à l'appui de la proposition
Le rôle des vérificateurs indépendants, qui est d'assurer l'intégrité des états financiers des sociétés ouvertes, est d'une importance fondamentale pour le fonctionnement efficace des marchés financiers. Il est d'une importance cruciale pour l'intégrité du processus de vérification et la confiance des investisseurs que les cabinets qui effectuent la vérification des sociétés ouvertes s'abstiennent d'entretenir des relations qui seraient de nature à compromettre leur indépendance ou à donner l'apparence d'un jugement biaisé.

Pour déterminer si des conflits d'intérêts réels ou éventuels existent, les actionnaires doivent être informés des honoraires versés aux vérificateurs de notre société pour les services de vérification, mais aussi spécialement pour les services non reliés à la vérification que fournissent ces entités ou des membres de leur groupe.

L'Institut Canadien des Comptables Agréés, le Canadian Venture Exchange et la Bourse de Toronto ont récemment parrainé un comité mixte sur la régie d'entreprise, qui a produit son rapport final, intitulé Au-delà de la conformité, la gouvernance, en novembre 2001. Ce rapport traitait des principaux aspects de la régie d'entreprise des sociétés canadiennes qui pourraient être améliorés, dont l'information financière. Voici un extrait du rapport :

> *En 1998, la Securities and Exchange Commission des États-Unis, dans le cadre d'un plan en neuf points visant à mieux garantir la crédibilité et la transparence de l'information financière, a demandé à la Bourse de New York et à la National Association of Securities Dealers de parrainer un comité chargé de l'amélioration de l'efficacité des comités de vérification (appelé le Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees).*
>
> *Notre mandat nous invitait à formuler des recommandations sur la façon de réagir aux nouvelles exigences adoptées aux États-Unis en réponse aux recommandations du Blue Ribbon Committee.*
>
> *Notre approche globale est de rechercher le plus possible l'harmonisation avec les pratiques américaines, dans les limites du raisonnable.*

Nous sommes par conséquent d'avis qu'il est pertinent d'étudier les déclarations de la SEC des États-Unis sur cette question. La SEC a récemment abordé la question de l'information en exigeant que les sociétés divulguent tous les honoraires versés aux cabinets de vérificateurs dont les services sont retenus pour procéder à la vérification et ce, tant au chapitre de la vérification que pour d'autres services. Comme le déclare la SEC :

> *Les vérificateurs indépendants exécutent un mandat public important. Les investisseurs doivent pouvoir s'appuyer sur les états financiers des émetteurs... Si les investisseurs ne croient pas qu'un vérificateur est*

indépendant d'une société, ils auront peu confiance en l'opinion du vérificateur et seront beaucoup moins susceptibles d'investir dans les titres de cette société ouverte. (Traduction de l'anglais du Staff Legal Bulletin nº 14, 7/13/01 de la Division of Corporate Finance)

Notre société ne divulgue pas les honoraires se rapportant à la vérification et aux autres services qu'elle a versés au cabinet d'experts-comptables dont elle a retenu les services pour procéder à sa vérification. Nous sollicitons votre appui à la présente résolution, qui est présentée dans le but de protéger l'intégrité de la vérification et de l'information financière de la société.

LE CONSEIL D'ADMINISTRATION RECOMMANDE AUX ACTIONNAIRES DE VOTER EN FAVEUR DE LA PROPOSITION POUR LES MOTIFS SUIVANTS :

La société et le conseil d'administration sont conscients de la préoccupation grandissante quant aux rapports de vérification indépendants et de leur importance. Le comité de vérification de la société, conformément à son mandat, examine les honoraires qui sont versés par la société et ses filiales à tous les vérificateurs pour la préparation des états financiers consolidés et les autres services rendus. Le comité de vérification examine en outre annuellement l'indépendance des vérificateurs dans l'exécution de leurs obligations et en ce qui concerne les mesures prises pour assurer l'intégrité des états financiers consolidés et des rapports. Même si elle est d'avis que l'indépendance de ses vérificateurs et les honoraires qu'ils reçoivent sont des questions qui doivent être dûment passées en revue par son comité de vérification tous les ans, la société ne s'oppose pas au fait de divulguer dans son rapport annuel ou dans la circulaire de sollicitation de procurations de la direction les honoraires versés à son vérificateur. Les renseignements demandés dans la proposition d'actionnaire figurent dans la Déclaration de responsabilité de la direction transmise aux actionnaires avec les états financiers consolidés et la présente circulaire de sollicitation de procurations de la direction.

De plus, la communication de l'information financière de la société est conforme aux principes comptables généralement reconnus du Canada et aux lignes directrices de la Bourse de Toronto à l'égard de la régie d'entreprise.

Compte tenu de ses pratiques actuelles et de la divulgation qui est faite des renseignements demandés dans le rapport annuel, la société recommande donc un vote en faveur de la proposition.

Loblaw Companies Limited

Proxy

The undersigned shareholder of LOBLAW COMPANIES LIMITED hereby appoints W. Galen Weston, Chairman of the Board, or failing him Stewart E. Green, Senior Vice President and Secretary or instead of any of them

____

as proxyholder of the undersigned with full power of substitution, to attend and to vote or refrain from voting all of the shares registered in the name of the undersigned on behalf of the undersigned at the **Annual Meeting of Shareholders of the Corporation to be held on Wednesday, May 1, 2002, and at every adjournment thereof** as follows:

(a) ☐ VOTED FOR the election of directors; ☐ NOT VOTED in such election;

(b) ☐ VOTED FOR the appointment of auditor; ☐ NOT VOTED in such appointment;

(c) ☐ VOTED FOR the Shareholder Proposal; ☐ VOTED AGAINST the Shareholder Proposal;

(d) **In his/her discretion** with respect to any amendments or variations to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof.

________________, 2002 ____________________________

Date　　　　　　　　Signature of Shareholder

Notes:

1. Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. If not dated, this proxy shall be deemed to bear the date on which it was mailed by the management of the Corporation.
2. **This proxy is solicited by the management of the Corporation.**
3. **You have the right to appoint some person (who need not be a shareholder of the Corporation) other than the persons designated in this form of proxy to attend and act on your behalf at the Meeting** either by striking out the names of the persons designated and inserting such person's name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy in the envelope provided to Computershare Trust Company of Canada in time for the Meeting.

02 APR -4 AM 8:2

THIS IS YOUR PROXY, PLEASE COMPLETE AND RETURN IN THE ENVELOPE PROVIDED.

Les Compagnies Loblaw Limitée

Procuration

Par les présentes, l'actionnaire soussigné de LES COMPAGNIES LOBLAW LIMITÉE nomme W. Galen Weston, président du conseil ou, à défaut de celui-ci, Stewart E. Green, vice-président principal et secrétaire ou, à la place de l'un ou l'autre de ceux-ci,

____

en tant que fondé de pouvoir, avec plein pouvoir de substitution, afin d'assister à **l'assemblée annuelle des actionnaires de la société devant avoir lieu le mercredi 1er mai 2002 et à toute reprise de celle-ci** et d'y exercer ou de s'abstenir d'y exercer, pour son compte, les droits de vote afférents à toutes les actions immatriculées en son nom de la façon suivante :

a) ☐ VOTER EN FAVEUR de l'élection des administrateurs; ☐ S'ABSTENIR de voter sur cette élection;

b) ☐ VOTER EN FAVEUR de la nomination du vérificateur; ☐ S'ABSTENIR de voter sur cette nomination;

c) ☐ VOTER EN FAVEUR de la proposition d'actionnaire; ☐ VOTER CONTRE la proposition d'actionnaire;

d) **Voter à son gré** relativement à toute modification apportée aux questions précédentes et aux autres questions qui peuvent être dûment soumises à l'assemblée ou à une reprise de celle-ci.

______________, 2002 ______________________________

Date Signature de l'actionnaire

Notes :

1. À l'assemblée, les actionnaires peuvent voter soit en personne, soit par procuration. Une procuration doit être datée et signée par l'actionnaire ou par son mandataire autorisé par écrit. Si la présente procuration n'est pas datée, elle est réputée porter la date à laquelle elle a été postée par la direction de la société.

2. **La présente procuration est sollicitée par la direction de la société.**

3. **Vous avez le droit de nommer une personne (qui ne doit pas nécessairement être actionnaire de la société) différente des personnes désignées dans le présent formulaire de procuration afin d'assister et d'agir en votre nom à l'assemblée** soit en rayant le nom des personnes désignées et en insérant le nom de cette personne dans l'espace prévu à cette fin, soit en remplissant un autre formulaire de procuration en bonne et due forme et, dans chaque cas, en livrant la procuration remplie dans l'enveloppe fournie à cette fin à la Société de fiducie Computershare du Canada à temps pour l'assemblée.

LE PRÉSENT DOCUMENT EST VOTRE PROCURATION, VEUILLEZ LA REMPLIR ET LA RETOURNER DANS L'ENVELOPPE PRÉVUE À CETTE FIN.

Loblaw Companies Limited

Employee Share Ownership Plan
Voting Instruction Form

The undersigned participant in the Loblaw Companies Limited Employee Share Ownership Plan (the "Plan") hereby instructs Computershare Trust Company of Canada as Trustee of the Plan to attend either in person or through its proxy the **Annual Meeting of Shareholders of the Corporation to be held on Wednesday, May 1, 2002, and at every adjournment thereof** and to vote or refrain from voting the shares held on behalf of the undersigned as follows:

(a) ☐ VOTED FOR the election of directors; ☐ NOT VOTED in such election;

(b) ☐ VOTED FOR the appointment of auditor; ☐ NOT VOTED in such appointment;

(c) ☐ VOTED FOR the Shareholder Proposal; ☐ VOTED AGAINST the Shareholder Proposal;

(d) **In its discretion** with respect to any amendments or variations to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof.

________________, 2002 ________________________________
Date   Signature of Participant

Print Name: ________________________________

Number of Shares: ________________________________

This Voting Instruction Form:

- is to be completed by participants in the Plan who have acquired common shares of the Corporation through their own contributions to the Plan;
- must be executed by the participant or his/her legal representative duly authorized in writing:
  - executors, administrators, trustees, attorneys, etc. should indicate the capacity in which they sign;
  - the signature of the participant must agree with the name on the Voting Instruction Form;
- if not dated, will be deemed to bear the date on which it was sent to the participant;
- revokes any voting instructions previously given; and
- should be read in conjunction with the accompanying Notice of Meeting and Management Proxy Circular.

This Voting Instruction Form confers discretionary authority on Computershare Trust Company of Canada to vote or act as it sees fit in respect of each of the matters referred to if no choice is specified and in respect of any amendments or other matters that may properly come before the Annual Meeting or any adjournment thereof. If a choice is specified with respect to any matter to be acted upon at the Annual Meeting, shares represented by a properly executed Voting Instruction Form will be voted, or withheld from voting, accordingly, on any ballot that may be called for. IN THE ABSENCE OF CONTRARY INSTRUCTIONS, COMPUTERSHARE TRUST COMPANY OF CANADA WILL VOTE THE SHARES FOR THE ELECTION OF MANAGEMENT NOMINEES AS DIRECTORS, FOR THE APPOINTMENT OF KPMG LLP AS AUDITOR AND FOR THE SHAREHOLDER PROPOSAL.

PLEASE SIGN AND RETURN IN THE ENCLOSED ENVELOPE

Les Compagnies Loblaw Limitée

Régime d'actionnariat des employés
Formulaire de directives de vote

Par les présentes, le participant soussigné du régime d'actionnariat des employés de Les Compagnies Loblaw Limitée (le « régime ») demande à la Société de fiducie Computershare du Canada, à titre de fiduciaire du régime, d'assister soit en personne, soit par son fondé de pouvoir, à **l'assemblée annuelle des actionnaires de la société devant avoir lieu le mercredi 1er mai 2002 et à toute reprise de celle-ci** et d'y exercer ou de s'abstenir d'y exercer les droits de vote du soussigné de la façon suivante :

a) ☐ VOTER EN FAVEUR de l'élection des administrateurs; ☐ S'ABSTENIR de voter sur cette élection;

b) ☐ VOTER EN FAVEUR de la nomination du vérificateur; ☐ S'ABSTENIR de voter sur cette nomination;

c) ☐ VOTER EN FAVEUR de la proposition d'actionnaire; ☐ VOTER CONTRE la proposition d'actionnaire;

d) **Voter à son gré** relativement à toute modification apportée aux questions précédentes et aux autres questions qui peuvent être dûment soumises à l'assemblée ou à une reprise de celle-ci.

_______________ 2002 ______________________________
Date Signature du participant

Nom en lettres moulées : ______________________________

Nombre d'actions : ______________________________

Le présent formulaire de directives de vote :

- doit être rempli par les participants du régime qui ont acquis des actions ordinaires de la société au moyen de leurs propres cotisations au régime;
- doit être signé par le participant ou son représentant légal dûment autorisé par écrit :
  - les exécuteurs testamentaires, administrateurs, fiduciaires, mandataires, etc. doivent indiquer en quelle capacité ils signent;
  - la signature du participant doit correspondre au nom figurant sur le formulaire de directives de vote;
- s'il ne porte pas de date, il sera réputé porter la date à laquelle il a été envoyé au participant;
- révoque toute directive de vote donnée antérieurement;
- doit être lu avec l'avis de convocation à l'assemblée et la circulaire de sollicitation de procurations de la direction ci-joints.

Le présent formulaire de directives de vote confère à la Société de fiducie Computershare du Canada un pouvoir discrétionnaire l'autorisant à voter ou à agir comme elle le juge à propos à l'égard de chaque question pour laquelle aucun choix n'est précisé et de toute modification ou de toute autre question qui peut être dûment soumise à l'assemblée annuelle ou à une reprise de celle-ci. Si un choix est précisé relativement à toute question devant être soumise à l'assemblée annuelle, les droits de vote afférents aux actions représentées par un formulaire de directives de vote dûment signé seront exercés ou ne seront pas exercés, en conséquence, lors de tout scrutin qui peut être demandé. EN L'ABSENCE DE DIRECTIVES À L'EFFET CONTRAIRE, LA SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA EXERCERA LES DROITS DE VOTE AFFÉRENTS AUX ACTIONS « EN FAVEUR » DE L'ÉLECTION DES CANDIDATS DE LA DIRECTION À TITRE D'ADMINISTRATEURS, DE LA NOMINATION DE KPMG S.R.L. À TITRE DE VÉRIFICATEUR ET DE LA PROPOSITION D'ACTIONNAIRE.

VEUILLEZ SIGNER LE PRÉSENT DOCUMENT ET LE RETOURNER DANS L'ENVELOPPE CI-JOINTE.